3

06012513

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dewalta Income Fund

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 17 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34834

FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 4/14/06

File No. 82-34834

NEWALTA INCOME FUND REPORT TO UNITHOLDERS 2005

ARIS 12-31-05



FIVE-YEAR PERFORMANCE


REVENUE
248
$ millions
250
200
150
100
50
01
02
03
04
05


OPERATING INCOME[2]
56
$ millions
60
50
40
30
20
10
01
02
03
04
05


EBITDA[1,2]
79
$ millions
80
80
40
20
01
02
03
04
05


CASH FLOW[1,2]
75
$ millions
80
60
40
20
01
02
03
04
05

1 *These financial measures do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles. Non-GAAP financial measures are defined in the Management's Discussion and Analysis.*

2 *Excludes 2003 and 2002 reorganization costs and 2001 take-over bid and reorganization costs.*

MONTHLY DISTRIBUTIONS


16.5¢
9.0¢
¢/UNIT
03
04
05

TOTAL INVESTOR RETURN


$29.18
$/UNIT
2005
39%
2004
48%
2003
115%
$7.94

Total investor return is calculated by dividing the difference between the opening and closing unit prices, plus monthly distributions, by the opening unit price.

FINANCIAL HIGHLIGHTS

($000s except per unit data)	2005	2004	% increase
Revenue	**248,086**	178,668	39
EBITDA[1]	**78,884**	54,926	44
Net earnings	**46,978**	36,205	30
Earnings per unit ($)	**1.69**	1.33	27
Cash flow[1]	**75,312**	53,794	40
Cash flow per unit ($)	**2.71**	1.98	37
Cash available for growth and distributions[1]	**67,237**	44,186	52
Cash available for growth and distributions per unit ($)	**2.42**	1.63	48
Cash distributed[1]	**40,859**	38,071	7
Maintenance capital expenditures	**8,847**	7,755	14
Growth and acquisition capital expenditures	**104,958**	47,879	119
Weighted average units outstanding	**27,800**	27,134	2
Total units outstanding	**29,055**	27,294	6

[1] *These financial measures do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles. Non-GAAP financial measures are defined in the Management's Discussion and Analysis.*

Newalta, one of Canada's largest industrial waste management companies, has delivered compound annual revenue growth of 30% since 1993. Since converting to an income trust in 2003, Newalta has increased distributions by 83% and delivered a total return of 312% to investors.

Newalta focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. It also provides environmentally sound disposal of solid, non-hazardous industrial waste.

With 1,500 talented people and a network of 56 facilities throughout Canada, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing exceptional customer service, safe operations and environmental stewardship has enabled the Company to expand into new service sectors and geographic markets.



Our strategy of focused investment in businesses we know well, the dedicated efforts of our talented people and robust market conditions combined to produce another year of very strong financial results in 2005 and significant progress on the execution of our strategy.

We invested $105 million in growth and acquisition capital in 2005, including five acquisitions totaling $70 million to expand services and broaden our market coverage in western Canada. These initiatives together with past capital spending, the successful integration of acquired companies and improved utilization of assets drove our return on capital to 24.7% and return on equity to 20.7% for the year.

In 2005, year-over-year revenue grew 39% to $248 million, cash flow increased 40% to $75 million, and cash available for growth and distributions per unit grew 52% to $2.42. We increased distributions twice during the year from 12.5¢ per month to the current level of 16.5¢ per month – a 32% increase. Of the cash available for growth and distributions that we generated, 61% was distributed to unitholders and 39% retained to fund growth capital projects.

These 2005 accomplishments and the sustainability of future growth are built upon a foundation of solid infrastructure and strong operations which began in 1993.

BUILDING THE FOUNDATION

The current senior management team joined Newalta in 1993 to build the Company by establishing oilfield and industrial environmental services businesses in western Canada.

From 1993 to 2002, we steadily improved performance through a balanced strategy of organic and acquisition growth. Revenue grew 14 times to $112 million, cash flow grew 21 times to $32 million, and our market capitalization increased 15 times to $175 million.

Acquiring and constructing facilities, Newalta expanded its network and developed and commercialized new processes to recover saleable products from oilfield and industrial wastes.

CONVERTING TO AN INCOME FUND

Newalta converted to an income fund in 2003 and continued to grow dynamically by leveraging the solid infrastructure built in western Canada with a more aggressive growth and acquisition program underpinned by strong returns on capital.

From 2003 to 2005, $169 million of growth capital and acquisition expenditures doubled revenue to $248 million, doubled cash flow to $75 million, and increased the market capitalization by five times to $840 million. Return on capital averaged 23.1% and return on equity averaged 18.1% during this period.

PRESIDENT'S MESSAGE

ALAN P. CADOTTE
President and Chief Executive Officer

The Company's return on investment and ongoing efficiency improvements yielded significant growth in cash available for growth and distributions. Initial monthly distributions of 9.0¢ in 2003 have been increased four times to the current level of 16.5¢ – an 83% increase.

Newalta has delivered total returns to investors of 115% in 2003, 48% in 2004 and 39% in 2005 and retains its position as one of the top performing business trusts in Canada.

LEVERAGING MULTIPLE PLATFORMS FOR GROWTH

In January 2006, Newalta acquired Ontario-based PSC Industrial Services Canada Inc., an industrial waste management company, to provide a platform for central and eastern Canada expansion. These operations have an experienced management team with a track record of delivering profitable performance. The business serves customers through its 530 people and an integrated network of eight facilities in southern Ontario, including a solid, non-hazardous industrial waste landfill.

During 2006, Newalta will continue to aggressively expand operations Canada-wide through a capital budget of $118 million, including $100 million in growth capital investments. To maintain its growth momentum, the Company will continue to pursue acquisitions to further improve investor returns.

In March 2006, Newalta completed a bought-deal financing for $196 million to reduce debt and to provide the financial resources to fund the capital investment program as well as additional acquisitions.

SUSTAINING FUTURE GROWTH

The outlook for 2006 and beyond offers exciting prospects driven by strong industry fundamentals. We continue to foresee robust activity for our customers in the oil and gas and manufacturing sectors.

We have consistently demonstrated our ability to achieve strong returns on capital, grow cash flow and drive exceptional shareholder value while maintaining our core values of operating safely, providing quality customer service and environmental stewardship. In 2005, we experienced an 18% increase in hours worked and yet the total recordable workplace injury frequency was reduced by 23%. I am very proud of our exceptional record in continually improving our safety performance as we expand the business.

We have 1,500 talented people and a strong Board of Trustees dedicated to helping us realize our strategy. Newalta is firmly positioned with multiple platforms for expansion, and we have established a national presence. In 2006, we embark on a new phase of growth based on the same fundamentals that have been the foundation of our success for more than a decade. We are confident we will continue to deliver superior returns for our investors as we build a leading Canadian business.

MARCH 7 · 2006 **"Signed" Alan P. Cadotte**

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2005

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Income Fund (the "Fund") and Newalta Corporation (the "Corporation" and together with the Fund, "Newalta"), or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of trust unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, fluctuations in fuel costs, acquisition strategy, liabilities associated with acquisitions, integration of acquired businesses, dependence of Newalta on senior management, dealings with labour unions, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta, the mutual fund trust status of Newalta, government budget proposals and such other risks or factors described from time to time in the reports filed with securities regulatory authorities by Newalta.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risk and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and the forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta does not intend, or assume any obligation, to update these forward-looking statements.

File No. 82-34834

FINANCIAL RESULTS AND HIGHLIGHTS

($000s except per unit data)	Three Months Ended December 31 (unaudited) 2005	2004	% Increase (Decrease)	Year Ended December 31 2005	2004	% Increase (Decrease)
Revenue	**86,663**	49,339	76	**248,086**	178,668	39
Operating income	**18,862**	8,941	111	**56,445**	38,744	46
Net earnings	**14,445**	8,364	73	**46,978**	36,205	30
Earnings per unit ($)	**0.51**	0.31	65	**1.69**	1.33	27
Diluted earnings per unit ($)	**0.50**	0.30	67	**1.66**	1.31	27
EBITDA[1]	**25,396**	13,531	88	**78,884**	54,926	44
Cash flow[1]	**23,827**	13,251	80	**75,312**	53,794	40
– per unit – ($)	**0.83**	0.49	69	**2.71**	1.98	37
Maintenance capital expenditures	**3,284**	1,773	85	**8,847**	7,755	14
Principal repayments	**–**	–	–	**–**	1,500	(100)
Cash available for growth and distributions[1]	**20,417**	11,407	79	**67,237**	44,186	52
– per unit – ($)	**0.71**	0.42	69	**2.42**	1.63	48
Distributions declared	**13,751**	10,288	34	**49,602**	39,659	25
– per unit – ($)	**0.48**	0.38	26	**1.78**	1.46	22
Cash distributed[1]	**10,333**	9,228	12	**40,859**	38,071	7
Growth and acquisition capital expenditures	**71,233**	14,874	379	**104,958**	47,879	119
Weighted average units outstanding	**28,597**	27,265	5	**27,800**	27,134	2
Total units outstanding	**29,055**	27,294	6	**29,055**	27,294	6

1 *These financial measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP"). Non-GAAP financial measures are identified and defined in the attached Management's Discussion and Analysis.*

This Management's Discussion and Analysis contains references to certain financial measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and may not be comparable to similar measures presented by other funds or entities. These financial measures are identified and defined below:

"EBITDA" is provided to assist management and investors in determining the ability of Newalta to generate cash from operations. EBITDA is calculated from the consolidated statements of operations and accumulated earnings and is defined as revenue less operating and selling, general and administrative expenses.

"Cash flow" is used to assist management and investors in analyzing operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Cash flow is calculated from the consolidated statements of cash flows and is defined as cash provided by operating activities before changes in non-cash working capital and asset retirement costs.

"Cash available for growth and distributions" is used by management to supplement cash flow as a measure of operating performance and leverage. The objective of this measure is to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is defined as cash flow less maintenance capital expenditures, principal repayments, asset retirement costs and deferred costs incurred plus net proceeds on sales of fixed assets.

"Cash distributed" is provided to assist management and investors in determining the actual cash outflow to unitholders in each period and is used to analyze liquidity. Cash distributed is defined as distributions declared for the period plus opening distributions payable, less ending distributions payable and distributions reinvested by unitholders under the DRIP during the period.

"Net margin" is used by management to analyze divisional operating performance. Net margin as presented is not intended to represent operating income nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Net margin is calculated from the segmented information contained in the notes to the consolidated financial statements and is defined as revenue less operating and depreciation and accretion expenses.

"Return on capital" is used by management to analyze the operating performance of the company's investments in capital assets, intangibles and goodwill. Return on capital is calculated by dividing EBITDA, excluding reorganization costs, by the average net book value of capital assets, intangibles and goodwill.

"Return on equity" is used by management to analyze the profitability generated from the funds provided by unitholders. Return on equity is calculated by dividing net earnings, excluding reorganization costs, by the average unitholder's equity.

"Total return to investors" is used by management and investors to analyze the return generated by investors on the investment in units of the Fund. Total return to investors is calculated by dividing the difference between 2005 opening and closing unit prices, plus declared distributions, by 2005 opening unit price.

References to EBITDA, cash flow, cash available for growth and distributions, cash distributed, net margin, return on capital, return on equity and total return to investors throughout this document have the meanings set out above.

The following discussion and analysis should be read in conjunction with (i) the consolidated financial statements of the Fund and the notes thereto for the year ended December 31, 2005, (ii) the consolidated financial statements of the Fund and notes thereto and Management's Discussion and Analysis of the Fund for the year ended December 31, 2004, (iii) the most recently filed Annual Information Form of the Fund and (iv) the consolidated interim financial statements of the Fund and the notes thereto and Management's Discussion and Analysis for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Information for the year ended December 31, 2005, along with comparative information for 2004, is provided.

This Management's Discussion and Analysis is dated March 7, 2006 and takes into consideration information available up to that date.

RONALD L. SIFTON
Senior Vice President, Finance and Chief Financial Officer

Overall Performance

During the year, Newalta continued to position the business for future growth through management additions, strategic acquisitions and growth and productivity investments. These initiatives positioned the organization to capitalize on robust market conditions and expand into new lines of business, contributing significantly to the strong results delivered during the year.

Accomplishments completed and initiated during the year include:

- Two increases in monthly unit distributions, totaling 32%, during the year as a result of improved performance – the first in March, a 20% increase in monthly unit distributions to $0.15 per unit, followed in November by a further 10% increase to $0.165 per unit.
- Completion of five acquisitions up to December 31, 2005, totaling $70.2 million. The largest of these acquisitions was the purchase of the drill-site and drilling fluid assets of Calgary-based GLP Group Inc. ("GLP") for $47.5 million plus acquisition costs and working capital, which complements Newalta's existing facility network. This new business is consistent with Newalta's strategy to expand services to existing customers and to increase market coverage.
- On January 6, 2006, Newalta successfully completed the acquisition of PSC Industrial Services Canada Inc. ("PSC Canada") for $110 million cash plus acquisition costs of approximately $4.8 million and a working capital adjustment to be determined within 90 days of close. PSC Canada, which forms the Central division, represents a strategic entry vehicle into the Ontario market. PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities. The acquired operation is a fully independent business that has delivered consistent, stable and profitable performance and includes 530 people and an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies.
- To fund the acquisition of PSC Canada, the Corporation entered into an amended credit facility agreement on January 4, 2006 comprised of a $35 million extendible operating term facility to fund working capital, a $165 million extendible term facility to fund growth capital and a $70 million non-revolving 180-day term facility. Subsequent to the completion of the PSC Canada acquisition, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The estimated net proceeds from the offering of $185.7 million were used to repay the non-revolving 180-day term facility and pay down outstanding indebtedness under the extendible term facilities, creating approximately $144 million of unutilized debt capacity. This has substantially strengthened the balance sheet and positions Newalta to continue to aggressively pursue growth opportunities in the coming year and to continue to deliver dynamic growth.
- A total of $113.8 million was invested in maintenance and growth projects and acquisitions in 2005, compared to $55.6 million in 2004. Newalta's capital budget for 2006, not including the acquisition of PSC Canada, is $118 million, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. Total capital expenditures for 2005 plus the acquisition of PSC Canada and budgeted capital investments in 2006 are anticipated to be approximately $350 million.
- Newalta started the year with approximately 625 people and ended the year with over 925 people and, after giving effect to the PSC Canada acquisition, has approximately 1,500 people and a national reach.



Financial Highlights

During 2005, Newalta delivered dynamic growth in revenue with increased profitability while continuing to aggressively invest in opportunities to drive future growth. For the year, return on capital was 24.7% and return on equity was 20.7%, which are above the average of the last three years' return on capital of 23.1% and return on equity of 18.1%. In addition, Newalta delivered a total return to investors in 2005 of 39%.

Revenue increased 39% to $248.1 million and EBITDA increased 44% to $78.9 million. Operating expenses, as a percentage of revenue, decreased to 58% while selling, general and administrative ("SG&A") costs remained constant at 10% of revenue driving improved profitability and cash flow. EBITDA as a percentage of revenue improved to 32% from 31% in the prior year.

Each of the Oilfield and Industrial divisions ("Oilfield" and "Industrial", respectively) made significant progress on their initiatives to drive increased cash flows and improve return on assets. Oilfield revenue increased $56.2 million, or 49%, to $170.9 million compared to $114.7 million in 2004 and net margin, as a percentage of revenue, remained steady at 45%. Corporate growth initiatives and robust industry activity levels drove improved financial performance in the Oilfield division. Of the $25.0 million increase in Oilfield net margin, $4.2 million was attributable to increased crude oil sales, with the remaining increase the result of expansion in on-site services, satellites and partnerships, and complementary asset acquisitions such as GLP and WasteCo Environmental Services Ltd. ("WasteCo"). Industrial revenue and net margin increased 21% and 27% to $77.2 million and $10.7 million, respectively, despite the negative impact of rising commodity prices. As a percentage of revenue, net margin improved to 14% from 13% in 2004. Improved asset utilization and expansion of new business lines, such as on-site services, were major factors in the improvement in Industrial's profitability.

Cash available for growth and distributions increased 52% to $67.2 million, or $2.42 per unit, compared to $44.2 million, or $1.63 per unit, in 2004. Distributions were increased twice during the year, from $0.125 to $0.15 per unit in March and again in November from $0.15 to $0.165 per unit. Cash distributed, as a percentage of cash available for growth and distributions was 61% compared to 86% in 2004. Notwithstanding a 32% increase to monthly distributions in 2005, the proportion of cash distributed to investors decreased and the proportion retained for growth increased significantly providing improved stability and security of distributions.

Growth and acquisition capital expenditures increased 119% in 2005 to $105.0 million, of which $71.2 million was invested in the fourth quarter. Acquisition investments, including working capital, increased 377% to $78.3 million, compared to $16.4 million in 2004.

Selected Annual Information

($000s except per unit data)	**2005**	2004	2003
Revenue	**248,086**	178,668	155,032
Operating Income	**56,445**	38,744	31,198
Net earnings	**46,978**	36,205	26,791
Earnings per unit ($)	**1.69**	1.33	1.14
Diluted earnings per unit ($)	**1.66**	1.31	1.12
Cash flow	**75,312**	53,794	43,590
Cash flow per unit ($)	**2.71**	1.98	1.86
Total assets	**457,646**	324,945	285,272
Total long-term debt	**107,369**	36,617	13,502
Distributions declared	**49,602**	39,659	22,958
Distributions declared per unit ($)	**1.78**	1.46	0.96

The factors that impacted revenue and profitability are outlined under the headings entitled "Overall Performance" and "Results of Operations". Total assets increased by $132.7 million, or 41%, in 2005 primarily due to the growth and acquisition capital spending. Total growth and acquisition capital expenditures in 2005 were $105.0 million compared to $47.9 million in 2004 and $15.6 million in 2003. Long term debt increased by $70.8 million in 2005. Growth capital and acquisitions were also funded by the excess of cash available for growth and distributions over cash distributed to unitholders ($26.3 million in 2005 and $6.1 million in 2004).

On March 1, 2003, the Corporation converted to an income trust. The first distribution was declared for the month of March, 2003. Operating results in 2003 include reorganization costs of $5.2 million.

Segmented information is discussed in further detail under the "Results of Operations".

Results of Operations

Growth in divisional net margin outpaced revenue growth in 2005 as revenue increased by 39% or $69.4 million, while combined divisional net margin increased by 45%, or $27.3 million, compared to 2004. The improved profitability was driven by growth initiatives, productivity improvements and acquisitions as well as continued strengthening of commodity prices and robust industry activity levels.

Oilfield

In 2005, approximately 47% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 11% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. Revenue is impacted by oilfield activity levels which are driven mainly by commodity prices. An increase of Cdn $1.50 in WTI is estimated to positively impact net margin by approximately $0.5 million.

For 2005, Oilfield accounted for approximately 67% of Newalta's total assets and generated 69% of Newalta's revenue and 88% of Newalta's combined divisional net margin in 2005. As a percentage of revenue, net margin remained constant at 45% in Oilfield for both 2005 and 2004.

During the year, Oilfield revenue increased 49% to $170.9 million, from $114.7 million in 2004, and net margin increased 48% to $76.8 million, from $51.8 million in 2004. Net margin growth fell short of revenue growth due to a change in product mix attributable to the addition of new complementary services to the same customer base, and these services have lower operating margins. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and WasteCo and the growth in on-site services, satellites and partnerships consistent with the growth capital investments in 2004 and 2005. Additional revenue growth was attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes and higher crude oil sales.

The total volume of crude oil recovered during the year increased by 24% to 1,319,032 barrels compared to 1,067,465 barrels in 2004. Recovered crude oil sales increased by $4.2 million, or 29%, to $18.9 million compared to $14.7 million in 2004. The volume of crude oil sold to Newalta's account was 341,541 barrels compared to 334,709 barrels in 2004, representing a 2% increase. The price per barrel sold during the year increased by 26% to an average price of Cdn $55.24 per barrel compared to an average price of Cdn $43.85 per barrel in 2004.

Capital expenditures were $89.2 million compared to $38.9 million in 2004. Growth capital expenditures consisted primarily of productivity improvements at several facilities, drill-site waste management units and the addition of centrifuges. Acquisitions included two oilfield facilities for $12.8 million, certain assets included in the WasteCo acquisition and the purchase of the assets of GLP for $47.5 million plus acquisition costs and $5.4 million of working capital. Maintenance capital expenditures were $6.0 million compared to $5.0 million in 2004.

The outlook for Oilfield in 2006 remains very positive. Activity levels remain very strong in the first quarter and they are expected to remain strong as producers take advantage of favourable commodity prices. Management's strategic growth focus in on-site services, satellites and partnerships, in addition to continued contribution from growth capital investments and acquisitions made in 2004, 2005 and budgeted for 2006, are expected to continue to positively impact performance.

Industrial

Industrial collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile on-site services throughout western Canada. Recovered materials are processed into resaleable products. Industrial produces various resaleable products from waste lubricating oil, including base oils, refinery feedstocks, industrial fuels and carrier fluids, such as drilling oil.

Industrial's performance is impacted by the general state of the economy in western Canada, as well as commodity prices and economic conditions related to the oil and gas, mining and forestry industries. The automotive market into which resaleable products are sold is generally a stable market as the sale of goods such as lube oil does not significantly fluctuate from year to year.

For 2005, Industrial accounted for 27% of Newalta's total assets and generated 31% of Newalta's total revenue and 12% of Newalta's combined divisional net margin.

Industrial revenue increased 21% to $77.2 million in 2005 compared to $64.0 million in the prior year. Net margin increased 27% to $10.7 million compared to $8.4 million in 2004. As a percentage of revenue, net margin improved to 14% from 13%, compared to 2004. High crude oil prices continued to impact Industrial's performance, resulting in an estimated reduction in net margin of $2.5 million due to decreased used oil collection revenue, as industrial fuel customers sourced alternative fuels, and increased transportation costs. Excluding this effect, net margin was up $4.8 million or 57% as a result of increased revenue due to on-site and overall demand for the division's services consistent with efforts to refocus the business on larger industrial wastes. An increase of Cdn $1.50 in WTI is estimated to negatively impact net margin by $0.2 million.

Revenue for Industrial continued to shift in favour of service revenue, which is less sensitive to commodity prices. Approximately 42% of the total revenue was derived from product sales in 2005 compared to 45% in 2004. The balance of Industrial's revenue was derived from on-site services, collection and processing fees which increased 29%, to $45.0 million in 2005 compared to $34.9 million in 2004.

Revenue and net margin increases have been driven primarily by improved utilization of Industrial's mobile and fixed facilities. This includes increased utilization of mobile equipment to fully integrate on-site "point-of-waste generation" services with centralized processing capabilities. The increase in on-site services and mobile equipment utilization has resulted in increased wastewater and sludge volumes received at our service facilities which contributed to improved margins. Oil recycling revenue increased 3% in 2005; improved product pricing for finished goods and a 6% increase in used oil collection volumes were mostly offset by reduced used oil collection revenue as a result of high crude oil prices.

Capital expenditures were $14.2 million compared to $13.2 million in 2004. Growth capital expenditures consisted primarily of productivity improvements at several facilities and centrifugation technology. Acquisitions included certain assets included in the WasteCo acquisition and the purchase of the assets of an industrial cleaning business for $4.5 million. Maintenance capital expenditures were $2.1 million compared to $2.2 million in 2004.

Industrial will continue to focus on increasing utilization of its fleet of mobile equipment for on-site services, leveraging its centrifugation expertise in sludge processing, developing product markets and expanding wastewater processing, as well as identifying potential acquisitions of complementary businesses. This strategy, combined with the contribution from acquisitions and growth capital investments in 2005 and budgeted for 2006, is anticipated to continue to contribute to strong performance in the years ahead.

Corporate and Other

SG&A costs increased 37% to $25.7 million compared to $18.7 million in 2004. The increase in SG&A costs was due primarily to increased salaries from strengthening the corporate infrastructure through key personnel additions, with the remaining increase due to acquired SG&A from GLP and WasteCo and other costs associated with growth in the business. As a percentage of revenue, SG&A costs remained constant at 10% for both years, which is in line with our objective of maintaining SG&A costs at 10% or less of revenue.

Depreciation and accretion increased $3.8 million, or 25%, to $19.0 million compared to $15.1 million last year. Increased depreciation was attributable to growth capital and acquisition expenditures. As a percentage of revenue, depreciation and accretion remained constant at 8% for both 2005 and 2004.

Interest expense increased to $3.5 million compared to $1.4 million in 2004. The increase was the result of higher average debt levels in 2005 compared to 2004. Total debt at the end of 2005 was $107.4 million compared to $36.6 million at the end of 2004. The increase in long-term debt was attributable to growth capital and acquisition expenditures funded from the credit facility.

Current tax expense increased by $0.2 million to $0.9 million compared to $0.7 million in 2004. Current tax expense was related to large corporation taxes and provincial capital taxes. Based on projected levels of capital spending, anticipated earnings and the recently completed equity financing, the Fund is not expected to pay cash taxes until 2007 at the earliest, with the exception of large corporate and provincial capital taxes. Future income tax increased by $6.8 million to $8.6 million compared to $1.8 million in 2004. The increase was directly attributable to the increase in earnings.

Operating income increased by 46% to $56.4 million from $38.7 million in 2004.

Net earnings increased 30% to $47.0 million compared to $36.2 million in 2004. Diluted earnings per unit were $1.66 per unit compared to $1.31 in 2004, an increase of 27%.

Cash distributed to unitholders, as a percentage of cash available for growth and distributions, decreased to 61% compared to 86% last year resulting in an increased proportion of cash retained to fund growth capital projects. Improved profitability, new lines of business and strong market demand have contributed to improved cash flow and improved stability of distributions. Increased participation in the Distribution Reinvestment Plan (the "DRIP") also contributed to the favourable ratio of cash distributed to cash available for growth and distributions.

Subsequent to year-end, Newalta successfully completed a $196 million bought deal financing on March 3, 2006, selling 7.0 million trust units at $28.00 per unit. As at March 7, 2006, the Fund had 36,126,862 units outstanding and outstanding rights to acquire up to 1,611,900 units.

Summary of Quarterly Results (unaudited)

2005 ($000s except per unit data)	Q1	Q2	Q3	Q4	Total
Revenue	**48,487**	**47,036**	**65,900**	**86,663**	**248,086**
Operating income	**11,015**	**8,674**	**17,894**	**18,862**	**56,445**
Net earnings	**9,795**	**8,344**	**14,394**	**14,445**	**46,978**
Earnings per unit ($)	**0.36**	**0.30**	**0.52**	**0.51**	**1.69**
Diluted earnings per unit ($)	**0.35**	**0.30**	**0.51**	**0.50**	**1.66**
Weighted average units	**27,343**	**27,574**	**27,716**	**28,597**	**27,800**
Diluted units	**27,910**	**28,028**	**28,190**	**29,066**	**28,267**

2004 ($000s except per unit data)	Q1	Q2	Q3	Q4	Total
Revenue	42,890	40,449	45,990	49,339	178,668
Operating income	10,261	8,095	11,447	8,941	38,744
Net earnings	9,873	7,880	10,088	8,364	36,205
Earnings per unit ($)	0.37	0.29	0.37	0.31	1.33
Diluted earnings per unit ($)	0.36	0.28	0.36	0.30	1.31
Weighted average units	26,878	27,147	27,244	27,265	27,134
Diluted units	27,463	27,608	27,756	27,866	27,636

Quarterly performance is affected by weather conditions, commodity prices, market demand and capital investments as well as acquisitions. The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial division. For Oilfield, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Changes in commodity prices and drilling activity throughout the year will also impact quarterly performance. Similarly, acquisitions and growth capital investments completed in the first half will tend to strengthen second half financial performance. First quarter revenue can range from 20% to 26% of year-end revenue and typically averages approximately 24%. Second quarter revenue averages approximately 22% of year-end revenue and can range from 20% to 23%. Third quarter revenue can range from 26% to 31% and averages approximately 27% of year-end totals. Fourth quarter revenue averages approximately 27% and can range from 24% to 30%. In 2005, quarterly revenues as a percent of total year-end revenue were 20% in the first quarter, 19% in the second quarter, 27% in the third quarter and 34% in the fourth quarter.

Quarterly financial results have been prepared by management in accordance with Canadian GAAP as set out in the annual consolidated financial statements.

Liquidity and Capital Resources

Newalta generated cash flow of $75.3 million, or $2.71 per unit, representing a 37% increase, compared to $53.8 million, or $1.98 per unit in 2004. The increase in cash flow was due to the strong financial performance achieved in both divisions.

In 2005, $26.3 million of cash available for growth and distributions was generated in excess of cash distributed, calculated as follows:

($000s)	**2005**	**%**	2004	%
Cash flow	**75,312**	**100.0**	53,794	100.0
Maintenance capital	**(8,847)**	**(11.7)**	(7,755)	(14.5)
Asset retirement and deferred costs	**(236)**	**(0.3)**	(433)	(0.7)
Proceeds on sale of capital assets	**1,008**	**1.3**	80	0.2
Principal repayments	**–**	**–**	(1,500)	(2.8)
Cash available for growth and distributions	**67,237**	**89.3**	44,186	82.2
Cash distributed	**(40,859)**	**(54.3)**	(38,071)	(70.8)
Excess cash	**26,378**	**35.0**	6,115	11.3

Cash available for growth and distributions in 2005 increased 52% to $67.2 million, or $2.42 per unit, compared to $44.2 million, or $1.63 per unit, in 2004. Cash distributed to unitholders was 61% of the 2005 cash available for growth and distributions and 39% was retained to fund growth capital projects. For comparison, in 2004, 86%, of the cash available for growth and distributions was distributed to investors and 14% was retained to fund growth capital.

Monthly unit distributions increased a total of 32% during the year due to the improved performance and a 52% increase in cash available for growth and distributions. Distributions were increased 20% in March 2005 to bring monthly unit distributions to $0.15 per unit, followed in November 2005 by a further 10% increase in monthly unit distributions to $0.165 per unit. Notwithstanding a 32% increase in monthly distributions in 2005, the proportion of cash distributed to investors decreased and the proportion retained for growth improved significantly providing improved stability and security of distributions.

Total capital expenditures for 2005 and 2004 are summarized as follows:

($000s)	**2005**	2004
Growth capital	**34,722**	31,497
Acquisitions	**70,236**	16,382
Total growth and acquisition capital	**104,958**	47,879
Maintenance capital	**8,847**	7,755
Total capital expenditures	**113,805**	55,634

Newalta undertook a significant capital expenditure program in 2005 as a total of $113.8 million was invested compared to $55.6 million in 2004. Maintenance capital expenditures in 2005 were $8.8 million compared to $7.8 million in 2004 and were consistent with management's estimate of $9.0 million provided in early 2005. Maintenance capital is funded from cash flow.

A total of $34.7 million was invested on internal growth projects in 2005 compared to $31.5 million in 2004. Growth capital expenditures consisted primarily of productivity improvements at several facilities, drill-site waste management units, the addition of centrifuges and investments in information technology and infrastructure. Total acquisition expenditures in 2005, excluding working capital, were $70.2 million compared to $16.4 million in 2004 and included the acquisition of two oilfield facilities for $12.8 million, acquisition of the assets of WasteCo for $5.4 million, acquisition of the drill-site waste management and drilling fluids assets of GLP for $47.5 million plus acquisition costs and the acquisition of the assets of an industrial cleaning business for $4.5 million.

Newalta's capital budget for 2006 is $118 million and consists of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million in small complementary acquisitions in western Canada as well as $12.5 million in corporate investments that primarily relate to a new information technology system being implemented to support the continued growth of the Fund. The remaining $72.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in the Oilfield, Industrial and Central operating divisions.

Newalta is restricted from declaring distributions and distributing cash if the Corporation is in breach of the covenants under its credit facility. Current financial performance is well in excess of the debt covenants under the credit facility. At December 31, 2005, Newalta had a long-term debt to EBITDA ratio of 1.36 and a working capital ratio of 1.49. Newalta does not have a stability rating.

Newalta entered into a revised credit agreement on July 28, 2005. Under the terms of the agreement, the extendible term facility to fund growth capital, acquisition expenditures and financial security requirements was increased from $65.0 million to $105.0 million with the extendible operating line to fund working capital remaining at $25.0 million. No principal payments were made in 2005 and according to the terms of the credit facility, no principal repayments are due until May 2007 on the extendible operating term facility and August 2007 on the extendible term facility, at the earliest. Letters of credit provided as financial security to third parties totaled $9.3 million at December 31, 2005.

On January 6, 2006, Newalta acquired all the issued and outstanding shares of PSC Canada for $110 million cash plus acquisition costs of approximately $4.8 million and a working capital adjustment to be determined within 90 days of close. PSC Canada provides industrial waste management and other environmental services to markets located primarily in Ontario through its integrated network. The acquired operation is a fully independent business that has delivered consistent, stable and profitable performance and includes 530 people and an integrated network of nine facilities serving approximately 1,400 customers representing a broad range of national and international companies.

To fund the PSC Canada acquisition, an amended credit facility agreement was completed on January 4, 2006 to provide for a $35 million extendible operating term facility to fund working capital, a $165 million extendible term facility to fund growth capital and a $70 million non-revolving 180-day term facility.

On March 3, 2006, Newalta issued 7.0 million trust units at $28.00 per unit to raise gross proceeds of $196 million on a bought-deal basis. The estimated net proceeds from the offering of $185.7 million were used to repay the non-revolving 180-day term facility and pay down outstanding indebtedness under the extendible term facilities. The unutilized capacity under the revolving extendible term facilities of $144 million plus the undistributed cash available for growth and distributions will fund growth capital investments and acquisitions, including the 2006 capital budget of $118 million.

At December 31, 2005, Newalta had working capital of $27.3 million compared to $21.4 million at December 31, 2004. The increase in working capital is primarily the result of the significant growth in the business. At current activity levels, working capital of $27.3 million is expected to be sufficient to meet the ongoing commitments and operational requirements of the business. The credit risks associated with accounts receivable are viewed as normal for the industry.

The DRIP provides eligible holders of trust units of the Fund with the opportunity to reinvest their monthly cash distributions to acquire additional trust units at a net purchase price equal to 95% of the average market price as defined in the DRIP. During 2005, a total of $7.3 million was reinvested by unitholders under the DRIP, representing an average participation rate of approximately 16%, resulting in Newalta issuing 0.3 million trust units. Participation in the DRIP was an average of 21.2% during the fourth quarter of 2005.

The Fund's contractual obligations and payments are outlined in the following table, based on the terms of the credit facility as at December 31, 2005 and assuming no extension:

Payments due by period

Contractual obligations ($000s)	Total	Less than one year	1–3 years	4–5 years	After 5 years
Office leases	13,609	2,662	5,185	4,044	1,718
Operating leases	9,646	2,681	3,942	1,743	1,280
Surface leases	8,221	1,006	2,069	2,148	2,998
Long-term debt	107,369	–	107,369	–	–
Total	138,845	6,349	118,565	7,935	5,996

The total estimated future cost for asset retirement at December 31, 2005 was $15.3 million. The net present value of this amount, $5.5 million, has been accrued on the consolidated balance sheet at December 31, 2005.

Off-balance Sheet Arrangements

Newalta currently has no off-balance sheet arrangements.

Transactions with Related Parties

Bennett Jones LLP provides legal services to Newalta. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to Newalta. The total amount of these legal services was $643 thousand for the year ended December 31, 2005 ($494 thousand in 2004).

Newalta provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total revenue for services provided by Newalta to Paramount Resources Ltd. for the year ended December 31, 2005 was $645 thousand ($776 thousand in 2004).

These transactions were in the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Fourth Quarter

Strong fourth quarter performance completed an excellent year for Newalta. Revenue and operating income in the fourth quarter were up 76% and 111% to $86.7 million and $18.9 million, respectively, compared to $49.3 million and $8.9 million in 2004. Corporate initiatives undertaken during the year, including growth capital investments, acquisitions and improved utilization of operational assets, have contributed significantly to the strong results delivered in the fourth quarter. Industrial experienced continued momentum in productivity improvement during the quarter as net margin, as a percentage of revenue, increased to 11% compared to 8% in the same quarter of last year. Oilfield experienced slightly higher operating costs due to changes in business mix largely a result of the acquisitions of GLP and WasteCo. Collectively, net margin growth outpaced revenue growth during the quarter. While revenue in the quarter increased 76%, combined divisional net margin increased 83%.

Oilfield revenue increased 90% to $63.5 million, from $33.3 million, and net margin increased 82% to $26.8 million, from $14.7 million. The $12.1 million increase in net margin was attributable to a combination of expanded services including on-site services, acquisitions and efficiency gains against a backdrop of strong industry activity levels. Crude oil sales contributed $1.9 million in additional margin compared to the fourth quarter last year. Two-thirds of the revenue growth in Oilfield was attributable to the acquisitions of GLP and WasteCo and growth in on-site services, satellites and partnerships consistent with growth capital investments put in place in 2004 and 2005. Remaining revenue growth was attributable to strong activity levels and demand for services which led to significant increases in waste processing volumes and higher crude oil sales.

The total volume of crude oil recovered in the fourth quarter increased by 56% to 432,142 barrels compared to 277,246 barrels in 2004. Recovered crude oil sales increased by $1.9 million to $5.5 million compared to $3.6 million in 2004. The volume of crude oil sold to Newalta's account was 97,923 barrels compared to 74,637 barrels in 2004, representing a 31% increase. This increase was a function of increased waste processing volumes received by our network of facilities as a result of higher activity levels. The price per barrel sold in the fourth quarter increased by 18% to an average price of Cdn $56.06 per barrel compared to an average price of Cdn $47.59 per barrel in 2004.

Industrial revenue grew by 45% to $23.2 million and net margin increased 85% to $2.5 million, compared to $16.0 million and $1.3 million, respectively, in 2004. Revenue increased as a result of the acquired WasteCo assets, expansion of on-site services and project work as well as increased product prices. Improved asset utilization and expansion of new business lines such as on-site services were major factors in the improvement in Industrial's profitability. The strengthening of the economy in British Columbia and favourable weather conditions also contributed to the improvement in Industrial's performance.

SG&A costs increased by $2.9 million in the quarter to $8.8 million compared to $5.9 million last year, due primarily to increased salaries and related costs as a result of recent acquisitions and general growth in the business. As a percentage of revenue, SG&A costs were down to 10% compared to 12% during the same quarter last year, which is consistent with our objective of maintaining SG&A costs at 10% or less of revenue.

EBITDA and cash flow increased 88% and 80%, respectively, as a result of the strong performance in both divisions. EBITDA, as a percentage of revenue, improved to 29% from 27% in the same quarter last year.

Cash available for growth and distributions in the fourth quarter increased 69% to $0.71 per unit compared to $0.42 per unit in the same quarter last year. Cash distributed to unitholders was 51% of the $20.4 million cash available for growth and distributions in the quarter and 49% was retained to fund growth capital projects. For comparison to the same quarter last year, 81% of the $11.4 million of cash available for growth and distributions was distributed to investors and 19% was retained to fund growth capital projects

For the Three Months Ended December 31

2005 ($000s) (unaudited)	Oilfield	Industrial	Inter-segment	Unallocated [2]	Consolidated Total
External revenue	**63,469**	**23,194**			**86,663**
Inter segment revenue [1]	**354**	**44**	**(398)**		**-**
Operating expense	**33,290**	**19,601**	**(398)**		**52,493**
Depreciation and accretion	**3,708**	**1,159**		**348**	**5,215**
Net margin	**26,825**	**2,478**		**(348)**	**28,955**
Selling, general and administrative				**8,774**	**8,774**
Interest expense				**1,319**	**1,319**
Operating income	**26,825**	**2,478**		**(10,441)**	**18,862**
Capital expenditures	**64,501**	**5,238**		**4,778**	**74,517**
Goodwill	**34,182**	**1,130**			**35,312**
Total assets	**305,986**	**123,517**		**28,143**	**457,646**

For the Three Months Ended December 31

2004 ($000s) (unaudited)	Oilfield	Industrial	Inter-segment	Unallocated [2]	Consolidated Total
External revenue	33,347	15,992			49,339
Inter segment revenue [1]	178	13	(191)		–
Operating expense	16,434	13,311	(191)		29,554
Depreciation and accretion	2,389	1,351		628	4,368
Net margin	14,702	1,343		(628)	15,417
Selling, general and administrative				5,890	5,890
Interest expense				586	586
Operating income	14,702	1,343		(7,104)	8,941
Capital expenditures	12,881	2,937		829	16,647
Goodwill	12,182	1,030			13,212
Total assets	210,766	101,079		13,100	324,945

[1] *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

[2] *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

Critical Accounting Estimates

The preparation of the financial statements in accordance with Canadian GAAP requires management to make estimates with regard to the reported amounts of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and other factors determined by management. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

Asset Retirement Obligations

Asset retirement obligations are estimated by management based on the anticipated costs to abandon and reclaim all Newalta facilities and wells and the projected timing of the costs to be incurred in future periods. Management, in consultation with Newalta's engineers, estimates these costs based on current regulations, costs, technology and industry standards. The fair value estimate is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life.

Goodwill

Management performs a test for goodwill impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. In applying this methodology, management relies on a number of factors, including actual operating results, future business plans, economic projections and market data.

Depreciation

Depreciation of the Fund's capital assets and intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Fund's plant and equipment.

Business Risks

The business of Newalta is subject to certain risks and uncertainties. Prior to making any investment decision regarding Newalta investors should carefully consider, among other things, the risks described herein (including the risks and uncertainties listed in the first paragraph of this Management's Discussion and Analysis) and the risk factors set forth in the most recently filed Annual Information Form of the Fund which are incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form may be obtained, on request without charge, from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348

Changes in Accounting Policies Including Initial Adoption

Variable Interest Entities

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004.

The adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

Exchangeable Securities Issued by Subsidiaries of Income Trusts

On January 19, 2005, the CICA Emerging Issues Committee issued EIC Abstract 151, Exchangeable Securities Issued by Subsidiaries of Income Trusts, which provides guidance on how to present exchangeable securities representing a retained interest in a subsidiary of an income trust on the consolidated balance sheet of the income trust. This Abstract must be applied retroactively, with restatement of prior periods, to all financial statements issued after January 19, 2005.

The subsidiaries of the Fund do not have exchangeable shares and, accordingly, the adoption of this new accounting guideline does not have an impact on the consolidated financial statements of the Fund.

New Standards in 2006 and 2007

Financial Instruments

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three.

These new accounting standards for Canadian GAAP will converge more closely with U.S. GAAP as all financial instruments will be recorded on the balance sheet at fair value and changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

The Fund has not assessed the future impact these sections will have on the financial statements.

Financial and Other Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to their short term maturities. Newalta's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, Newalta is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. Newalta sells and purchases some product in U.S. dollars. Newalta does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not considered to be significant over the period of the outstanding receivables and payables. The floating interest rate profile of Newalta's long-term debt exposes Newalta to interest rate risk. Newalta does not use hedging instruments to mitigate this risk. The carrying value of the long-term debt approximates fair value due to its floating interest rates.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Newalta's disclosure controls and procedures as of December 31, 2005 and have concluded that such disclosure controls and procedures were effective.

Additional Information

Additional information relating to the Fund, including the Annual Information Form, is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Copies of the Annual Information Form of the Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

Management Report

Management is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the unitholders have examined the consolidated financials statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Trustees. The Board has approved the consolidated financial statements.

"Signed"

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
February 28, 2006

Auditors' Report

To the Unitholders of Newalta Income Fund:

We have audited the consolidated balance sheets of Newalta Income Fund as at December 31, 2005 and 2004 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Signed"
Deloitte and Touche LLP

Chartered Accountants
Calgary, Alberta
February 28, 2006

Consolidated Balance Sheets

As at December 31 ($000s)	2005	2004
Assets		
Current assets		
Accounts receivable	**71,305**	40,885
Inventories (Note 5)	**8,478**	7,214
Prepaid expenses	**2,211**	1,075
Future income tax (Note 12)	**834**	3,600
	82,828	52,774
Capital assets (Note 6)	**324,946**	255,197
Intangibles (Note 6)	**6,030**	3,212
Notes receivable (Note 7)	**1,355**	–
Goodwill (Note 4)	**35,312**	13,212
Deferred costs and other assets (Note 8)	**7,175**	550
	457,646	324,945
Liabilities		
Current liabilities		
Accounts payable	**50,732**	27,996
Distributions payable (Note 14)	**4,794**	3,412
	55,526	31,408
Long-term debt (Note 9)	**107,369**	36,617
Future income taxes (Note 12)	**47,179**	41,347
Asset retirement obligations (Note 15)	**5,468**	4,875
	215,542	114,247
Unitholders' Equity		
Unitholders' capital (Note 10)	**188,761**	154,170
Contributed surplus	**1,117**	1,678
Accumulated earnings	**164,445**	117,467
Accumulated cash distributions (Note 14)	**(112,219)**	(62,617)
	242,104	210,698
	457,646	324,945

Approved by the Board

"Signed"

Trustee
R.H. (Dick) Pinder

"Signed"

Trustee
R. Vance Milligan

Consolidated Statements of Operations and Accumulated Earnings

For the Year Ended December 31 ($000s)	2005	2004
Revenue	248,086	178,668
Expenses		
Operating	143,539	104,639
Selling, general and administrative	25,663	18,739
Interest	3,479	1,430
Depreciation, amortization, and accretion	18,960	15,116
	191,641	139,924
Operating income	56,445	38,744
Provisions for income taxes (Note 12)		
Current	869	703
Future	8,598	1,836
	9,467	2,539
Net earnings	46,978	36,205
Accumulated earnings, beginning of year	117,467	81,262
Accumulated earnings, end of year	164,445	117,467
Earnings per unit (Note 13)	$ 1.69	$ 1.33
Diluted earnings per unit (Note 13)	$ 1.66	$ 1.31

Consolidated Statements of Cash Flows

For the Year Ended December 31 ($000s)	2005	2004
Net inflow (outflow) of cash related to the following activities:		
Operating Activities		
Net earnings	**46,978**	36,205
Items not requiring cash:		
Depreciation, amortization and accretion	**18,960**	15,116
Future income taxes	**8,598**	1,836
Amortization of lease inducements	**228**	–
Unit compensation expense	**548**	637
	75,312	53,794
Increase in non-cash working capital	**(3,344)**	(3,704)
Asset retirement costs incurred	**(236)**	(372)
	71,732	49,718
Investing Activities		
Additions to capital assets	**(43,569)**	(39,252)
Net proceeds on sale of capital assets	**1,008**	80
Acquisitions (Note 4)	**(54,294)**	(16,382)
Decrease (increase) in non-cash working capital	**(430)**	4,946
Deferred costs and other assets (Note 8)	**(6,625)**	(61)
	(103,910)	(50,669)
Financing Activities		
Issuance of units	**2,122**	3,378
Increase in long-term debt	**70,751**	23,115
Decrease in notes receivable	**164**	–
Distributions to unitholders	**(40,859)**	(38,071)
	32,178	(11,578)
Net cash outflow	**–**	(12,529)
Cash beginning of year	**–**	12,529
Cash end of year	**–**	–
Supplementary information:		
Interest paid	**3,257**	1,616
Income taxes paid	**421**	609

Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2005 and 2004

($000s except per unit data)

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With an integrated network of facilities, Newalta provides waste management solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services.

Note 1 | Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of the Fund and its wholly owned subsidiaries. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

Cash and cash equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 5).

Capital assets and intangibles

Capital assets and intangibles are stated at cost, less accumulated amortization. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5–10% on the declining balance or from 5–14 years straight line, depending on the expected life of the asset. Intangible assets consist of certain production processes, trademarks, and agreements, which are amortized over the period of the contractual benefit of 3–20 years, straight line.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired businesses. The Fund annually, on September 30, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining lives. Management's determination at September 30, 2005 and December 31, 2005 was that goodwill was not impaired.

Deferred costs

Costs relating to future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs are written off in the year of discontinuance.

Asset retirement obligations

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation based on a 20-year useful life. Over this period, the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred.

Revenue recognition

The major sources of revenue relate to the processing of waste material and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

Income taxes

The Fund is a trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level.

The Corporation is taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and the Corporation follow the liability method of accounting for income taxes. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

Earnings per unit

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Trust Unit Rights Incentive Plan

The Fund has a unit-based compensation plan (Note 11). Under the Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 trust units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the trust units on the date immediately preceding the date on which a right is granted and has a maximum term of 10 years. Rights vest 20%, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund, upon payment of the exercise price, one unit. The Fund uses the fair value method to account for rights and recognizes the unit based compensation expense over the vesting period of the rights.

Measurement uncertainty

The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenue and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for depreciation, accretion, amortization, future asset retirement costs and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

Note 2 | Change in Accounting Policy

Variable Interest Entities: In June 2003, the CICA issued Accounting Guideline 15 ("ACG-15"), Consolidation of Variable Interest Entities, which defines Variable Interest Entities as entities that have insufficient equity or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a Variable Interest Entity and who, if anyone, should consolidate the Variable Interest Entity. ACG-15 applies to all annual and interim periods beginning on or after November 1, 2004. The adoption of the standard does not have an impact on the consolidated financial statements of the Fund.

Note 3 | Seasonality of Operations

The ability to transport waste is dependent on weather conditions. During the winter months the ability to provide various on-site services or transport certain liquids can be restricted due to freezing conditions. The first quarter is therefore typically the weakest quarter for the Industrial segment. For the Oilfield segment, frozen ground during the winter months tends to provide an optimal environment for drilling activities and the first quarter is typically strong for Oilfield. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, which are generally imposed in the spring, restrict waste transportation which reduces demand for Oilfield's services and, therefore, the second quarter is generally the weakest quarter of the year for Oilfield. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 27% and ranges from 24% to 30%.

Note 4 | Acquisitions

a) The following acquisitions were completed by the Corporation in 2005: on March 1, 2005, an oilfield facility in Green Court, Alberta was acquired; on April 15, 2005, an oilfield facility near Plover Lake, Saskatchewan was acquired; on August 1, 2005, substantially all of the assets of WasteCo Environmental Services Ltd. ("WasteCo), an oilfield and industrial waste management company were acquired; on November 1, 2005, the drill-site and drilling fluid assets of GLP Group Inc. were acquired; and on December 1, 2005, the assets of an industrial service company were acquired.

The assets of WasteCo were integrated into both the Oilfield and Industrial divisions.

The amount of the consideration paid and the fair values of the assets acquired and the liabilities assumed were:

	March 1, 2005	April 15, 2005	August 1, 2005	November 1, 2005	December 1, 2005	**Total**
Units issued	–	–	–	24,000	–	**24,000**
Cash	8,638	4,112	8,064	28,947	4,533	**54,294**
Total consideration	8,638	4,112	8,064	52,947	4,533	**78,294**
Land	–	–	–	385	–	**385**
Plant, equipment, and landfills	7,704	4,313	4,966	23,723	3,933	**44,639**
Intangibles	1,000	–	500	1,500	500	**3,500**
Net working capital, excluding cash	–	–	2,678	5,380	–	**8,058**
Goodwill	–	–	–	22,000	100	**22,100**
Asset retirement obligations	(66)	(201)	(80)	(41)	–	**(388)**
Total	8,638	4,112	8,064	52,947	4,533	**78,294**

b) The Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; acquired the business and assets of an industrial services company in Cranbrook, British Columbia on March 31, 2004; and acquired the assets of a centrifuge rental business located in Nisku, Alberta on June 1, 2004. The amount of the consideration paid and the fair values of the assets acquired and the liabilities assumed were:

	January 1, 2004	March 1, 2004	March 31, 2004	June 1, 2004	Total
Total cash consideration	2,029	4,288	4,938	5,127	16,382
Land	–	–	300	–	300
Plant and equipment	1,570	2,363	3,103	4,630	11,666
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	–	500	–	–	500
Goodwill	–	1,400	1,030	–	2,430
Asset retirement obligations	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,288	4,938	5,127	16,382

In both 2005 and 2004, the purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the respective closing dates of the acquisitions. Certain of the above amounts are management's current estimate of the known and expected fair values of the assets acquired, and may change as final information becomes known.

Note 5 | Inventories

Inventories consist of the following:

	2005	2004
Recycled and processed products	**5,532**	4,567
Recovered oil	**1,711**	1,463
Parts and supplies	**1,106**	1,120
Burner fuel	**129**	64
Total inventory	**8,478**	7,214

Note 6 | Capital Assets and Intangibles

	2005			2004		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
Capital assets:						
Plant and equipment	**419,591**	**100,207**	**319,384**	331,743	83,073	248,670
Land	**5,562**	**–**	**5,562**	6,527	–	6,527
Total capital assets	**425,153**	**100,207**	**324,946**	338,270	83,073	255,197
Intangibles:	**7,176**	**1,146**	**6,030**	3,670	458	3,212

Note 7 | Notes Receivable

Included in one of the acquisitions were certain capital costs relating to landfill construction that are recoverable from a third party based on usage of the landfill, and are shown as notes receivable.

Note 8 | Deferred Costs and Other Assets

Deferred costs and other assets consist of costs directly related to the acquisition of all of the shares of PSC Industrial Services Canada Inc. The acquisition closed on January 6, 2006 and is described in Note 20.

Note 9 | Long-term Debt

	December 31, 2005	December 31, 2004
Extendible operating term facility	**2,369**	2,617
Extendible term facility	**105,000**	34,000
	107,369	36,617

Effective July 28, 2005, the Corporation secured an amended and restated credit facility which provided for a $25 million extendible operating term facility plus a $105 million extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Bankers' Acceptance ("BA") based rate, at the option of the Corporation. At December 31, 2005 the operating facility bears interest at the lenders' prime rate, or at the BA rate plus 1.25%. The extendible term facility bears interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review and extension, at the option of the lenders. The next review is scheduled on May 18, 2006. If an extension is not granted, principal repayment of the extendible term facility would commence 15 months after the annual review at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating facility, subject to certain conditions, would be due in full 12 months after the annual review if an extension is not granted.

Subsequent to the year end, on January 4, 2006, the Corporation secured an amended and restated credit facility. The new facility provides for a $35 million extendible operating term facility, a $165 million extendible term facility, and a $70 million non-revolving 180 day term facility. The operating facility bears interest at the lenders' prime rate plus 0% to 1.0% depending on certain criteria, or at the BA rate plus 1.25% to 2.5%. The extendible term facility and the non-revolving term facility bear interest at the lenders' prime rate plus 0.25% to 1.75%, or at the BA rate plus 1.75% to 3.25% depending on certain criteria. Currently the operating facility bears interest at the lenders' prime rate plus 1%, or at the BA rate plus 2.5%. The extendible term facility and the non-revolving facility bear interest at the lenders' prime rate plus 1.75%, or at the BA rate plus 3.25%. Other terms and conditions of the credit facility are not materially different than the prior credit facility.

Note 10 | Unitholders' Capital

Authorized capital of the Fund consists of a single class of an unlimited number of Trust Units.

The following table is a summary of the changes in Unitholders' capital during the years ended December 31, 2005 and 2004:

	Units (#)	Amount ($)
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP	48	994
Units outstanding as at December 31, 2004	27,294	154,170
Units issued for acquisition (Note 4)	1,168	24,000
Contributed surplus on rights exercised	–	1,109
Rights exercised	257	2,122
Units issued under the DRIP	336	7,360
Units outstanding as at December 31, 2005	**29,055**	**188,761**

On October 15, 2004, the Fund implemented a Distribution Reinvestment Plan (the "DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distributions in units. Under the terms of the DRIP, units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average trading price on the TSX for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.125 per unit for each of the months of January and February 2005, increasing to $0.15 per unit for the months of March through October 2005, and increasing to $0.165 per unit for November and December, 2005. Total distributions of $1.78 per unit were declared for the year ended December 31, 2005. During the year $40,859 of cash was distributed to unitholders ($38,071 during 2004).

Note 11 | Rights to Acquire Trust Units

(a) Trust Unit Rights Incentive Plan

On December 14, 2005, rights to acquire up to 55,000 units were granted to certain employees of the Corporation at the market price of $27.50 per unit, and valued on the date of issuance at $2.47 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.8%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 23.92%

On October 3, 2005, rights to acquire up to 20,000 units were granted to certain employees of the Corporation at the market price of $22.75 per unit, and valued on the date of issuance at $1.72 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.4%; yield of 7.9%; a vesting period of 5 years; and an expected volatility of 21.69%.

On May 17, 2005, rights to acquire up to 360,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $23.14 per unit, and valued on the date of issuance at $1.66 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.1%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 20.25%.

On March 22, 2005, rights to acquire up to 40,000 units were granted to an officer of the Corporation at the market price of $23.90 per unit, and valued on the date of issuance at $1.67 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 7.5%; a vesting period of 5 years; and an expected volatility of 19.75%

The following table summarizes the activity for the years ended December 31, 2005 and 2004 of the units reserved for issuance under the Rights Incentive Plan:

	2005	2004
Rights available for grant, beginning of year	**533**	848
Granted	**(475)**	(347)
Forfeited	**36**	32
Rights available for grant, end of year	**94**	533

(b) Exchange Rights

All exchange rights were exercised during 2005. The following table summarizes the activity for the years ended December 31, 2005 and 2004 of the Exchange Rights:

Units reserved under exercise of Exchange Rights	**2005**	2004
Outstanding, beginning of the year	**35**	82
Exercised	**(35)**	(46)
Forfeited	**–**	(1)
Outstanding, end of year	**–**	35

The following tables summarize the activity for the years ended December 31, 2005 and 2004 for the Exchange Rights and the Rights granted pursuant to the Rights Incentive Plan and the range of exercise prices:

	Exchange Rights (000s)	Weighted Average Exercise Price (000s)	Rights pursuant to Rights Incentive Plan Rights	Weighted Average Exercise Price ($)
As at December 31, 2003	82	0.01	1,333	9.31
Granted	–	–	347	17.95
Exercised	(46)	0.01	(364)	9.28
Forfeited	(1)	0.01	(32)	17.41
As at December 31, 2004	35	0.01	1,284	11.48
Granted	–	–	475	23.69
Exercised	(35)	0.01	(221)	9.75
Forfeited	–	–	(36)	17.91
As at December 31, 2005	**–**	**–**	**1,502**	**15.43**
Exercisable at December 31, 2005	**–**	**–**	**102**	**13.84**

Range of Exercise Prices ($)	Rights Outstanding December 31, 2005 (000s)	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price ($)	Rights Exercisable December 31, 2005 (000s)	Weighted Average Exercise Price ($)
9.08 to 9.30	741	4.2	9.25	47	9.22
15.60 to 17.95	296	5.4	17.87	55	17.84
22.75 to 27.50	465	6.4	23.70	–	–
	1,502	**5.1**	**15.43**	**102**	**13.84**

Note 12 | Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's income future tax liabilities and assets are as follows:

	2005	2004
Future income tax liabilities:		
Capital assets and intangibles	**48,066**	43,108
Goodwill	**1,045**	803
Deferred costs	**189**	190
	49,300	44,101
Future income tax assets:		
Non-capital loss carry forwards	**834**	4,195
Less current portion	**(834)**	(3,600)
Asset retirement obligation	**1,881**	1,682
Share issuance costs	**240**	477
	2,121	2,754
Net future income tax liability	**47,179**	41,347

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of temporary timing differences, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2005	2004
Consolidated earnings of the Fund before taxes and distributions to unitholders	**56,445**	38,744
Current statutory income tax rate	**34.5%**	34.5%
Computed tax expense at statutory rate	**19,474**	13,367
Increase (decrease) in taxes resulting from:		
Reduction in taxable income resulting from distributions to unitholders	**(11,808)**	(11,296)
Capital taxes	**842**	703
Other	**959**	415
Effect of substantively enacted tax rate change	**-**	(650)
Reported income tax expense	**9,467**	2,539

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the period ended March 31, 2004 by $650 or $0.02 per unit.

Note 13 | Earnings per Unit

Basic per unit calculations for the three months and years ended December 31, 2005 and 2004 were based on the weighted average number of units outstanding for the periods. Diluted earnings per unit include the potential dilution of the outstanding rights to acquire trust units.

The calculation of dilutive earnings per unit does not include anti-dilutive rights. These rights would not be exercised during the period because their exercise price is higher than the average market price for the period. The inclusion of these rights would cause the diluted earnings per unit to be overstated. The number of excluded options for 2005 was 455 (none in 2004).

Year Ended December 31	**2005**	2004
Weighted average number of units	**27,800**	27,134
Net additional units if rights exercised	**467**	502
Diluted weighted average number of units	**28,267**	27,636

Note 14 | Reconciliation of Unitholder Distributions Declared and Paid

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Board of Trustees of the Fund and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

Cash available for growth and distributions is a measure used by management to analyze financial performance and to calculate the amount which is available for distribution to unitholders. Cash available for growth and distributions is calculated as follows:

Year Ended December 31	2005	2004
Cash provided by operating activities before non-cash working capital and asset retirement costs incurred	**75,312**	53,794
Maintenance capital expenditures	**(8,847)**	(7,755)
Asset retirement and deferred costs	**(236)**	(433)
Net proceeds on sales of fixed assets	**1,008**	80
Principal repayments	**–**	(1,500)
Cash available for growth and distributions	**67,237**	44,186
– per unit – $	**2.42**	1.63
Unitholder distributions declared	**49,602**	39,659
– per unit – $	**1.78**	1.46
Unitholder distributions – paid in cash	**40,859**	38,071
Unitholder distributions – units issued	**7,360**	994
– paid in cash – per unit $	**1.51**	1.40
– issued units – per unit $	**0.27**	0.04

Reconciliation of Accumulated Unitholder Distributions for the years ended December 31, 2005 and 2004:

Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash or units	(36,247)
Unitholder distributions declared	(3,412)
Balance, December 31, 2004	(62,617)
Unitholder distributions declared and paid in cash or units	(44,808)
Unitholder distributions declared	(4,794)
	(49,602)
Balance, December 31, 2005	**(112,219)**

Note 15 | Reconciliation of Asset Retirement Obligation

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim the Corporation's facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $5,468 ($4,875 at December 31, 2004) based on a total estimated future liability of $15,268. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15 to 20 year range. The Fund uses a discount rate of 8% and an inflation rate of 2% to calculate the present value of the asset retirement obligation.

Year Ended December 31	2005	2004
Asset retirement obligation, beginning of year	**4,875**	4,736
Additional retirement obligations added through acquisitions	**388**	134
Costs incurred to fulfill obligations	**(236)**	(372)
Accretion	**441**	377
Asset retirement obligation, end of year	**5,468**	4,875

Note 16 | Transactions with Related Parties

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided by Bennett Jones LLP to the Fund. The total cost of these legal services was $643 for the year ended December 31, 2005 ($494 in 2004).

The Corporation provides oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. during the year ended December 31, 2005 was $645 ($776 in 2004).

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Note 17 | Commitments

(i) Lease Commitments

The Fund has annual commitments for leased property and equipment as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
Office leases	2,662	2,615	2,570	2,498	1,546	1,718	13,609
Operating leases	2,681	2,281	1,661	1,223	520	1,280	9,646
Surface leases	1,006	1,025	1,044	1,064	1,084	2,998	8,221
	6,349	5,921	5,275	4,785	3,150	5,996	31,476

(ii) Letters of Guarantee and Surety Bonds

As at December 31, 2005, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $9,271 and $7,415 respectively.

Subsequent to year end, and as part of the acquisition of PSC Industrial Services Canada Inc., additional letters of credit of $9,749 were issued in respect of environmental licenses.

Note 18 | Financial Instruments

(i) Interest rate risk

Long-term debt bears interest at rates that vary in relation to the prime rate of the lender's to the Corporation. The Fund is therefore exposed to fluctuations in interest rates. During 2005, a change of 1% in the prime interest rate would have increased/decreased interest expense by approximately $700 ($250 in 2004).

(ii) Fair value

The carrying values of accounts receivable, accounts payable and notes receivable approximate the fair value of these financial instruments due to their short term maturity. The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long term debt approximates, in all material respects, its fair value.

(iii) Credit risk

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is minimized by the Fund's broad customer base and diverse product lines and is mitigated by the ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

(iv) Foreign currency risk

In the normal course of operations of the Corporation, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation sells and purchases some product in U.S. dollars. The Fund does not utilize hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding accounts receivable and accounts payable

Note 19 | Comparative Figures

Certain of the prior period's comparative figures have been reclassified to conform to the current period's presentation.

Note 20 | Subsequent Events

(i) On January 6, 2006, a wholly-owned subsidiary of the Corporation acquired all the issued and outstanding shares of PSC Industrial Services Canada Inc. for $110 million plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital.

(ii) On February 24, 2006, the Fund filed a prospectus qualifying the distribution of 7.0 million units at $28.00 per unit for gross proceeds of $196 million on a bought-deal basis.

Note 21 | Segmented Information

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects liquid and semi-solid industrial wastes as well as automotive wastes, including waste lubricating oil, and provides mobile site services in western Canada. Recovered materials are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

For the Year Ended December 31

2005 ($000s)	Oilfield	Industrial	Inter-segment	Unallocated [2]	Consolidated Total
External revenue	**170,850**	**77,236**			**248,086**
Inter segment revenue [1]	**980**	**60**	**(1,040)**		**–**
Operating expense	**83,037**	**61,542**	**(1,040)**		**143,539**
Depreciation and accretion	**11,980**	**5,099**		**1,881**	**18,960**
Net margin	**76,813**	**10,655**		**(1,881)**	**85,587**
Selling, general and administrative				**25,663**	**25,663**
Interest expense				**3,479**	**3,479**
Operating income	**76,813**	**10,655**		**(31,023)**	**56,445**
Capital expenditures	**89,229**	**14,201**		**10,375**	**113,805**
Goodwill	**34,182**	**1,130**			**35,312**
Total assets	**305,986**	**123,517**		**28,143**	**457,646**

For the Year Ended December 31

2004 ($000s)	Oilfield	Industrial	Inter-segment	Unallocated [2]	Consolidated Total
External revenue	114,692	63,976			178,668
Inter segment revenue [1]	539	(39)	(500)		–
Operating expense	54,620	50,519	(500)		104,639
Depreciation and accretion	8,772	5,057		1,287	15,116
Net margin	51,839	8,361		(1,287)	58,913
Selling, general and administrative				18,739	18,739
Interest expense				1,430	1,430
Operating income	51,839	8,361		(21,456)	38,744
Capital expenditures	38,937	13,236		3,461	55,634
Goodwill	12,182	1,030			13,212
Total assets	210,766	101,079		13,100	324,945

[1] *Inter-segment revenue is recorded at market, less the costs of serving external customers.*

[2] *Management does not allocate selling, general and administrative, taxes, and interest costs in the segment analysis.*

OFFICERS OF NEWALTA CORPORATION

ALAN P. CADOTTE
President and Chief Executive Officer

RONALD L. SIFTON
Senior Vice President, Finance
and Chief Financial Officer

TERRY P. DONALESHEN
Vice President, Human Resources
and Environment, Health and Safety

PETER A. DUGANDZIC
Vice President, Oilfield

ROBERT L. MORIN
Vice President, Finance

ALAN P. SWANSON
Vice President, Industrial

J. CRAIG WILKIE
Vice President, Central

TOOK WHITELEY
General Counsel

HEAD OFFICE

Suite 1200, 333 – 11 Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Legal Counsel

Bennett Jones LLP
Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce
Bank of Montreal
Royal Bank of Canada
The Bank of Nova Scotia
Calgary, Alberta

Stock Exchange

Toronto Stock Exchange
Symbol: NAL.UN

Transfer Agent and Registrar

Valiant Trust Company
Calgary, Alberta

newalta.com

The Annual Report is a financial reference document for investors. Newalta has expanded its website to include more detailed information on the Company's operations. For current information and news, visit newalta.com.

Notice of Annual and Special Meeting

All unitholders and guests are invited to attend the Annual and Special Meeting on May 18, 2006 at 3:00 p.m. in the Devonian Room at the Calgary Petroleum Club, 319 – 5 Avenue SW, Calgary, Alberta.

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Corporate Governance and Nominating Committee*
[4] *Environment, Health and Safety Committee*
[5] *Chairman of the Board*
[6] *Corporate Secretary*

NEWALTA

1200, 333 – 11 Avenue SW

Calgary, Alberta, Canada T2R 1L9

Telephone (403) 266-6556

Fax (403) 262-7348

www.newalta.com



FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Newalta Income Fund

Financial Year Ending, Used in calculating the Participation Fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		29,054,784	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	23.49	
Market value of class or series	=	682,496,876	
			682,496,876 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year) ______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):
[Provide details of how determination was made.] ______ (B)

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = 682,496,876

Total fee payable in accordance with Appendix A of the Rule $35,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Alan P. Cadotte, President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the financial year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

(signed) Alan P. Cadotte

Alan P. Cadotte
President and Chief Executive Officer of Newalta Corporation, the administrator of Newalta Income Fund

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Ronald L. Sifton, Senior Vice President and Chief Financial Officer of Newalta Corporation, the administrator of Newalta Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Newalta Income Fund (the issuer) for the financial year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

(signed) Ronald L. Sifton

Ronald L. Sifton
Senior Vice President and Chief Financial Officer
of Newalta Corporation, the administrator of
Newalta Income Fund

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MAY 18, 2006

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the unitholders (the "Unitholders") of Newalta Income Fund ("Newalta Fund") will be held at 3:00 p.m. (local time) on Wednesday, May 18, 2006 in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2005 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the board of trustees of Newalta Fund (the "Board of Trustees");
3. to elect trustees for the ensuing year;
4. to consider and, if thought appropriate, approve the 2006 Trust Unit Rights Incentive Plan of Newalta Fund;
5. to consider and, if thought appropriate, approve the replacement of trust units of Newalta Fund which have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of Newalta Fund since the date of implementation of such plan;
6. to consider and, if thought appropriate, approve and ratify the granting of certain rights under the Trust Unit Rights Incentive Plan;
7. to consider and, if thought appropriate, approve a proposed internal reorganization of Newalta Fund and its subsidiaries and certain consequential amendments to the Deed of Trust of Newalta Fund; and
8. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 24, 2006 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 27, 2006.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*R. Vance Milligan*"

R. Vance Milligan, Q.C.
Secretary

NEWALTA INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD MAY 18, 2006

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

March 27, 2006

NEWALTA

NEWALTA INCOME FUND

1200, 333 - 11 Avenue S.W.
Calgary, Alberta
T2R 1L9

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MAY 18, 2006

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the unitholders (the "Unitholders") of Newalta Income Fund ("Newalta Fund") will be held at 3:00 p.m. (local time) on Wednesday, May 18, 2006 in the Devonian Room at The Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the consolidated financial statements of Newalta Fund for the year ended December 31, 2005 and the auditors' report thereon;
2. to appoint auditors of Newalta Fund for the ensuing year at a remuneration to be determined by the board of trustees of Newalta Fund (the "Board of Trustees");
3. to elect trustees for the ensuing year;
4. to consider and, if thought appropriate, approve the 2006 Trust Unit Rights Incentive Plan of Newalta Fund;
5. to consider and, if thought appropriate, approve the replacement of trust units of Newalta Fund which have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of Newalta Fund since the date of implementation of such plan;
6. to consider and, if thought appropriate, approve and ratify the granting of certain rights under the Trust Unit Rights Incentive Plan;
7. to consider and, if thought appropriate, approve a proposed internal reorganization of Newalta Fund and its subsidiaries and certain consequential amendments to the Deed of Trust of Newalta Fund; and
8. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying Management Information Circular and Proxy Statement.

Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a Unitholder receives more than one proxy form because such Unitholder owns trust units of Newalta Fund registered in different names or addresses, each proxy form should be completed and returned.

The trust unit transfer books will not be closed, but the Board of Trustees has fixed March 24, 2006 as the record date for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, except that a transferee of trust units after such record date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of trust units and demanding that his or her name be placed on the voting list.

DATED at Calgary, Alberta as of March 27, 2006.

BY ORDER OF THE BOARD OF TRUSTEES

(signed) "*R. Vance Milligan*"

R. Vance Milligan, Q.C.
Secretary

NEWALTA INCOME FUND

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

TABLE OF CONTENTS

GENERAL PROXY INFORMATION

This Management Information Circular and Proxy Statement (the "Information Circular") is furnished to holders (the "Unitholders") of trust units (the "Trust Units") by the board of trustees (the "Board of Trustees") of Newalta Income Fund ("Newalta Fund") and by the management of Newalta Corporation in connection with the solicitation of proxies to be voted at the Annual and Special Meeting of Unitholders of Newalta Fund (the "Meeting") to be held at 3:00 p.m. on Wednesday, May 18, 2006 at The Calgary Petroleum Club in the Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the Board of Trustees and the management of Newalta Corporation. The persons named in the enclosed proxy form are trustees or senior officers of Newalta Fund. A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company ("Valiant"), Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857) at least 24 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers and trustees of Newalta Fund or officers, directors or employees of Newalta Corporation at a nominal cost. The cost of solicitation will be borne by Newalta Corporation.

Revocability of Proxies

A Unitholder who has given a proxy may revoke it either by (a) depositing an instrument in writing (which includes another proper form of proxy with a later date) executed by the Unitholder or by the Unitholder's attorney authorized in writing (i) at the offices of Valiant at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the chair of the Meeting on the day of the Meeting or an adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Unitholder personally present.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many holders of Trust Units, as a substantial number of Unitholders do not hold their Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of Newalta Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then, in almost all cases, those Trust Units will not be registered in the Unitholder's name on the records of Newalta Fund. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Trust Units for the broker's clients. **Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Trust Units are communicated to the appropriate person or that the Trust Units are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Unitholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by Newalta Fund, and asks Beneficial Unitholders to return the voting instruction form to ADP. Alternatively, Beneficial Unitholders can either call their toll-free telephone number to vote their Trust Units, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a voting instruction form from ADP cannot use that form to vote Trust Units directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.**

Although a Beneficial Unitholder may not be recognized directly at the Meeting for the purposes of voting Trust Units registered in the name of his or her broker (or an agent of the broker), a Beneficial Unitholder may attend the Meeting as proxyholder for the registered Unitholder and vote the Trust Units in that capacity. A Beneficial Unitholder who wishes to attend the Meeting and indirectly vote his or her Trust Units as proxyholder for the registered Unitholder, should enter his or her own name in the blank space on the form of proxy provided to him or her and return the same to his or her broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, neither the Board of Trustees nor the management of Newalta Corporation knows of any amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Trust Units represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

Record Date

The Trust Unit transfer books of Newalta Fund will not be closed, but the Board of Trustees has fixed March 24, 2006 as the record date (the "Record Date") for the determination of Unitholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Unitholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Trust Units acquired after the Record Date and who have produced properly endorsed certificates evidencing such ownership or who otherwise establish to the satisfaction of Newalta Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Newalta Corporation, that their names be included in the list of Unitholders, are entitled to vote at the Meeting. In addition, persons who are Beneficial Unitholders as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators.

Voting Trust Units and Principal Holders Thereof

Newalta Fund is authorized to issue an unlimited number of Trust Units. As at the Record Date, there were 36,183,937 Trust Units outstanding. Each Trust Unit carries the right to one vote on any matter properly coming before the Meeting.

As of March 24, 2006, to the knowledge of the Board of Trustees and management of Newalta Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Trust Units carrying more than 10% of the voting rights attached to all issued and outstanding Trust Units. CDS & Co. holds in excess of 10% of the Trust Units for the benefit of its participants.

NEWALTA INCOME FUND

Newalta Fund was established pursuant to a deed of trust (the "Deed of Trust") between Alan P. Cadotte, R. Vance Milligan, Felix Pardo, Richard H. Pinder, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart, as trustees and J. Craig Wilkie, as settlor, made as of January 16, 2003. Newalta Fund is an unincorporated open end mutual fund trust established under the laws of the Province of Alberta. Newalta Corporation is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta Corporation and Newalta Acquisition Corporation (the "Arrangement"). The purpose of the Arrangement was to convert the business of Newalta Corporation from a corporate entity concentrating on growth through investment of cash flow to a trust entity distributing a substantial portion of cash flow to Unitholders.

Newalta Fund was established to, among other things: (i) invest in securities of Newalta Corporation; (ii) invest in other securities and in any other investments as the Board of Trustees may determine and borrow funds for that purpose, provided that such investments do not prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the *Income Tax Act* (Canada) (the "Tax Act") or result in the Trust Units being disqualified for investment by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans; (iii) temporarily hold cash and short-term investments for the purpose of making investments, paying the expenses and liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders; and (iv) perform all acts necessary, incidental, ancillary or related to any of the foregoing. Therefore, Newalta Fund does not carry on any active business nor does it earn active business income. The primary income of Newalta Fund is earned through its subsidiary, Newalta Corporation. Additional income is earned through cash and short-term investments held by Newalta Fund. Newalta Fund is administered by the Board of Trustees. Newalta Fund is the sole shareholder of Newalta Corporation. Newalta Corporation (including its wholly owned subsidiary, Newalta Industrial Services Inc.) is engaged in the processing and recovery of resalable products from waste materials and provides waste management and recycling services through a network of operating facilities in Alberta, British Columbia, Saskatchewan and Ontario.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2005 Financial Statements

The consolidated audited financial statements for the financial year ended December 31, 2005 of Newalta Fund have been mailed to all registered Unitholders and to those Beneficial Unitholders requesting that they receive the audited financial statements, together with this Information Circular and are available on the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. No formal action will be taken at the Meeting to approve the consolidated financial statements. If any Unitholders have questions respecting the December 31, 2005 consolidated financial statements, the question's may be brought forward at the Meeting.

Appointment of Auditors

Unitholders will be asked at the Meeting to pass a resolution reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund to hold office until the next annual meeting of Unitholders or until their successors are appointed, at remuneration to be fixed by the Board of Trustees. During the financial year ended December 31, 2005, Deloitte & Touche LLP received $126,400 in remuneration for performing audit responsibilities, $72,279 in remuneration for performing audit-related responsibilities, $26,423 for tax services and $20,060 for other services not related to audit and tax services.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the**

ordinary resolution appointing Deloitte & Touche LLP as auditors of Newalta Fund.

Election of Trustees

Newalta Fund is required by its Deed of Trust to have a minimum of three and a maximum of ten trustees. There is a provision in the Deed of Trust of Newalta Fund which permits the Board of Trustees to appoint additional trustees between annual meetings of Unitholders, provided that the total number of trustees so appointed does not exceed, at any time, one-third of the number of trustees who held office immediately after the preceding annual meeting of Unitholders.

At the present time, Newalta Fund has nine trustees. Unitholders will be asked at the Meeting to pass a resolution electing nine trustees. The persons named below are the nine nominees of management for election as trustees. All proposed nominees have consented to be named in this Information Circular and to serve as trustees if elected. Each elected trustee will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution electing each of the nominees named below as trustees of Newalta Fund. The Board of Trustees does not contemplate that any of such nominees will be unable to serve as a trustee; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Unitholder has specified in his or her proxy that his or her Trust Units are to be withheld from voting on the election of trustees.

The tables below set out various information (including the number of Trust Units and rights to acquire Trust Units (the "Trust Unit Rights") granted pursuant to the Trust Unit Rights Incentive Plan of Newalta Fund owned or controlled as of March 7, 2006) of each of the persons proposed to be nominated for election as a trustee.

Alan P. Cadotte (Non-Independent Trustee/Director)

Calgary, Alberta, Canada

Trustee Since:	March, 2003
Director Since:	November, 1992
Principal Occupation:	President and Chief Executive Officer of Newalta Corporation
Board Committees:	Nil
Business Experience:	Mr. Cadotte joined Newalta Corporation in 1993 as President and Chief Executive Officer. His previous executive experience in waste management and environmental services included positions with Chrysler Corporation, ORTECH, Tricil Ltd. and Laidlaw Inc. Mr. Cadotte is a 1973 graduate of the University of Western Ontario with a Masters Degree in Engineering.
Other Directorships:	N/A
2005 Board and Committee Compensation:	Nil
Trust Units Held:	128,673
2005 Meeting Attendance:	22/22

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	262,500	19.7	9.30	105,000	March 1, 2010
May 22, 2003	50,000	3.8	9.08	20,000	May 22, 2010
June 1, 2004	60,000	17.3	17.95	Nil	June 1, 2011
May 17, 2005	60,000	12.6	23.14	Nil	May 17, 2005

Robert M. MacDonald (Independent Trustee/Director)
Calgary, Alberta, Canada

Trustee Since:	December, 2003
Director Since:	December, 2003
Principal Occupation:	Independent Businessman
Board Committees:	Audit Committee Corporate Governance and Nominating Committee
Business Experience:	Mr. MacDonald is an oil and gas banking professional with 27 years experience as a senior officer of several Canadian chartered banks, 18 years experience in Alberta and nine years in the United States. His experience includes oil and gas banking/financing ranging from advisory, strategic alternatives for senior and bridge debt structuring, project financing, mezzanine debt structuring, portfolio management, credit risk management, financial analysis and loan re-structuring. From 1998 to 2003, Mr. MacDonald was Director, Commercial Banking with CIBC World Markets. From 1993 to 1998, Mr. MacDonald was Vice President, Oil & Gas Group with CIBC. Mr. MacDonald has a Bachelor of Business Administration degree (major in Economics and Finance and minor in Accounting) and is a Fellow of the Institute of Canadian Bankers.
Other Directorships:	Trilogy Energy Trust Ltd. (General Partner of Trilogy Energy Trust)
2005 Board and Committee Compensation:	$46,350
Trust Units Held:	3,000
2005 Meeting Attendance:	15/16

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
December 10, 2003	12,500	0.9	15.60	2,500	December 10, 2010
June 1, 2004	2,500	0.7	17.95	500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

R. Vance Milligan, Q.C. (Non-Independent Trustee/Director)
Calgary, Alberta, Canada

Trustee Since:	March, 2003
Director Since:	March, 1994
Principal Occupation:	Partner, Bennett Jones LLP (barristers and solicitors)
Board Committees:	Corporate Governance and Nominating Committee Environmental, Health and Safety Committee
Business Experience:	Mr. Milligan has been a senior partner with the national law firm of Bennett Jones LLP since 1987. Mr. Milligan's practice focuses in representing public and private companies in various industry sectors, with an emphasis on mergers and acquisitions, public and private financings, as well as matters relating to corporate governance. Mr. Milligan holds a Bachelor of Arts (with distinction), Major – Political Science from the University of Lethbridge and a Bachelor of Laws degree from the University of Alberta.
Other Directorships:	Tesco Corporation
2005 Board and Committee Compensation:	$45,950
Trust Units Held:	14,556
2005 Meeting Attendance:	12/12

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	4,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	500	May 22, 2010
June 1, 2004	2,500	0.7	17.95	Nil	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

Felix Pardo (Independent Trustee/Director)
Cambridge, Massachusetts, USA

Trustee Since: March, 2003

Director Since: March, 1991

Principal Occupation: Independent Businessman

Board Committees: Audit Committee
Environmental, Health and Safety Committee

Business Experience: Mr. Pardo has extensive experience in operations management, organization and financial restructurings and acquisitions. From July 1998 until his retirement in December 2002, Mr. Pardo was Chairman and CEO of Dyckerhoff Inc., a major U.S. cement producer and Chairman of its subsidiaries, Lonestar Industries and Glens Falls Cement. From April to October, 1998, he was President and CEO of Philip Services Corp. (waste management, scrap metals and industrial services) and a Director from 1994 to 2003. From 1992 to March 1998, Mr. Pardo was President and CEO of Ruhr American Coal Corporation, a large U.S. coal production, sales and trade company. Mr. Pardo has a Bachelor of Arts in Economics from Brown University and an MBA in Finance from Wharton (University of Pennsylvania).

Other Directorships: Synthes Inc.

2005 Board and Committee Compensation: $47,750

Trust Units Held: 29,823

2005 Meeting Attendance: 15/15

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	2,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	Nil	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

R.H. (Dick) Pinder (Independent Trustee/Director)
Calgary, Alberta, Canada

Trustee Since: March, 2003

Director Since: September, 1994

Principal Occupation: President, Kingsmere Corporation Finance Ltd. (private investment and advisory company)

Board Committees: Audit Committee
Compensation Committee

Business Experience: Mr. Pinder graduated with a Bachelor of Commerce from the University of Saskatchewan in 1973 and became a Chartered Accountant in Alberta in 1975. His 30-year career has predominantly focused on managing or advising growth businesses in a variety of sectors in the western Canadian economy. He spent four years in public accounting, and then 15 years in top management roles engaged in strategic planning, re-engineering, and executing growth plans. More recently, he has worked in advisory and governance roles in both private and public companies of varying sizes, and has been involved in many corporate financial transactions.

Other Directorships: WebTech Wireless Inc.

2005 Board and Committee Compensation: $51,450

Trust Units Held: 5,673

2005 Meeting Attendance: 17/17

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	4,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	1,000	May 22, 2010
June 1, 2004	2,500	0.7	17.95	500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

Gordon E. Pridham (Independent Trustee/Director)
Toronto, Ontario, Canada

Trustee Since:	June, 2004
Director Since:	June, 2004
Principal Occupation:	President, Edgewater Capital Inc. (private investment and advisory company)
Board Committees:	Compensation Committee Corporate Governance and Nominating Committee
Business Experience:	Mr. Pridham is President of Edgewater Capital Inc. of Toronto, Ontario. He has over 25 years of experience in investment banking, capital markets, and corporate banking. Mr. Pridham has financed and advised companies in public and private markets across a broad range of industry sectors. He has an extensive background in the energy and natural resources sectors, having worked in the Energy and Minerals group in New York, Calgary, and Toronto for Chemical Bank and National Bank. Mr. Pridham has also managed the Investment Banking groups of Merrill Lynch Canada, Midland Doherty, Deutsche Morgan Grenfell, Research Capital, and Raymond James. He is a graduate of the University of Toronto.
Other Directorships:	Nil
2005 Board and Committee Compensation:	$40,350
Trust Units Held:	15,280
2005 Meeting Attendance:	14/14

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
June 2, 2004	12,500	3.6	17.95	Nil	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

Clayton H. Riddell (Independent Trustee/Director)
Calgary, Alberta, Canada

Trustee Since:	March, 2003
Director Since:	July, 1998
Principal Occupation:	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company)
Board Committees:	Nil
Business Experience:	Clayton H. Riddell graduated from the University of Manitoba with a Bachelor of Science, Honours Degree in Geology. Mr. Riddell has been the Chairman of the Board and Chief Executive Officer of Paramount Resources Ltd. (PRL) since 1978. Until 2002, he was also the President of PRL. In 2002, Mr. Riddell also became Chairman of the Board and Chief Executive Officer of Paramount Energy Trust and in March 2005, Chairman of the Board of Trilogy Energy Ltd. Mr. Riddell is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Canadian Association of Petroleum Producers, the Canadian Society of Petroleum Geologists, the Independent Petroleum Association of Canada, the American Association of Petroleum Geologists and the Canadian Geoscience Council.
Other Directorships:	Duvernay Oil Corp. Paramount Resources Ltd. Paramount Energy Trust Trilogy Energy Ltd. (General Partner of Trilogy Energy Trust)
2005 Board and Committee Compensation:	$45,900
Trust Units Held:	918,023
2005 Meeting Attendance:	6/7

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	10,000	0.7	9.30	4,000	March 1, 2010
May 22, 2003	2,500	0.2	9.08	500	May 22, 2010
June 1, 2004	2,500	0.7	17.95	Nil	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

Ronald L. Sifton (Non-Independent Trustee/Director)
Calgary, Alberta, Canada

Trustee Since:	March, 2003
Director Since:	July, 1984
Principal Occupation:	Senior Vice President, Finance and Chief Financial Officer of Newalta Corporation
Board Committees:	Nil
Business Experience:	Mr. Sifton joined Newalta Corporation as Chief Financial Officer in 1983. Mr. Sifton has a Commerce degree from the University of Calgary (1973) and his Chartered Accountant designation (1975). He spent several years in public accounting practice prior to joining Newalta Corporation. From 1994 to 2003, Mr. Sifton served on the Board of the Handi-Bus Association. In January 2004, he joined the Board of the Canadian Association of Income Funds.
Other Directorships:	Nil
2005 Board and Committee Compensation:	Nil
Trust Units Held:	232,974
2005 Meeting Attendance:	13/13

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	127,500	9.6	9.30	25,500	March 1, 2010
May 22, 2003	30,000	2.3	9.08	Nil	May 22, 2010
June 1, 2004	20,000	5.8	17.95	Nil	June 1, 2011
May 17, 2005	20,000	4.2	23.14	Nil	May 17, 2005

Barry D. Stewart (Independent Trustee/Director)
Calgary, Alberta, Canada

Trustee Since:	March, 2003
Director Since:	March, 2002
Principal Occupation:	Independent Businessman
Board Committees:	Compensation Committee Environmental, Health and Safety Committee
Business Experience:	Barry D. Stewart is a Professional Engineer with more than 40 years industry experience. He graduated from Queen's University with a BAppSc in Engineering Physics and has a Management Diploma from the University of Western Ontario. From 1991 to 2001, Mr. Stewart was with Suncor Energy Inc., nine years as Executive Vice President – Exploration & Production, followed by Executive Vice President – In-situ & International (New Technology).
Other Directorships:	NAL Oil & Gas Trust
2005 Board and Committee Compensation:	$44,150
Trust Units Held:	17,651
2005 Meeting Attendance:	13/13

Rights to Acquire Trust Units Granted Since Arrangement:

Date of Grant	*Original Rights Granted(#)*	*% of Rights Granted During Year of Grant*	*Price ($)*	*Exercised (#)*	*Expiry Date*
March 1, 2003	12,500	0.9	9.30	5,000	March 1, 2010
June 1, 2004	2,500	0.7	17.95	500	June 1, 2011
May 17, 2005	2,500	0.5	23.14	Nil	May 17, 2005

From April to October, 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("Philip"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. Following the acquisition by Newalta Corporation of Anadime Corporation, a non-material, wholly-owned and insolvent subsidiary, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (now Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

2006 Trust Unit Rights Incentive Plan

At the Meeting, Unitholders will be asked to consider, and if thought appropriate, approve a new Trust Unit Rights Incentive Plan to govern all rights to acquire Trust Units that are granted subsequent to the date of the Meeting (the "2006 Plan"). The full text of the 2006 Plan, in its proposed form, is set out in Appendix A to this Information Circular.

The purpose for the 2006 Plan is to ensure (i) the Board of Trustees, in all matters relating to the administration and granting Trust Unit Rights, has the necessary flexibility in order to achieve the stated purposes of the 2006 Plan, (ii) the 2006 Plan is current in respect of present market conditions, and (iii) the 2006 Plan remains compliant with the rules and regulations of the Toronto Stock Exchange (the "TSX").

Newalta Fund considers the following to be the material differences between the current Trust Unit Rights Incentive Plan and the 2006 Plan (references to section numbers below refer to the corresponding section in the 2006 Plan):

- *Number of Trust Units Reserved for Issuance (Section 2)* – The terms of the 2006 Plan provide that the number of Trust Units reserved for issuance under the 2006 Plan and all other security-based compensation arrangements of Newalta Fund shall be equal to 10% of the Trust Units of Newalta Fund then outstanding (rather than the fixed number set out in the current Trust Unit Rights Incentive Plan) which 10% would, as of the date of this Information Circular, equal 3,618,393 Trust Units. After deducting the number of Trust Unit Rights granted by Newalta Fund, as of the date hereof, that are presently outstanding and assuming Unitholders approve the resolutions in respect of the 2006 Plan, the Replenishment, as defined below, and further described under the heading "Business to be Acted Upon at the Meeting – Replenishment of Trust Units Issued Pursuant to the Trust Unit Rights Incentive Plan" and the Conditional Rights, as defined below and further described under the heading "Business to be Acted Upon at the Meeting – Ratification of the Granting of Certain Rights", a total of 2,021,993 Trust Units will be reserved for issuance pursuant to the 2006 Plan. In the event that the 2006 Plan is approved by Unitholders at the Meeting, pursuant to the requirements of the TSX, Unitholder approval with respect to all unallocated Trust Unit Rights under the 2006 Plan will be sought by Newalta Fund every three years.

- *Restrictions on Issuances and Grants During Periods Where Material Information is Undisclosed (Section 6)* – The TSX recently issued a staff notice reminding issuers that it is not appropriate to set the exercise price of any Trust Unit Rights or grant any Trust Unit Rights during periods where management is aware of material information that has not been disclosed to the public. The 2006 Plan was revised to specifically incorporate this guideline.

- *Term of Trust Unit Rights (Section 8)* – Based on the direction provided by certain institutional investors and the guidelines published thereby, Newalta Fund proposes reducing the term of the Trust Unit Rights granted pursuant to the 2006 Plan to five years as opposed to the minimum term of seven years (with a maximum term of ten years) set forth in the current Trust Unit Rights Incentive Plan. In addition to the foregoing, term extensions which would benefit insiders are specifically prohibited under the 2006 Plan. Such term extensions have never been granted by Newalta Fund under the current Trust Unit Rights Incentive Plan.

- *Vesting of Trust Unit Rights (Section 9)* – The 2006 Plan removes the vesting schedule of the grant of Trust Unit Rights and provides that a vesting schedule shall be set by the administrator of the 2006 Plan on the date of grant of Trust Unit Rights. In addition, the 2006 Plan, in accordance with published institutional investor guidelines, specifies that in no instance may vesting of any Trust Unit Rights occur immediately upon the granting thereof.

- *Market Price definition (Section 10)* – The definition of "Market Price" has been defined in the 2006 Plan to equal the five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX. The exercise price of Trust Unit Rights granted under the current Trust Unit Rights Incentive Plan is set at a price not less than the closing market price of the Trust Units on the trading day immediately preceding the date on which such rights are granted.

- *Cashless Exercise (Section 13)* – Upon the exercise of Trust Unit Rights, the holder thereof may elect, at their option, to receive either a cash payment equal to the in-the-money amount or Trust Units issued from treasury equal to the in-the-money amount divided by the five-day volume weighted average trading price of the Trust Units traded through the facilities of the TSX.

- *Restriction on Financial Assistance (Section 15)* – In accordance with published institutional investor guidelines, Newalta Fund considered it to appropriate to include in the 2006 Plan a specific prohibition on financial assistance of any kind being provided to participants for the purpose of exercising any Trust Unit Rights. Under the current Trust Unit Rights Incentive Plan, financial assistance has never been provided to participants for the purpose of exercising any Trust Unit Rights.

- *Amendments (Section 22)* – Staff at the TSX have recently published a notice with respect to the types of amendments to equity compensation arrangements which may be made without securityholder approval. Newalta Fund has substantially incorporated into the 2006 Plan the language set out in the notice in order to clarify the types of amendments to the 2006 Plan which may or may not be effected without Unitholder approval.

Readers are encouraged to read the full text of the 2006 Plan and the foregoing summary is qualified entirely and in all respects by the text of the 2006 Plan.

Newalta Fund is of the view that, other than as set out above, the material terms of the 2006 Plan are generally consistent with those of the current Trust Unit Rights Incentive Plan. Specifically, the provisions of the 2006 Plan as they relate to (i) the definition of eligible participants, (ii) any Trust Units, the Trust Unit Rights in respect of which having expired or terminated, being available for grant pursuant to subsequent grants of Trust Unit Rights, (iii) restrictions on grants set forth in Sections 4 and 5 of the 2006 Plan, (iv) the causes of cessation of entitlement under the 2006 Plan, including the effect of an employee's termination for or without cause, (v) the general non-assignability of Trust Unit Rights other than in certain limited situations, and (vi) the effect of a "change of control", are, subject to immaterial housekeeping and conforming changes, substantially the same as set out in the current Trust Unit Rights Incentive Plan, as disclosed under the heading "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plan" herein. The provisions of Trust Unit Rights granted under the current Trust Unit Rights Incentive Plan will continue to be governed by the current Trust Unit Rights Incentive Plan.

The resolution approving the 2006 Plan must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving the 2006 Plan.**

Replenishment of Trust Units Issued Pursuant to Trust Unit Rights Incentive Plan

In addition to the approval of the 2006 Plan, at the Meeting Unitholders will be asked to approve the replacement of Trust Units which have been issued since March 1, 2003 upon the exercise of Trust Unit Rights previously granted pursuant to the Trust Unit Rights Incentive Plan, thereby increasing the number of Trust Units reserved for issuance pursuant to the 2006 Plan, if approved at the Meeting, or the Trust Unit Rights Incentive Plan, if the 2006 Plan is not approved at the Meeting (the "Replenishment"). If the Replenishment were not approved, the Trust Units which were issued upon exercise of previously granted Trust Unit Rights would not be available for regranting under either the current Trust Unit Rights Incentive Plan or the 2006 Plan, as applicable. In the event that the Replenishment and Conditional Rights (as defined below) are approved at the Meeting, as at the date hereof, a total of 2,021,993 Trust Units would be reserved for issuance under the 2006 Plan, if approved at the Meeting, or 2,797,600 Trust Units would be reserved for issuance under the current Trust Unit Rights Incentive Plan, in the event the 2006 Plan is not approved at the Meeting.

The resolution approving the Replenishment must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving the Replenishment.**

Ratification of the Granting of Certain Rights

In anticipation of Unitholder approval of the 2006 Plan and/or the Replenishment, the Board of Trustees conditionally granted rights (the "Conditional Rights") to purchase up to 25,000 Trust Units (which Conditional Rights have not been exercised by the grantee) to an employee on January 5, 2006 at an exercise price of $29.15 per Right.

The resolution approving and ratifying the granting of the Conditional Rights must be passed by a simple majority of the votes cast with respect to the resolution by Unitholders present in person or by proxy at the Meeting. Should the resolution not be approved, the Conditional Rights will be cancelled. In addition, if the previous resolutions to approve the 2006 Plan and Replenishment are not approved at the Meeting, then management may elect to withdraw this resolution to approve the granting of the Conditional Rights in which case the Conditional Rights will be cancelled. In the event that the resolution approving and ratifying the granting of the Conditional Rights is not cancelled or withdrawn and is approved at the Meeting, an additional 15,968 Trust Units will be added to the maximum number of Trust Units issuable pursuant to the Trust Unit Rights Incentive Plan. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Trust Units represented thereby in favour of the ordinary resolution approving and ratifying the grant of the Conditional Rights.**

The Reorganization

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass a special resolution approving a proposed internal reorganization of Newalta Fund and its subsidiaries (the "Reorganization") and certain consequential amendments to the Deed of Trust of Newalta Fund. The special resolution must be passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting in person or by proxy and voted on such resolution. The vote will be conducted by ballot.

Newalta Fund's business plan includes the expansion of its business (the "Business") through acquisitions of additional businesses, and possible acquisition or merger transactions with other mutual fund trusts that carry on complementary businesses. In the former case, such acquisitions would generally be made through a limited partnership indirectly held by Newalta Fund through a subsidiary trust as this would maximize future distributions to the Unitholders. In the latter case, given recent developments in the mutual fund trust market, it is highly likely that an attractive acquisition or merger candidate would be structured so that its business is carried on through a partnership held indirectly by Newalta Fund through a subsidiary trust. In either case, without reorganizing the existing structure of Newalta Fund, it would be difficult to efficiently integrate the operations of the acquired business within a single operating entity in a manner that maximizes future distributions to Unitholders. To address these considerations, the Board of Trustees propose to undertake the Reorganization, which will result in the Business being carried on by a newly formed limited partnership ("Newalta LP") indirectly owned by Newalta Fund through a trust (the "Trust") to be established under the laws of the Province of Alberta. In excess of 99% of the partnership units ("Partnership Units") of Newalta LP will be owned by the Trust. All of the outstanding units of the Trust ("Sub-Trust Units") will be owned by Newalta Fund.

Newalta Fund has applied to the Canada Revenue Agency ("CRA") for an advance income tax ruling (the "Ruling") in respect of the Reorganization. If obtained, the Ruling will confirm that the Reorganization will occur on a tax-deferred rollover basis for Newalta Fund, its subsidiaries and Unitholders resident in Canada. See "Certain Canadian Federal Income Tax Considerations – Tax Considerations Applicable to the Reorganization". Newalta Fund will not undertake the Reorganization if the Ruling is not obtained, regardless of whether or not the Reorganization is approved by Unitholders at the Meeting. Subject to obtaining the Ruling and any regulatory approvals determined to be necessary or advisable in connection with the Reorganization, and upon obtaining the requisite approval of Unitholders at the Meeting, the Board of Trustees intend to effect the Reorganization during calendar 2006.

Summary of Principal Steps

The following is a summary of the anticipated principal steps of the Reorganization:

- Newalta Fund will incorporate a wholly-owned subsidiary ("MFC Newco") under the laws of the Province of Alberta in connection with, and for the purpose of effecting, the Reorganization and will subscribe for 100 common shares of MFC Newco at a price of $1.00 per share;

- Newalta Fund will cause the Trust to be formed. The trustee of the Trust will be a wholly-owned subsidiary of Newalta Fund. The sole beneficiary of the Trust will be Newalta Fund and Newalta Fund will subscribe for 100 Sub-Trust Units at a price of $1.00 per Sub-Trust Unit for an aggregate subscription price of $100;

- Newalta Corporation and the Trust will cause Newalta LP to be formed in accordance with a limited partnership agreement and the *Partnership Act* (Alberta). Initially, Newalta Corporation will be the limited partner and the Trust will be the general partner of Newalta LP. Newalta Corporation and the Trust will subscribe for 100 Partnership Units each at a price of $1.00 per Partnership Unit for an aggregate subscription price of $100 for each partner. The Partnership Units issued to Newalta Corporation shall be referred to herein as the "Retained Partnership Units";

- Newalta Fund will subscribe for that number of class A shares in the capital of MFC Newco (the "Class A Shares") equal to the number of Trust Units outstanding immediately prior to the closing date of the Reorganization for a subscription price of $0.0001 per Class A Share;

- Newalta Fund will distribute all of the Class A Shares issued to Newalta Fund by MFC Newco to its Unitholders, on a *pro rata* basis, in accordance with the Deed of Trust. The distribution by Newalta Fund of the Class A Shares will be treated by Newalta Fund and its Unitholders as a return of capital;

- Newalta Fund will transfer the common shares and notes issued by Newalta Corporation to MFC Newco in exchange for 100 class B shares of MFC Newco (the "Class B Shares");

- Newalta Industrial Services Inc. ("ServicesCo"), a wholly-owned subsidiary of Newalta Corporation, will amalgamate with Newalta Services Holdings Inc., a wholly-owned subsidiary of ServicesCo, pursuant to the laws of the Province of Alberta. The name of the amalgamated entity will be the same as that of ServicesCo, and the articles of the amalgamated entity will be the same as the articles of ServicesCo prior to the amalgamation;

- ServicesCo and Newalta Corporation will amalgamate pursuant to the laws of the Province of Alberta to form Newalta MFC Subsidiary Ltd. ("MFC Amalco Subco"). The articles of MFC Amalco Subco will be the articles of Newalta Corporation prior to the amalgamation;

- MFC Amalco Subco and MFC Newco will amalgamate pursuant to the laws of the Province of Alberta to form "Newalta Corporation" ("MFC Amalco"). The articles of the amalgamated entity will be the same as the articles of MFC Newco prior to the amalgamation;

- MFC Amalco will transfer all of its properties, other than the subscription proceeds for the Class A Shares issued to Newalta Fund, to Newalta LP in exchange for Partnership Units and for the assumption by the Partnership of all of the debts, obligations and liabilities of MFC Amalco;

- Newalta Fund will acquire substantially all of the remaining assets of MFC Amalco, including the subscription proceeds for the Class A Shares issued to Newalta Fund and the Partnership Units issued to MFC Amalco (but excluding the Retained Partnership Units), in exchange for the number of Trust Units equal to the number of Trust Units outstanding immediately prior to the closing of the Reorganization multiplied by a fraction, which fraction shall be determined by dividing $0.001 by the five day volume weighted average trading price of the Trust Units on the TSX for the five trading days immediately preceding the closing of the Reorganization (the "Class A Share Redemption Amount") and 100 special preferential trust units ("Special Units") of Newalta Fund;

- MFC Amalco will redeem the issued and outstanding Class A Shares for, in the case of each Class A Share, one Trust Unit multiplied by the Class A Share Redemption Amount;

- MFC Amalco will redeem the issued and outstanding Class B Shares for, in the case of each Class B Share, one Special Unit;

- the outstanding Trust Units will automatically be consolidated such that the total number of Trust Units outstanding upon completion of the Reorganization will be equal to the total number of Trust Units outstanding immediately prior to the Reorganization;

- the Special Units will be cancelled by Newalta Fund;

- Newalta Fund will transfer the Partnership Units acquired from MFC Amalco to the Trust for no consideration; and

- MFC Amalco will become the general partner of Newalta LP.

The above reflects the steps management of Newalta Corporation currently anticipates being required for implementation of the Reorganization. Such steps may be modified in order to be consistent with the Ruling. However, any such modifications will not adversely affect the tax consequences to Unitholders described below under "Certain Canadian Federal Income Tax Considerations".

The following tables illustrate the simplified structure of Newalta Fund and its related entities before and after completion of the Reorganization.

Before


Unitholders
Newalta Income Fund
100%
Newalta Corporation
100%
Newalta Industrial Services Inc.

After


Unitholders
Newalta Income Fund
100%
100%
Trust
MFC Amalco
99.9%
0.1%
Newalta LP

Recommendation of the Board of Trustees

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass a special resolution approving: (i) the Reorganization and each of the transactions contemplated thereby; and (ii) such amendments to the Deed of Trust which, in the opinion of the Board of Trustees, are necessary or desirable to give effect to the Reorganization. See "Amendments to the Deed of Trust". The text of the Special Resolution is attached to this Information Circular as Appendix "B".

The Board of Trustees have determined that the Reorganization and the proposed consequential amendments to the Deed of Trust are in the best interests of Newalta Fund and its Unitholders and recommend that Unitholders vote in favour of the special resolution approving the Reorganization. Persons named in the enclosed form of proxy, if

not expressly directed to the contrary in such form of proxy, will vote such proxy in favour of the special resolution.

Description of the Trust

The following is a summary of certain provisions of the deed of trust that will govern the Trust (the "Trust Deed of Trust"). This summary is qualified in its entirety by reference to the provisions of the Trust Deed of Trust, which will contain a complete statement of such provisions.

General

The Trust will be an unincorporated, limited purpose commercial trust established under the laws of the Province of Alberta pursuant to the Trust Deed of Trust. The activities of the Trust will be restricted to the acquisition and holding, directly or indirectly, of securities of Newalta LP, which will carry on the Business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustee of the Trust may determine. The fiscal year-end of the Trust will be December 31.

Trustee of the Trust

The trustee of the Trust will be a wholly-owned subsidiary of Newalta Fund. The trustee of the Trust will supervise the activities and manage the affairs of the Trust.

The Trust Deed of Trust will provide that, subject to the terms and conditions thereof, the trustee of the Trust will have full, absolute and exclusive power, control and authority over the assets of the Trust and over the affairs of the Trust to the same extent as if the trustee of the Trust was the sole and absolute beneficial owner of the assets of the Trust in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the investments and affairs of the Trust. The trustee of the Trust will be responsible for, among other things: (i) acting for, voting on behalf of and representing the Trust as a holder of Partnership Units; (ii) maintaining records and providing reports to holders of the Sub-Trust Units (the "Trust Unitholders"); (iii) supervising the activities and managing the investments and affairs of the Trust; and (iv) effecting payments of distributable cash from the Trust to the Trust Unitholders and payments of interest and principal on any promissory notes (the "Trust Notes") issued by the Trust to Newalta Fund.

Cash Distributions

The Trust will make monthly cash distributions of its distributable cash, as defined in the Trust Deed of Trust, subject to working capital requirements and other reserves. The amount of cash to be distributed monthly per Sub-Trust Unit to Newalta Fund will be equal to a *pro rata* share of distributions on, or in respect of, the Partnership Units owned by the Trust and all other amounts, if any, from any other investments from time to time held by the Trust received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of the Trust;

(b) any interest expense (including interest payable in respect of the Trust Notes) incurred by the Trust;

(c) principal repayments in respect of the Trust Notes, in the amount considered advisable by the trustee of the Trust, and any other debt obligations of the Trust;

(d) any cash redemptions or repurchases of the Sub-Trust Units or the Trust Notes; and

(e) any amount that the trustee of the Trust may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of the Trust, that have been or are reasonably expected to be incurred in the activities and operations of the Trust (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of the Trust).

Such distributions will be payable to Newalta Fund, as the holder of record of the Sub-Trust Units on the last business day of each month, and will be paid within 15 days following each month-end. The cash distributions payable by the Trust are intended to be received by Newalta Fund prior to its related cash distribution to its Unitholders.

The distribution declared by the trustee of the Trust in respect of the month ending December 31 in each year will generally include such amount in respect of the taxable income and net realized capital gains, if any, of the Trust for such year as is necessary to ensure that the Trust will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Trust which is not distributed to Newalta Fund in the form of a cash payment will, to the extent necessary to ensure that the Trust generally does not have any income tax liability under Part I of the Tax Act, be distributed to Newalta Fund in the form of additional Sub-Trust Units. The value of each Trust Unit so issued will be equal to the redemption price thereof. The Trust Deed of Trust will provide that immediately after any *pro rata* distribution of Sub-Trust Units in satisfaction of any non-cash distribution, the number of outstanding Sub-Trust Units will be consolidated such that Newalta Fund will hold after consolidation the same number of Sub-Trust Units as it held before the non-cash distribution.

Sub-Trust Units

The beneficial interests in the Trust will be divided among one class of Sub-Trust Units, each of which will represent an equal and undivided beneficial interest in the distributions made by the Trust, as well as in the net assets of the Trust in the event of a termination or winding-up of the Trust. Each Sub-Trust Unit will be transferable, will entitle the holder to one vote on all matters to be voted on at all meetings of the Trust Unitholders and will be redeemable on demand of the holder for a redemption price described below under "- Redemption Right".

Sub-Trust Units are not intended to be issued or held by any person other than Newalta Fund. Newalta Fund will be entitled to receive certificates representing such Sub-Trust Units.

Redemption Right

The Sub-Trust Units will be redeemable at any time on demand by Newalta Fund upon delivery to the Trust of a duly completed and properly executed notice requiring the Trust to redeem the Sub-Trust Units, in a form specified by the trustee of the Trust, together with the certificates for the Sub-Trust Units representing the Sub-Trust Units to be redeemed and written instructions as to the number of Sub-Trust Units to be redeemed. Upon tender of the Sub-Trust Units by Newalta Fund for redemption, Newalta Fund will no longer have any rights with respect to such Sub-Trust Units other than the right to receive the redemption price for such Sub-Trust Units. The redemption price for each such Sub-Trust Unit tendered for redemption by Newalta Fund will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Trust Unit calculated as of the close of business on the date the Sub-Trust Units were so tendered for redemption by Newalta Fund;

B = the aggregate number of Trust Units outstanding as of the close of business on the date the Sub-Trust Units were so tendered for redemption by Newalta Fund;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to Newalta Fund (including the Trust Notes), and the fair market value of any other assets or investments held by Newalta Fund (other than the Sub-Trust Units) as of the close of business on the date the Sub-Trust Units were so tendered for redemption by Newalta Fund; and

D = the aggregate number of the Sub-Trust Units held by Newalta Fund outstanding as of the close of business on the date the Sub-Trust Units were so tendered for redemption by Newalta Fund.

The Trust will also be entitled to call for redemption at any time all or any part of the outstanding Sub-Trust Units at the same redemption price as described above for each Sub-Trust Unit called for redemption, calculated with reference to the date the trustee of the Trust approved the redemption of the Sub-Trust Units.

The aggregate redemption price payable by the Trust in respect of any Sub-Trust Unit tendered for redemption during any calendar month will be satisfied, at the option of the trustee of the Trust in their sole discretion:

(a) in immediately available funds by cheque;

(b) by the issuance to, or to the order of Newalta Fund, of such aggregate principal amount of Trust Notes as is equal to the aggregate redemption price payable to such holder of Sub-Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Trust Notes to be paid in immediately available funds by cheque; or

(c) by any combination of funds and Trust Notes,

in each such case payable or issuable on or before the last day of the calendar month following the calendar month in which the Sub-Trust Units were so tendered for redemption.

Restrictions on Exercise of Certain Voting Rights Attached to Partnership Units

The Trust Deed of Trust will provide that the Trust must not vote its Partnership Units to authorize, among other things:

(a) any sale, lease or other disposition of all or substantially all of the direct or indirect assets of Newalta LP except: (i) in conjunction with an internal reorganization; or (ii) pursuant to any guarantee of any obligation of Newalta Fund, the Trust or any of their respective affiliates, or any charge, pledge, mortgage, lien, security interest or other encumbrance, in each case, granted by Newalta LP over any of the assets of Newalta LP;

(b) any arrangement, merger or capital reorganization of Newalta LP with any other entity, except in conjunction with an internal reorganization or the acquisition by Newalta LP of the securities or assets of another entity;

(c) the winding-up or dissolution of Newalta LP prior to the end of the term of Newalta Fund, except in connection with an internal reorganization; or

(d) any material amendment to the Partnership Agreement (as defined below) of Newalta LP that may be adverse to Newalta Fund,

in each case without the authorization of Newalta Fund by a special resolution.

Description of the Trust Notes

The following is a summary of the material attributes and characteristics of the Trust Notes that will be issuable by the Trust under a note indenture (the "Note Indenture") to be entered into between the Trust and a trust corporation to be selected by Newalta Fund, as note trustee (the "Note Trustee"). This summary is qualified in its entirety by reference to the provisions of the Note Indenture, which will contain a complete statement of such attributes and characteristics.

After giving effect to the Reorganization, there will not be any Trust Notes issued and outstanding. Trust Notes will be reserved by the Trust to be issued exclusively to Newalta Fund as full or partial payment of the redemption price for Sub-Trust Units, as the trustee of the Trust determines in its sole discretion. Such Trust Notes will be issued to Newalta Fund by the Trust in the event of an *in specie* payment by Newalta Fund of the redemption price of Trust Units redeemed by Unitholders.

The Trust Notes will be issued only in Canadian currency and only as fully registered trust notes in minimum denominations of $100 and integral multiples of $100. No fractional Trust Notes will be issued and where the number of Trust Notes to be received by a Unitholder includes a fraction, such number shall be rounded down to the lowest whole number.

Interest and Maturity

Each Trust Note will mature on a date which is no later than the 10th anniversary of the date of issuance thereof and will bear interest at a market rate to be determined by the trustee of the Trust at the time of issuance thereof, payable in arrears on or about the 15th day of each calendar month such Trust Note is outstanding.

Payment upon Maturity

On maturity, the Trust will repay the Trust Notes by paying to the Note Trustee, in cash, an amount equal to the principal amount of the outstanding Trust Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The Trust Notes will be redeemable, at the option of the Trust, prior to maturity, at a redemption price equal to the principal amount thereof, plus accrued but unpaid interest thereon, payable in cash.

Subordination/Security

Payment of the principal amount and interest on the Trust Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness of the Trust. Senior indebtedness of the Trust will be defined as all indebtedness, liabilities and obligations of, or guaranteed by, the Trust which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the Note Indenture but excluding any such indebtedness to trade creditors. The Trust may also designate in writing from time to time any other obligations or liabilities or class thereof, as senior indebtedness. The Note Indenture will provide that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Trust Notes are entitled to receive any payment. Senior indebtedness of the Trust will include the obligations of the Trust in respect of the credit facilities, including all hedging facilities provided for thereunder, of Newalta Fund or any of Newalta Fund's subsidiaries.

The Trust Notes will be unsecured debt obligations of the Trust.

Default

The Note Indenture shall provide that any of the following will constitute an event of default (as defined in the Note Indenture): (i) default in repayment of the principal amount of any of the Trust Notes when the same becomes due and payable and the continuation of such default for a period of 10 business days; (ii) subject to the terms of any senior indebtedness, the failure to pay the interest obligations of any of the Trust Notes, if and when issued, and continuation of such default for a period of 90 days; (iii) certain events of dissolution, liquidation, bankruptcy, insolvency or other similar proceedings relative to the Trust or its affiliates; or (iv) default in the observance or performance of any other covenant or condition of the Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to the trustee of the Trust specifying such default and requiring the Trust to rectify the same.

Description of Newalta LP

The following is a summary of the material attributes and characteristics of Newalta LP and the Partnership Units which will be issued in connection with the Reorganization pursuant to the terms of the partnership agreement governing the affairs of Newalta LP (the "Partnership Agreement"). This summary is qualified in its entirety by reference to the provisions of the Partnership Agreement which will contain a complete statement of those attributes and characteristics.

General Partner

After giving effect to the Reorganization, the general partner of Newalta LP will be MFC Amalco. See "Description of MFC Newco/MFC Amalco".

Partnership Units

Newalta LP will be entitled to issue the Partnership Units for such consideration and on such terms and conditions as may be determined by the general partner of Newalta LP. Upon completion of the Reorganization, in excess of 99% of the Partnership Units will be held by the Trust and less than 1% of the Partnership Units will be held by MFC Amalco.

The Partnership Units will entitle the holder thereof to one vote for each whole Partnership Unit held at all meetings of holders of the Partnership Units and will have economic rights that are equivalent in all material respects.

Distributions

Newalta LP will adopt a policy to distribute an amount of its distributable cash required to provide Newalta Fund with its monthly distributions to Unitholders. Distributions will be made on the Partnership Units within 15 days of the end of each month and are intended to be received by the Trust prior to its related distribution to Newalta Fund. Distributions will be payable to the holders of Partnership Units of record on the last day of the period in respect of which the distribution is to be paid.

Distributable cash will represent, in respect of any given period, all of Newalta LP's EBITDA (as defined under "Definition of Non-GAAP Measures" below), after:

(a) satisfying its debt service obligations, if any, incurred in such period;

(b) retaining funds for maintenance and/or capital expenditures in such period; and

(c) deducting such other amounts or reserves as determined by the general partner for working capital, contingencies, investments or acquisitions.

Allocation of Net Income and Losses

The income or loss of Newalta LP for tax purposes for each fiscal year will be allocated to MFC Amalco and the Trust in proportion to their percentage interests in Newalta LP at the end of each fiscal year.

Fiscal Year

The fiscal year end of Newalta LP will be December 31.

Limited Liability

Newalta LP will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the Trust. MFC Amalco will indemnify and hold harmless the Trust against all costs, expenses, damages or liabilities suffered or incurred by the Trust if the limited liability of the Trust is lost, but only if the Trust's limited liability is lost directly as a result of the gross negligence or willful misconduct of MFC Amalco in performing its duties and obligations under the Partnership Agreement.

Amendments to the Partnership Agreement

The Partnership Agreement may only be amended in writing and only with the consent of the holders of at least 66 ⅔% of the outstanding Partnership Units provided that, the unanimous approval of all holders of Partnership Units shall be required for amendments that: (i) alter the ability of the limited partners to remove the general partner involuntarily; (ii) change the liability of any limited partner; (iii) change the right of a limited partner to vote at any meeting; (iv) amend the portions of the Partnership Agreement dealing with amendments to the Partnership Agreement; (v) change Newalta LP from a limited partnership to a general partnership; (vi) allow any limited partner to take an active part in the business of Newalta LP or to exercise control over, or manage the business of, the Partnership; or (vii) adversely affect the rights and obligations of any particular partner without similarly affecting the rights and obligations of all other partners.

MFC Amalco may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding Partnership Units. Each partner is entitled to one vote for each Partnership Unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

Description of MFC Newco/MFC Amalco

MFC Newco, and its successor by amalgamation MFC Amalco, will be a corporation existing under the laws of the Province of Alberta. Upon completion of the Reorganization, 100% of the securities of MFC Amalco will be held by Newalta Fund.

Functions and Powers of MFC Amalco as General Partner

After giving effect to the Reorganization, MFC Amalco will have exclusive authority to manage the business and affairs of Newalta LP, to make all decisions regarding the business of Newalta LP and to bind Newalta LP. MFC Amalco will be required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Newalta LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The authority and power vested in MFC Amalco to manage the business and affairs of Newalta LP will include all authority necessary or incidental to carry out the objects, purposes and business of Newalta LP, including without limitation, the ability to engage agents to assist MFC Amalco to carry out its management obligations or substantially administrative functions. MFC Amalco will not have the authority to dissolve Newalta LP or wind up Newalta LP's affairs except in accordance with the provisions of the Partnership Agreement.

Withdrawal or Removal of MFC Amalco as General Partner

MFC Amalco will not be permitted to resign on less than 180 days' written notice to the limited partners of Newalta LP or where such resignation would have the effect of dissolving Newalta LP.

The Partnership Agreement will provide that MFC Amalco may not be removed as general partner of Newalta LP unless: (i) MFC Amalco has committed a material breach of the Partnership Agreement, which breach has continued for 30 days after notice, and the limited partners of Newalta LP pass a special resolution authorizing the removal of MFC Amalco as the general partner of Newalta LP; or (ii) the shareholders or directors of MFC Amalco pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding-up of MFC Amalco, or MFC Amalco commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner with the same ownership and governance structure at the relevant time agrees to act as general partner under the Partnership Agreement.

Description of Share Capital of MFC Newco/MFC Amalco

The authorized capital of MFC Newco and MFC Amalco will consist of an unlimited number of common shares, an unlimited number of Class A Shares and an unlimited number of Class B Shares.

Each common share of MFC Newco and MFC Amalco will: (i) entitle the holder thereof to one vote on all matters to be voted on at all meetings of shareholders; (ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of MFC Newco or MFC Amalco, as applicable; and (iii) on the liquidation, dissolution or winding-up of MFC Newco and MFC Amalco, entitle the holder to share rateably in any remaining assets of MFC Newco or MFC Amalco, as applicable.

Each Class A Share of MFC Newco and MFC Amalco will: (i) be non-voting; (ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of MFC Newco or MFC Amalco, as applicable; (iii) be redeemable at the option of MFC Newco and MFC Amalco, as applicable, without notice to the holders thereof for a redemption price per share equal to the fair market value of any consideration paid to acquire such share on issuance (the "Class A Share Redemption Price"); (iv) be redeemable at the option of the holder thereof upon not less than three business days' prior written notice to MFC Newco or MFC Amalco, as applicable, for a redemption price per share equal to the Class A Share Redemption Price; and (v) on the liquidation, dissolution or winding-up of MFC Newco or MFC Amalco, as applicable, entitle the holder to share rateably in any remaining assets of MFC Newco or MFC Amalco with holders of the Class B Shares and in priority to the common shares.

Each Class B Share of MFC Newco and MFC Amalco will: (i) be non-voting; (ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of MFC Newco or MFC Amalco, as applicable; (iii) be redeemable at the option of MFC Newco and MFC Amalco, as applicable, without notice to the holders thereof for a redemption price per share equal to the fair market value of any consideration paid to acquire such share on issuance (the "Class B Share Redemption Price"); (iv) be redeemable at the option of the holder thereof upon not less than three business days' prior written notice to MFC Newco or MFC Amalco, as applicable, for a redemption price per share equal to the Class B Share Redemption Price; and (v) on the liquidation, dissolution or winding-up of MFC Newco or MFC Amalco, as applicable, entitle the holder to share rateably in any remaining assets of MFC Newco or MFC Amalco with holders of the Class A Shares and in priority to the common shares.

Definition of Non-GAAP Measure

References in this Information Circular to "EBITDA" are to consolidated revenue of Newalta Fund less operating and selling, general and administrative expenses.

EBITDA is not a recognized measure under Canadian generally accepted accounting principles ("GAAP") and is not intended to be representative of operations determined in accordance with GAAP or cash available for distribution. EBITDA is a metric used by many investors to assess the financial performance of a company and management believes the use of EBITDA enhances the comparability of historical results. Since Newalta Fund intends to distribute a substantial portion of its available cash on an ongoing basis, Newalta Fund believes that EBITDA is a useful measure in evaluating Newalta Fund's historical performance.

Unitholders should be cautioned, however, that EBITDA should not be construed as an alternative to net income or loss as determined in accordance with GAAP. As it is a non- GAAP measure, there is no standardized meaning prescribed by GAAP and therefore, may not be comparable to similar titled measures presented by other issuers.

Securities Laws

The distribution of Class A Shares and additional Trust Units to Unitholders pursuant to the Reorganization will be exempt from the registration and prospectus requirements of applicable Canadian securities legislation.

Certain Canadian Federal Income Tax Considerations

The following summary describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations of the Reorganization generally applicable to a Unitholder who, at all relevant times and for the purposes of the Tax Act, is resident in Canada, holds Trust Units as capital property and deals at arm's length, and is not affiliated, with Newalta Fund. Generally, Trust Units will be considered to be capital property to a Unitholder provided that the Unitholder does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders whose Trust Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Trust Units, and all other "Canadian securities" as defined in the Tax Act, deemed to constitute capital property. Unitholders who do not hold their Trust Units as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, or a "specified financial institution", as defined in the Tax Act, or that is a Unitholder an interest in which is a "tax shelter investment", as defined in the Tax Act. Such Unitholders should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and, based on publicly available published materials and advice from our external tax advisors, the current administrative and assessing practices of the CRA, all in effect as of the date of this Information Circular. This summary takes into account all specific proposals to amend the Tax Act and the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that such proposals will be enacted as proposed, although no assurance can be given that this will be the case. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in the law or administrative practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

As noted above under "The Reorganization", Newalta Fund has applied to the CRA for the Ruling, and it is anticipated that the Ruling will confirm that the consequences under the Tax Act of the Reorganization will be as described in this summary. However, no assurances can be given that the CRA will provide the Ruling in the form requested or at all. If the Ruling is not obtained in the form satisfactory to Newalta Fund, Newalta Fund will not undertake the Reorganization regardless of whether or not the Reorganization is approved by Unitholders at the Meeting.

The Reorganization may result in a nominal amount of Canadian withholding tax for Unitholders who are not resident in Canada for the purposes of the Tax Act. In the event that there is any Canadian non-resident withholding tax, Newalta Fund will pay such tax on behalf of non-residents. Except for the foregoing, there should not be any other Canadian federal income tax consequences for non-resident Unitholders who participate in the Reorganization. **Non-resident Unitholders should seek their own tax advice in respect of the foreign income tax consequences of the Reorganization having regard to their particular circumstances.**

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations applicable to Unitholders. This summary is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Unitholder, and no representation with respect to the tax consequences to any particular Unitholder are made. Unitholders should consult their own tax advisors to determine the tax consequences to them of the Reorganization having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Tax Considerations Applicable to the Reorganization

<u>Newalta Fund and its Subsidiaries</u>

None of Newalta Fund, the Trust, Newalta Corporation, Newalta LP and MFC Amalco (including its predecessors by amalgamation) will be required to include in its income any amount as a result of the Reorganization.

Participation of Unitholders in the Reorganization

Unitholders will not be required to include in computing income for the year the nominal value of the Class A Shares of MFC Newco received from Newalta Fund as a return of capital. A Unitholder will be required to reduce the adjusted cost base of its Trust Units by the amount of the return of capital. To the extent that the adjusted cost base of a Trust Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Unitholder and the adjusted cost base of the Trust Unit to the Unitholder will then be nil. The cost to a Unitholder of a Class A Share of MFC Newco distributed to such holder will be equal to the fair market value of such Class A Share at the time of the distribution.

A Unitholder holding Class A Shares of MFC Newco will not realize a capital gain or a capital loss on the amalgamation of MFC Newco and Newalta Corporation. The cost to a Unitholder of the Class A Shares of MFC Amalco deemed to be received as a consequence of the amalgamation will be equal to the adjusted cost base of the Class A Shares of MFC Newco to that Unitholder immediately before the amalgamation.

A Unitholder holding Class A Shares of MFC Amalco will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of the receipt of Trust Units of Newalta Fund on the redemption of the Class A Shares. The cost to a Unitholder of Trust Units received by such holder on the redemption will be equal to the cost amount of the redeemed Class A Shares to the holder immediately prior to the redemption. The cost of these Trust Units will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property immediately before the acquisition in order to determine the adjusted cost base of each Trust Unit.

The consolidation of Trust Units occurring as part of the Reorganization will not be considered to result in a disposition of Trust Units by Unitholders. The aggregate adjusted cost base of Trust Units owned by a Unitholder after the Reorganization will be equal to the aggregate adjusted cost base of the Trust Units owned by the Unitholder immediately prior to the Reorganization.

Eligibility for Investment

The Class A Shares of MFC Amalco will be qualified investments for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans and registered education savings plans (collectively, "Deferred Income Plans").

Tax Considerations Following the Reorganization

Status of Newalta Fund

Mutual Fund Trust

This summary is based on the assumption that Newalta Fund qualifies, and will continue to qualify, as a "mutual fund trust" as defined in the Tax Act. If Newalta Fund were not to qualify as a mutual fund trust, the income tax considerations described in this summary (including the summary of the tax considerations applicable to the Reorganization) would, in some respects, be materially different.

Qualified Investment

Provided Newalta Fund is a mutual fund trust within the meaning of the Tax Act, the Trust Units will be qualified investments for Deferred Income Plans. If Newalta Fund ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Deferred Income Plans. Property received by a Unitholder as a consequence of an in specie redemption of Trust Units, including Trust Notes, may not constitute a qualified investment for Deferred Income Plans, and this could give rise to adverse consequences to such plans or the annuitants under such plans. Accordingly, Deferred Income Plans that own Trust Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Trust Units.

Taxation of Newalta Fund

The taxation year-end of Newalta Fund is December 31 of each year. In each taxation year, Newalta Fund is subject to tax under Part I of the Tax Act on its income for tax purposes for the year, including net realized taxable capital gains, computed in accordance with the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by Newalta Fund or if the Unitholder is entitled in that year to enforce payment of the amount.

Income Inclusion

Newalta Fund will include in its income for each taxation year such amount of the Trust's income for tax purposes, including net taxable capital gains, as is paid or becomes payable by the Trust to Newalta Fund in the year in respect of the Sub-Trust Units and all interest on any indebtedness held by Newalta Fund that accrues to Newalta Fund to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Newalta Fund will not be subject to tax on any amount received as a payment of principal in respect of any indebtedness held by Newalta Fund or any amount received as a return of capital from the Trust (provided that the capital returned, if any, does not exceed the adjusted cost base of the Sub-Trust Units held by Newalta Fund).

A distribution by Newalta Fund of its property upon a redemption of Trust Units will be treated as a disposition by Newalta Fund of the property so distributed for proceeds of disposition equal to the fair market value thereof. Newalta Fund's proceeds of disposition of Trust Notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in Newalta Fund's income in the year of disposition to the extent that it was not included in Newalta Fund's income in a previous year. Newalta Fund will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition. Newalta Fund currently intends to treat as payable to and designate to a redeeming Unitholder any capital gain realized by Newalta Fund as a result of the distribution of such property to the Unitholder.

Income Deduction

In computing its income for purposes of the Tax Act, Newalta Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. Newalta Fund may also deduct from its income for the year a portion of the expenses incurred by it in connection with the issuance of Trust Units. The portion of such issue expenses deductible by Newalta Fund in a taxation year is 20% of such issue expenses, prorated where Newalta Fund's taxation year is less than 365 days.

Newalta Fund intends to make distributions in each year that are not less than its income for purposes of the Tax Act, including net realized taxable capital gains, so that Newalta Fund will generally not be liable in such year for income tax under Part I of the Tax Act. Income of Newalta Fund that is used to fund redemptions of Trust Units for cash or is otherwise unavailable for distribution in cash will be paid to Unitholders in the form of additional Trust Units. Income of Newalta Fund payable to Unitholders, whether in cash, additional Trust Units or otherwise, will generally be deductible by Newalta Fund in computing its income. Losses incurred by Newalta Fund cannot be allocated to Unitholders, but may be deducted by Newalta Fund in future years in accordance with the Tax Act.

In the event Newalta Fund is otherwise liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for such taxation year to reduce (or receive a refund in respect of) its liability for such tax by an amount determined under the Tax Act based on the redemption of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset Newalta Fund's tax liability for such taxation year arising as a result of the distribution of Newalta Fund's property in connection with the redemption of Trust Units. Thus, the Deed of Trust provides and will provide that any capital gains realized by Newalta Fund as a result of such redemption may be allocated to the Unitholders redeeming their Trust Units. The taxable portion of such capital gains must be included in the income of the redeeming Unitholder.

Taxation of the Trust

The Trust will be taxable on its income determined under the Tax Act for each taxation year (which will be the calendar year), which will include its allocated share of the income of Newalta LP for its fiscal period ending on or before the year-end of the Trust, except to the extent such income is paid or payable in such year to Newalta Fund and is deducted by the Trust in computing its income. The Trust will generally be entitled to deduct its expenses incurred to earn such income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the Trust Deed of Trust, all of the income of the Trust for each year, together with the taxable and non-taxable portion of any capital gains realized by the Trust in the year, will generally be payable in the year to Newalta Fund and will generally be deductible by the

Trust in computing its income. As a result, the Trust does not expect to be liable for any material amount of tax under Part I of the Tax Act.

Taxation of Newalta LP

Newalta LP will not be subject to tax under the Tax Act. Each partner of Newalta LP, including the Trust, will be required to include in computing the partner's income for a particular taxation year, the partner's share of the income or loss of Newalta LP, as the case may be, for its fiscal year ending in, or coincidentally with, the partner's taxation year, whether or not any of that income is distributed to the partner in the taxation year. For this purpose, the income or loss of Newalta LP will be computed for each fiscal year as if Newalta LP was a separate person resident in Canada. In computing the income or loss of Newalta LP, deductions may be claimed in respect of its administrative and other expenses incurred to earn income from its business or investments. The income or loss of Newalta LP for a fiscal year will be allocated to the partners of Newalta LP, including the Trust, on the basis of their respective share of that income or loss in accordance with the Partnership Agreement, subject to the detailed rules in the Tax Act in that regard.

Taxation of Unitholders

Fund Distributions

A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of Newalta Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether the amount is received in cash, additional Trust Units or otherwise.

The non-taxable portion of any net realized capital gains of Newalta Fund that is paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of Newalta Fund that is paid or payable to a Unitholder in that year (other than as proceeds in respect of the redemption of Trust Units) will not generally be included in the Unitholder's income for the year, but will reduce the adjusted cost base of the Trust Units by that amount. To the extent the adjusted cost base of a Trust Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Unitholder from the disposition of the Trust Unit and will be added to the adjusted cost base of the Trust Unit so that the adjusted cost base will be nil. The taxation of capital gains is described below.

The cost to a Unitholder of Trust Units received in lieu of a cash distribution of income will be equal to the amount payable by Newalta Fund that is satisfied by the issuance of such Trust Units to the Unitholder.

Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable gains as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act.

Disposition of Trust Units

On a disposition or deemed disposition of a Trust Unit, the Unitholder will realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Trust Unit to the Unitholder and any reasonable costs of disposition. Proceeds of disposition will not include an amount that is otherwise required to be included in the Unitholder's income. The taxation of capital gains and capital losses is described below.

For the purpose of determining the adjusted cost base to a Unitholder of Trust Units, when a Trust Unit is acquired, the cost of the newly acquired Trust Unit will be averaged with the adjusted cost base of all of the Trust Units owned by the Unitholder as capital property immediately before that time.

Where Trust Units are subject to an *in specie* redemption and Trust Notes held by Newalta Fund are distributed to the Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the property so distributed less (i) any capital gain realized by Newalta Fund as a result of the redemption of such Trust Units which is being made payable by Newalta Fund to the redeeming Unitholder and (ii) any accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of Trust Notes on a redemption of Trust Units is made payable and designated by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. Where the redemption is satisfied by the delivery of Trust Notes, interest on the Trust Notes that is accrued but unpaid at the time of the redemption will be treated as an amount of income paid to the Unitholder to the extent such interest was not payable to Unitholders in prior taxation years and therefore will be included in the

Unitholder's income in the year the Trust Unit is redeemed.

The cost of any Trust Notes distributed by Newalta Fund to a Unitholder upon a redemption of Trust Units will be equal to the fair market value of the Trust Notes at the time of the distribution less any accrued interest thereon. The Unitholder will thereafter be required to include in income interest on the Trust Notes, if any, in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income interest accrued on the Trust Notes to the date of acquisition, an offsetting deduction may be available. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gain designated by Newalta Fund in respect of a Unitholder will be included in the Unitholder's income as a taxable capital gain. One-half of any capital loss realized by a Unitholder may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. A Unitholder that is a Canadian-controlled private corporation as defined in the Tax Act may be liable for a 6⅔% refundable tax on investment income, including taxable capital gains.

Alternative Minimum Tax

In general terms, net income of Newalta Fund paid or payable to a Unitholder that is an individual or a trust that is designated as taxable dividends or capital gains, and capital gains realized on the disposition of Trust Units, may increase the Unitholder's liability for alternative minimum tax.

Amendments to the Deed of Trust

The Board of Trustees propose to make such amendments to the Deed of Trust as may be necessary or desirable to give effect to the Reorganization, subject to Unitholder approval of the special resolution in respect thereof. These amendments will provide for, among other things:

- the creation and issuance of the Special Units;
- the automatic consolidation of the outstanding Trust Units (including additional Trust Units distributed to Unitholders pursuant to the Reorganization) such that the total number of Trust Units outstanding upon completion of the Reorganization will be equal to the total number of Trust Units outstanding immediately prior to the Reorganization;
- the issuance of fractions of Trust Units, if any, pursuant to the Reorganization;
- a redemption right that will, in certain circumstances, allow Unitholders to receive Trust Notes pursuant to a redemption of Trust Units as described more fully under the heading "Redemption Right" below;
- the replacement of references to Newalta Corporation and related provisions with references to the Trust and Newalta LP, as the case may be, and related provisions;
- the replacement of references to the common shares and the notes of Newalta Corporation and related provisions with references to the Sub-Trust Units and the Trust Notes, respectively, and related provisions;
- the replacement of references to the note indenture of Newalta Corporation and related provisions with the references to the Note Indenture and related provisions; and
- the creation of special voting rights ("Special Voting Rights").

The following is a summary of the material attributes and characteristics of the Trust Units and Special Units (collectively, the "Newalta Fund Units") and certain provisions of the Deed of Trust, as it will be amended to give effect to the Reorganization (as amended, the "Amended Deed of Trust"). This summary is qualified in its entirety by reference to the provisions of the Amended Deed of Trust, which will contain a complete statement of such provisions.

Newalta Fund Units

The beneficial interests in Newalta Fund will be divided among two classes of trust units: Trust Units and Special Units. Newalta Fund Units will be entitled to the rights and subject to the limitations, restrictions and conditions set out in the Amended Deed of Trust as summarized herein.

Trust Units

An unlimited number of Trust Units will be issuable pursuant to the Amended Deed of Trust. Each Trust Unit will be transferable and represent an equal undivided beneficial interest in any distributions of Newalta Fund, whether of net income, net realized capital gains or other amounts, and in the net assets of Newalta Fund in the event of termination or winding-up of Newalta Fund, subject to the preferential rights of Special Units described below. The Trust Units will entitle the holder thereof to one vote for each whole Trust Unit held at all meetings of Unitholders. Except as set out under "Redemption Right", the Trust Units will have no conversion, retraction, redemption or pre-emptive rights. The Amended Deed of Trust will provide that fractional Trust Units will be able to be issued in connection the Reorganization.

Special Units

A total of 100 Special Units will be issuable pursuant to the Amended Deed of Trust, all of which will be issued and cancelled in connection with the Reorganization. The Special Units will entitle the holder thereof to one vote for each whole Special Unit held at all meetings of Unitholders. Holders of Special Units, in priority to the Trust Units, will also be entitled to receive, as and when declared by the Board of Trustees a preferential distribution from Newalta Fund equal to the distributable cash of Newalta Fund in respect of any period multiplied by a fraction, the numerator of which shall be all cash distributions on the Sub-Trust Units issued to Newalta Fund in connection with the Reorganization and the denominator of which shall be all cash distributions, payments or repayments received by Newalta Fund from all sources (including the Trust) during the relevant period, with each Special Unit receiving its *pro rata* share of any such distribution. No distributions will at any time be declared and paid on or set apart for payment on the Trust Units in any month unless and until the full amount of any distributions payable in that month on the Special Units have been paid or funds have been set aside for the payment thereof. Newalta Fund will be entitled to redeem all or any portion of the outstanding Special Units in an amount per Special Unit (the "Special Unit Redemption Amount") equal to the quotient (rounded to five decimals) obtained when the aggregate fair market value of the Partnership Units issued to MFC Amalco in exchange for the properties transferred by MFC Amalco to the Partnership is divided by 100. Holders of Special Units will be entitled to require Newalta Fund to redeem their Special Units in an amount per Special Unit equal to the Special Unit Redemption Amount. Upon receipt of a redemption notice by a holder of Special Units or Newalta Fund, as the case may be, all rights to and under the Special Units to be redeemed will be terminated. Payment for any Special Units redeemed will be made in cash by cheque payable at par at any branch of Newalta Fund's bankers for the time being in Canada or, with the written agreement of the holder of the Special Units, in any other manner, including by issuance of securities, delivery of a promissory note or delivery of property other than money. In the event of the liquidation, dissolution or winding up of Newalta Fund, the holders of the Special Units will be entitled to receive from the assets of Newalta Fund a sum equivalent to the Special Unit Redemption Amount for each Special Unit held before any amount is paid or any property or assets of Newalta Fund is distributed to holders of Trust Units. The Special Units will not be entitled to share in any further distribution of the assets of Newalta Fund.

Issuance of Newalta Fund Units

Newalta Fund Units or rights to acquire Newalta Fund Units will be able to be issued at any time, to the persons, for the consideration and on such terms and conditions as the Board of Trustees may determine. At the option of the Board of Trustees, Trust Units will also be able to be issued in satisfaction of any distribution of Newalta Fund to Unitholders on a *pro rata* basis to the extent that Newalta Fund does not have available cash to fund such distributions. The Amended Deed of Trust will provide that, unless the Board of Trustees determine otherwise, immediately after any distribution of Trust Units to all Unitholders in satisfaction of all or any part of any such distribution, including in connection with the Reorganization, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution, except where tax is required to be withheld in respect of the Unitholder's share of the distribution. In the case of such a consolidation, each certificate (if any) representing a number of Trust Units prior to the distribution will be deemed to represent the same number of Trust Units after the distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax and the consolidation will not result in such non-resident Unitholders holding the same number of Trust Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Trust Units in exchange for a certificate representing their post-consolidation Trust Units.

Distribution Policy

Following the cancellation of the Special Units, distributions to Unitholders will be derived from distributions received by Newalta Fund on the Sub-Trust Units and interest payments and principal repayments received by Newalta Fund on the Trust Notes, if any, less (i) administrative expenses and other obligations of Newalta Fund, (ii) amounts which may be paid by Newalta Fund in connection with any cash redemptions of Trust Units, (iii) any other interest expense incurred by Newalta Fund between distributions, (iv) any amount that the Board of Trustees may consider appropriate to retain for a reserve to stabilize distributions and (v) any amount that the Board of Trustees may reasonably consider to be necessary to provide for the payment of any costs that have been or are reasonably expected to be incurred by Newalta Fund.

Monthly distributions are to be paid to Unitholders of record on dates to be specified and are to be paid on or about the 15th day of the following month.

Newalta Fund may make additional distributions in excess of the monthly distributions during the year, as it sees fit, in its sole discretion. Any amounts of net income and net realized capital gains of Newalta Fund for a taxation year not otherwise distributed during such year will be payable on December 31 of such year.

Any income of Newalta Fund that is applied to cash redemptions of Trust Units or is otherwise unavailable for cash distribution will, to the extent necessary to ensure that Newalta Fund does not have an income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Trust Units. Such additional Trust Units are expected to be issued pursuant to applicable exemptions under applicable securities laws.

Redemption Right

The Amended Deed of Trust will provide that Trust Units are redeemable at any time on demand by the holders thereof. Upon receipt of a redemption notice by Newalta Fund, all rights to and under the Trust Units tendered for redemption will be surrendered and the holder thereof will be entitled to receive a price per Trust Unit (the "Redemption Price") equal to the lesser of: (i) 95% of the "market price" on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately following the date on which the Trust Units were surrendered for redemption (the "Redemption Date"); and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the Redemption Date.

For the purposes of this calculation, "market price" will be the amount equal to the weighted average of the trading prices of the Trust Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period, and provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, the "market price" will be the average of the following prices established for each of the trading days during the specified trading period: (i) the average of the last bid and last asking prices of the Trust Units for each day on which there was no trading and (ii) the weighted average trading prices of the Trust Units for each day that there was trading. The "closing market price" will be an amount equal to: (i) the closing price of the Trust Units on the applicable market or exchange if there was a trade on the specified date and the applicable exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of the Trust Units on the applicable market or exchange if there was trading on the specified date and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or (iii) the average of the last bid and last asking prices of the Trust Units if there was no trading on the specified date.

The aggregate Redemption Price payable by Newalta Fund in respect of any Trust Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment no later than the last day of the month following the month in which the Trust Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month will not exceed $75,000, provided that the Board of Trustees may, in their sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month; (ii) at the time such Trust Units are tendered for redemption, the outstanding Trust Units shall be listed for trading on the TSX or on any other stock exchange which the Board of Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; and (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the Redemption Date or for more than five trading days during the 10 trading day period commencing immediately after the Redemption Date.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Trust Units tendered for redemption will, subject to any applicable regulatory approvals, be redeemed in part by cash and in part by way of a distribution *in specie*. In such circumstances, Sub-Trust Units with a value equal to the Redemption Price will be redeemed by the Trust in consideration of the issuance to Newalta Fund of Trust Notes. The Trust Notes will then be distributed in satisfaction of the Redemption Price. No Trust Notes in integral multiples of other than $100 will be distributed and, where the number of securities of the Trust to be received by a Unitholder includes a fraction or a multiple less than $100, such number will be rounded to the next lowest whole number or integral multiple of $100. Newalta Fund will be entitled to all interest paid or accrued on the Trust Notes up to, and the distributions paid on the Sub-Trust Units on or before, the date of the distribution *in specie*. Where Newalta Fund makes a distribution *in specie* of a *pro rata* number of securities of the Trust on the redemption of Trust Units of a Unitholder, Newalta Fund currently intends to designate to that Unitholder any capital gain realized by Newalta Fund as a result of the redemption of Sub-Trust Units in exchange for Trust Notes to the Unitholder on the redemption of such Trust Units. See "Certain Canadian Federal Income Tax Considerations".

It is anticipated that the redemption right described above will not be the primary mechanism for Unitholders to dispose of their Trust Units. Trust Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange, no market is expected to develop in Trust Notes and they may be subject to resale restrictions under applicable securities laws. Trust Notes so distributed may not be qualified investments for trusts governed by Deferred Income Plans, depending upon the circumstances at the time.

Activities of Newalta Fund

The Amended Deed of Trust will provide that Newalta Fund is restricted to:

- investing, directly or indirectly, in any of the securities issued by the Trust, including securities of subsidiaries and affiliates of the Trust;
- investing in any other securities and in any other investments as the Board of Trustees may determine and borrowing funds for that purpose; provided that such investments do not at the time of investment prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act;
- temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Board of Trustees for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;
- issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Board of Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders as contemplated by the Amended Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;
- issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;
- repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;
- performing all acts necessary, incidental, ancillary or related to any of the foregoing subparagraphs; and
- undertaking such other activities, or taking such actions as shall be approved by the Board of Trustees from time to time.

Exercise of Certain Voting Rights Attached to Securities of the Trust or Newalta LP

The Amended Deed of Trust will provide that Newalta Fund may not vote its Sub-Trust Units and Trust Notes that it holds to authorize any transaction that is adverse to Newalta Fund, including, among other things:

- any sale, lease or other disposition of all or substantially all of the assets of the Trust or Newalta LP except in conjunction with an internal reorganization or a permitted charge, pledge or lien;
- any arrangement, merger or capital reorganization involving the Trust or Newalta LP, except in conjunction with an internal reorganization;
- any material amendment to the indenture governing the Note Indenture;
- the winding-up or dissolution of the Trust or Newalta LP prior to the end of the term of Newalta Fund, except in conjunction with an internal reorganization; or
- any material amendment to the constating documents of the Trust or Newalta LP in a manner which may be prejudicial to Newalta Fund,

in each case without the authorization of the Unitholders by special resolution of Newalta Fund.

Special Voting Rights

The Amended Deed of Trust will permit Special Voting Rights to be issued by Newalta Fund entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Trustees. Except for the right to vote at meetings of the Unitholders, the Special Voting Rights will not confer any other rights and the holders of the Special Voting Rights will not be entitled to any distributions of any nature from Newalta Fund or have any beneficial interest in any assets of Newalta Fund on termination of the Trust. There may be circumstances when an acquisition of a business by Newalta Fund may be paid, in whole or in part, by the issuance of exchangeable securities of a subsidiary entity of Newalta Fund to the vendor of the business in order to provide a tax deferred roll-over to the vendor. Exchangeable securities are exchangeable for trust units of an income fund and are typically accompanied by voting rights at the income fund level commensurate with the exchangeable securities' notional economic interest in the income fund. Special Voting Rights would be issued by Newalta Fund in connection with any issuance of exchangeable securities of any subsidiary entity of Newalta Fund.

Documents Incorporated by Reference

The following documents of Newalta Fund, filed with securities commissions or similar regulatory authorities in each of the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec, are specifically incorporated by reference into, and form and integral part of, this Information Circular:

(a) Annual Information Form of Newalta Fund for the financial year ended December 31, 2005 dated March 24, 2006;

(b) Audited comparative consolidated financial statements of Newalta Fund for the year ended December 31, 2005, together with the notes thereto and the auditors' report thereon;

(c) Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2005;

(d) Material change report of Newalta Fund dated February 23, 2006 with respect to the public offering of 7,000,000 Trust Units; and

(e) Business acquisition report of Newalta Fund dated February 15, 2006 with respect to the acquisition of the outstanding shares of PSC Industrial Services Canada Inc.

Any documents of the types referred to above (excluding confidential material change reports) and the most recent interim financial statements and related management's discussion and analysis filed by Newalta Fund with securities regulatory authorities in any jurisdiction of Canada after the date of this Information Circular and prior to the completion of the Reorganization will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the

extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not deemed to be an admission, for any purposes, that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Information Circular.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation

Under applicable securities legislation, Newalta Fund is required to disclose certain financial and other information relating to the compensation of certain of its executive officers. Newalta Fund, however, does not carry on an active business; its primary business is to hold the securities of Newalta Corporation. The executive officers of Newalta Fund and Newalta Corporation are the same individuals. Newalta Fund does not pay compensation to its executive officers for acting in such capacities; however, the executive officers of Newalta Corporation are compensated for acting in such capacities, which involves the management of the business of Newalta Corporation.

The following table sets forth the compensation for the Chief Executive Officer and Chief Financial Officer of Newalta Corporation in 2005, and for the three other highest paid executive officers serving at December 31, 2005 whose total salary and bonus earned in 2005 exceeded $150,000. Compensation is shown, where applicable, for services rendered during the financial years ended December 31, 2005, 2004 and 2003. The five executive officers are referred to collectively as the "Named Executive Officers".

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation(1) ($)**	**Securities Under Rights Granted (#)**	**All Other Compensation(2) ($)**
Alan P. Cadotte	2005	367,300	462,000	--	60,000	31,195
President and	2004	323,500	423,350	--	60,000	27,691
Chief Executive Officer	2003	281,000	344,400	--	312,500	24,122
Ronald L. Sifton	2005	232,500	240,000	--	20,000	19,687
Senior Vice President,	2004	206,500	220,500	--	20,000	17,607
Finance and	2003	185,000	150,400	--	157,500	15,798
Chief Financial Officer						
J. Craig Wilkie	2005	188,500	156,000	--	15,000	16,167
Vice President,	2004	176,250	142,700	--	15,000	15,187
Central	2003	168,000	136,400	--	141,500	4,395
Alan P. Swanson	2005	188,500	156,000	--	15,000	16,167
Vice President,	2004	175,500	142,700	--	15,000	15,127
Industrial	2003	165,500	135,200	--	136,000	14,223
Peter A. Dugandzic	2005	188,500	156,000	--	20,000	16,167
Vice President,	2004	175,500	142,700	--	20,000	15,127
Oilfield	2003	163,500	135,200	--	125,000	14,057

Notes:

(1) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto will be identified.

(2) The amount disclosed represents premiums paid for term life insurance, together with the amounts contributed by Newalta Corporation under the Employee Savings Plan. See "Compensation of Executive Officers and Directors – Employee Savings Plan".

Other than Trust Unit Rights, neither Newalta Fund nor Newalta Corporation has any other long-term incentive, benefit or actuarial plans in place. Neither Newalta Fund nor Newalta Corporation currently has a stock appreciation rights plan.

Rights to Purchase Trust Units

Trust Unit Right Grants during 2005

In 2005, 475,000 Trust Unit Rights were granted to directors, officers, employees and consultants of Newalta Corporation (representing approximately 1.6% of the outstanding Trust Units on December 31, 2005). The following table sets forth information concerning Trust Unit Rights granted to the Named Executive Officers during the financial year ended December 31, 2005.

Name	Securities Under Rights Granted (#)	% of Total Rights Granted in 2004	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Rights on the Date of Grant ($/Security)	Expiration Date(2)
Alan P. Cadotte	60,000	12.6	23.14	23.14	May 17, 2012
Ronald L. Sifton	20,000	4.2	23.14	23.14	May 17, 2012
J. Craig Wilkie	15,000	3.2	23.14	23.14	May 17, 2012
Alan P. Swanson	15,000	3.2	23.14	23.14	May 17, 2012
Peter A. Dugandzic	20,000	4.2	23.14	23.14	May 17, 2012

Notes:

(1) In the event that the aggregate amount of cash distributions of Newalta Fund paid to holders of Trust Units in a calendar year is greater than 10% of the exercise price, then the exercise price of each such Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such right, be reduced by an amount equal to the amount by which the aggregate cash distributions for each calendar year preceding the date of exercise of such right, calculated on a per Trust Unit basis, exceeds 10% of the exercise price per right. No Named Executive Officer has elected to receive this downward adjustment in the exercise price of a Trust Unit Right.

(2) Unless otherwise determined by the Board of Trustees, Trust Unit Rights granted under the Trust Unit Rights Incentive Plan are for a term of seven years and may be exercised on a cumulative basis, vesting as to 20% per year commencing on the first anniversary date of the date of grant. See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plan".

Aggregated Trust Unit Right Exercises During 2005 and December 31, 2005 Trust Unit Right Values

The following table sets forth information concerning Trust Unit Rights exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the numbers and accrued values of unexercised Trust Unit Rights as at December 31, 2005.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Rights at December 31, 2005 (#)		Value of Unexercised in-the-Money Rights at December 31, 2005[(2)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	62,500	928,050	12,000	295,500	134,760	4,635,540
Ronald L. Sifton	Nil	Nil	41,500	130,500	793,060	2,183,100
J. Craig Wilkie	36,300	510,060	Nil	111,900	Nil	1,916,472
Alan P. Swanson	32,200	430,782	3,000	108,600	33,690	1,850,868
Peter A. Dugandzic	25,000	335,550	4,000	111,000	44,920	1,796,100

Notes:

(1) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the Trust Unit Rights.

(2) The value of the unexercised in-the-money rights has been determined by subtracting the exercise price of the Trust Unit Rights from the closing price of the Trust Units on December 31, 2005 of $29.18, as reported by the Toronto Stock Exchange, and multiplying by the number of Trust Units that may be acquired upon the exercise of the Trust Unit Rights.

(3) Pursuant to the terms of the Plan of Arrangement, on March 1, 2003, each option to acquire a common share in the capital of Newalta Corporation outstanding and not exercised prior to March 1, 2003 having an exercise price per share below $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Plan of Arrangement), was cancelled in exchange for a right to purchase Trust Units (the "Exchange Right"), at a price of $0.01 per unit, equal to (i) the difference between $4.65 and the exercise price of such option, multiplied by the number of common shares to which such option relates divided by (ii) $9.30. Each Exchange Right was exercisable at any time during the period from the date on which the option to which the Trust Unit relates would have vested had it not been cancelled pursuant to the Plan of Arrangement and ending on the date the option would have expired had it not been cancelled pursuant to the Plan of Arrangement. Effective May 1, 2005, the Board of Trustees approved the accelerated vesting of 11,486 Exchange Rights (representing all of the then outstanding Exchange Rights). At the date of accelerated vesting, the outstanding Exchange Rights represented approximately 3.7% of the original number of Exchange Rights that were issued on March 1, 2003 and approximately 0.04% of the then outstanding Trust Units. Of the 11,486 Exchange Rights that were accelerated, 7,214 were held by trustees and executive officers. Securityholder approval was not obtained for the accelerated vesting since the original vesting provisions of the Exchange Rights were derived from those attaching to the options of Newalta Corporation. The terms of the stock option plan under which such options were originally issued contemplated amendments or revisions to the plan by the board of directors of Newalta Corporation (the "Board of Directors"). All outstanding Exchange Rights were exercised by the holders thereof in May 2005. The following table sets forth information concerning Exchange Rights exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the numbers and accrued values of unexercised Exchange Rights as at December 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(a)] ($)	Unexercised Exchange Rights at December 31, 2005 (#)		Value of Unexercised in-the-Money Exchange Rights at December 31, 2005 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Alan P. Cadotte	8,775	254,706	Nil	Nil	Nil	Nil
Ronald L. Sifton	4,129	121,060	Nil	Nil	Nil	Nil
J. Craig Wilkie	3,372	102,597	Nil	Nil	Nil	Nil
Alan P. Swanson	2,994	93,377	Nil	Nil	Nil	Nil
Peter A. Dugandzic	1,893	66,524	Nil	Nil	Nil	Nil

Note:

(a) The aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the Trust Units on the date of exercise and the exercise price of the Exchange Rights.

Trust Unit Ownership Requirements/Guidelines for Executive Officers

The Board of Directors has established Trust Unit ownership requirements for the Chief Executive Officer and the Chief Financial Officer and Trust Unit ownership guidelines for the other executive officers of Newalta Corporation. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least three times base salary for the Chief Executive Officer and one and one-half times base salary for the Chief Financial Officer and other Vice Presidents. The requirement and guideline becomes applicable on the later of March 17, 2009 and five years after first being appointed as a senior officer of Newalta Corporation. The Chief Executive Officer and Chief Financial Officer are in compliance with the unit ownership requirements. All of the other executive officers are in compliance with the unit ownership guidelines, other than two recently appointed officers who have until July 2009 and March 2010, respectively, to be in compliance with the guidelines.

Trust Unit Rights Incentive Plan

Newalta Fund has established a Trust Unit Rights Incentive Plan. The purpose of the Trust Unit Rights Incentive Plan is:

- to develop the interest of the directors, officers, employees and consultants of Newalta Corporation in the growth and development of Newalta Corporation by providing such persons with the opportunity to acquire a proprietary interest in Newalta Fund;
- to provide a compensation mechanism for persons who provide a service to Newalta Corporation on an ongoing basis, or who have provided, or are expected to provide, a service of value to Newalta Corporation; and
- to align the interests of the directors, officers, employees and consultants of Newalta Corporation with those of Unitholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Unitholders and long-term growth.

Trust Unit Rights may be granted to the trustees, directors, officers, employees and consultants of Newalta Fund, Newalta Corporation or any affiliate (as that term is described in the *Securities Act* (Alberta)) of Newalta Fund. The Board of Trustees may designate which of the trustees, directors, officers, employees and consultants are to be granted Trust Unit Rights.

The Trust Unit Rights Incentive Plan was approved by securityholders of Newalta Corporation on February 24, 2003 and a total of 2,181,032 Trust Units were reserved for issuance thereunder.

As of March 24, 2006, a total of 600,600 Trust Units have been issued pursuant to the Trust Unit Rights Incentive Plan (representing approximately 1.7% of the outstanding Trust Units) and 1,580,432 Trust Units remain issuable thereunder (representing approximately 4.4% of the outstanding Trust Units). As of March 24, 2006, 1,571,400 Trust Unit Rights were outstanding (representing approximately 4.4% of the outstanding Trust Units) pursuant to the Trust Unit Rights Incentive Plan. Subject to the approval of the Toronto Stock Exchange, the number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan shall not exceed 10% of the total number of Trust Units outstanding, calculated on a non-diluted basis. Pursuant to the Trust Unit Rights Incentive Plan, the number of Trust Units reserved for issuance pursuant to Trust Unit Rights granted to insiders (as such term is used under the policies of the TSX) shall not exceed 10% of the number of Trust Units then outstanding and the aggregate number of Trust Units reserved for issuance pursuant to Trust Unit Rights granted to insiders, within a one year period, shall not exceed 10% of the number of Trust Units outstanding immediately prior to such issuance, excluding Trust Units issued upon the exercise of Trust Unit Rights during the preceding one-year period. Newalta Fund also may not issue to any one insider and such insider's associates, within a one year period, a number of Trust Units which would exceed 5% of the number of Trust Units outstanding immediately prior to such issuance, excluding Trust Units issued upon the exercise of Trust Unit Rights during the preceding one year period. The aggregate number of Trust Units reserved for issuance to any one person under the Trust Unit Rights Incentive Plan, or any other unit compensation arrangement of Newalta Fund, shall not at any time exceed 5% of the total number of Trust Units then outstanding, calculated on a non-diluted basis. In addition, the aggregate number of Trust Units reserved for issuance under the Trust Unit Rights Incentive Plan to the non-employee directors (as a group), shall not exceed 1% of the total number of Trust Units outstanding immediately prior to such issuance.

Subject to adjustments set out in the Trust Unit Rights Incentive Plan, no rights to acquire Trust Units shall be granted with an exercise price that is a discount to the closing market price of the Trust Units on the trading day immediately preceding the date on which such rights are granted. Subject to the foregoing and to regulatory requirements, the price payable upon the exercise of any right granted pursuant to the Trust Unit Rights Incentive Plan is fixed by the Board of Trustees at the time of grant.

Currently, unless otherwise determined by the Board of Trustees and subject to a maximum term of ten years, rights granted under the Trust Unit Rights Incentive Plan may be exercised for a term of seven years from the date such rights were granted. Unless otherwise determined by the Board of Trustees, rights to acquire Trust Units may be exercised on a cumulative basis, vesting as to 20% per year commencing on the first anniversary date of the date of grant.

In the event a holder of Trust Unit Rights who is a trustee, director, officer, employee or consultant of Newalta Fund, Newalta Corporation or an affiliate of Newalta Fund ceases to hold such position by reason of death or long-term disability, all outstanding unvested Trust Unit Rights will immediately terminate other than those Trust Unit Rights that would vest within one year of such termination date (which rights shall immediately vest). In the event of an occurrence other than death or long-term disability, all outstanding unvested Trust Unit Rights will, unless otherwise provided, immediately terminate, and any outstanding vested Trust Unit Rights must be exercised at the earlier of 30 days of such termination date or the expiry date for such vested Trust Unit Rights. Trust Unit Rights are not assignable.

In the event of a change of control of Newalta Fund, all outstanding Trust Unit Rights shall vest and be immediately exercisable and each holder shall have the right to exercise such rights at any time up to and including (but not after) the earlier of ninety days following the change of control and the expiry date of the Trust Unit Rights. A change of control occurs upon the happening of any of the following: (i) the acceptance by Unitholders representing more than 35% of the outstanding Trust Units of any offer for any or all of the Trust Units; (ii) the acquisition, by whatever means, of ownership or control of more than 35% of the outstanding Trust Units (other than pursuant to a bona fide reorganization); (iii) the passing of a resolution by the Board of Trustees or the Unitholders to substantially liquidate the assets or rearrange the affairs of Newalta Fund (other than pursuant to a bona fide reorganization); (iv) the sale by Newalta Fund of all or substantially all of its assets (other than to an affiliate of Newalta Fund); (v) individuals who were proposed as nominees to become trustees of Newalta Fund immediately prior to a meeting of Unitholders involving a contest for, or an item of business relating to the election of trustees, not constituting a majority of the trustees following such election; or (vi) any other event which, in the opinion of the Board of Trustees, reasonably constitutes a change of control of Newalta Fund.

The Board of Trustees may add to, delete from, alter or otherwise amend the provisions of the Trust Unit Rights Incentive Plan or any rights granted thereunder or terminate the Trust Unit Rights Incentive Plan. Notwithstanding the foregoing, no amendment may change the determination of the exercise price of the rights, increase the maximum number of Trust Units reserved for issuance pursuant to the Trust Unit Rights Incentive Plan or, without the consent of the holder, adversely impair, alter or amend any right previously granted.

Neither Newalta Fund nor Newalta Corporation has provided any financial assistance to participants in the exercise of any rights to acquire Trust Units.

For discussion regarding the proposed 2006 Trust Unit Rights Incentive Plan that is to be considered at the Meeting, see "Business to be Acted Upon at the Meeting – 2006 Trust Unit Rights Incentive Plan".

Employee Savings Plan

Newalta Corporation has established an Employee Savings Plan (the "Savings Plan") consisting of a Group Registered Retirement Savings Plan (the "Group RRSP") and an Employee Profit Sharing Plan (the "EPS Plan"). Participants in the Savings Plan may elect to contribute up to 8% of their basic salary each month, through payroll deduction.

During each month, Newalta Corporation makes a contribution to the EPS Plan equal to the participant's contribution. Newalta Corporation's contribution is made in cash, and is used by a trustee to purchase Trust Units of Newalta Fund in the open market. Newalta Corporation's contributions are made only from profits and will remain as Trust Units until withdrawn. Contributions made by Newalta Corporation to the EPS Plan vest in favour of the participants immediately.

During 2005, approximately 87,700 Trust Units were purchased from Newalta Corporation's contribution and approximately 90% of eligible employees were participating in the Savings Plan as at December 31, 2005. As at December 31, 2005, a total of 850,780 Trust Units were owned by employees under the Savings Plan.

Executive Employment Contracts and Change in Control Arrangements

Alan P. Cadotte has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Cadotte Executive Agreement"). Pursuant to the Cadotte Executive Agreement, if at anytime during the term of the Cadotte Executive Agreement: (i) there is a change of control as defined in the Cadotte Executive Agreement; (ii) Newalta Corporation requires Mr. Cadotte to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Cadotte has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Cadotte's employment then, in any such case Mr. Cadotte, at his option, shall be entitled within nine months, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested Trust Unit Rights granted to Mr. Cadotte shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to (i) 29 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 30 months and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Cadotte during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 29 (with the number to increase by one for each subsequent full year of employment to a maximum of 30). In addition, Mr. Cadotte shall have 20 days from the effective date of termination to exercise the Trust Unit Rights or compel Newalta Fund to purchase all of the rights for a specified price (being the difference, if any, between the weighted average price of the Trust Units for 10 consecutive trading days and the relevant exercise price of the rights).

Ronald L. Sifton has an executive employment agreement with Newalta Fund and Newalta Corporation (the "Sifton Executive Agreement"). Pursuant to the Sifton Executive Agreement, if at anytime during the term of the Sifton Executive Agreement: (i) there is a change of control as defined in the Sifton Executive Agreement; (ii) Newalta Corporation requires Mr. Sifton to relocate to any city or community other than the City of Calgary; (iii) Newalta Fund or Newalta Corporation fails to continue to provide benefits to which Mr. Sifton has been entitled; or (iv) Newalta Corporation significantly alters the terms of Mr. Sifton's employment then, in any such case Mr. Sifton, at his option, shall be entitled within 90 days, to elect to end his employment with Newalta Corporation. In such circumstances, all unvested Trust Unit Rights granted to Mr. Sifton shall immediately vest and be available for exercise and Newalta Corporation shall pay a lump sum equal to (i) 22 months salary and benefits (calculated as 15% of salary), with the number of months to increase by one for each subsequent full year of employment to a maximum of 24 months and (ii) the simple average of the annual performance bonus, if any, earned by Mr. Sifton during the two completed fiscal years immediately preceding the year of termination divided by 12 and then multiplied by 22 (with the number to increase by one for each subsequent full year of employment to a maximum of 24).

Composition of the Compensation Committee

The Compensation Committee of Newalta Corporation (the "Compensation Committee") reports to the Board of Directors and, from time to time, to the Board of Trustees. The members of the Compensation Committee during the fiscal year ended December 31, 2005 were Messrs. Stewart, Pinder and Pridham, with Mr. Stewart as the Chair. All members of the Compensation Committee are independent and unrelated directors/trustees. The Compensation Committee meets to review compensation matters as required with usually a minimum of two meetings per year.

Report on Executive Compensation

The Compensation Committee has the responsibility of maintaining awareness of competitive compensation practices and of reviewing, on at least an annual basis, the compensation packages for the executive officers of Newalta Corporation, directors, and trustees, as well as the general benefits to be received by employees of Newalta Corporation. The Compensation Committee generally assumes responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of

Newalta Corporation in fulfilling their responsibilities and meeting business objectives.

In conducting their reviews, the Compensation Committee has regard to current compensation levels with published industry surveys, independent reports and other publicly available data. The Compensation Committee also periodically retains independent compensation consultants to assist the Compensation Committee in fulfilling its responsibilities, with a view to ensuring that the compensation arrangements are supportive of Newalta Corporation meeting its business objectives. The compensation arrangements are then reviewed by the Compensation Committee having regard to the above mentioned comparative data as well as having regard to the internal and external data provided by the consultants (if any) for purposes of establishing the level of the individual executive positions in Newalta Corporation. No external compensation consultant was retained by Newalta Corporation in 2005.

Philosophy

The Compensation Committee believes it is in the best interests of the Unitholders for Newalta Corporation to attract, maintain, and motivate top quality management personnel by providing a competitive compensation package that maintains an appropriate relationship between executive pay and the creation of Unitholder value. The philosophy of the Compensation Committee is to integrate: (i) annual base compensation targeted at or below the median of selective comparable companies (the "Peer Group"); (ii) annual cash bonuses related to financial performance objectives which provides the opportunity for above average total cash compensation; and (iii) long-term incentive compensation through the granting of Trust Unit Rights which are comparable to the mean of the Peer Group to ensure that management has a continuing stake in the long-term success of Newalta Corporation and return of value to Unitholders. The executive compensation packages are intended to maintain an appropriate balance between risk and reward keyed to the performance of Newalta Corporation. The elements of the Compensation Committee's integrated compensation philosophy for fiscal year 2005 are summarized as follows:

Base Salary

The Compensation Committee recognizes that Newalta Corporation must maintain base compensation levels commensurate with the Peer Group, but believes that performance based pay elements should be an important element in the compensation packages for its executive officers. Therefore, the Compensation Committee targets the base compensation levels at or below the median of the Peer Group. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment, attitude and motivational effect are also considered. Certain benefits and perquisites are also provided based on their cost effectiveness and their value in assisting the senior officers to carry out their duties effectively.

Annual Bonus

The compensation package for the executive officers includes the awarding of annual cash bonuses based on the attainment of performance targets approved by the Board of Directors in respect of selected performance criteria for the relevant fiscal year. Performance targets are approved by the Board of Directors having regard to such matters as the Board of Directors considers appropriate, including the prior year's performance as reflected in the audited financial statements and annual operating and capital budgets. The Board of Directors has approved an executive incentive bonus program (the "Bonus Program"). The Bonus Program consists of the awarding to participants of an annual bonus (if any) equal to an amount calculated by reference to a percentage of a participant's annual salary (as at the end of the relevant fiscal year) having regard to the achievement of performance targets for the selected performance criteria. The bonus levels are set to provide the opportunity for total cash compensation at or in the upper quartile of the Peer Group. For the fiscal year ended December 31, 2005, the Board of Directors set the percentage of the participants' annual salary at 120% for the Chief Executive Officer and between 40% and 100% for each Vice President, depending on the specific officer position.

The selected corporate performance criterion for purposes of the fiscal year 2005 bonus award was distributable cash per unit. In December 2004, the Compensation Committee established (i) the minimum amount of distributable cash per unit that must be attained prior to any payment being made pursuant to the Bonus Program and (ii) the amount of distributable cash per unit that would yield full payment being made pursuant to the Bonus Program. If the percentage level of achievement was in between the minimum and maximum amounts, then the participant was entitled to receive a percentage of his salary based on the amount of distributable cash per unit attained with reference to a straight line between the pre-determined minimum and maximum amounts of distributable cash per unit.

At the conclusion of each fiscal year, the achievement of performance targets for the selected performance criteria is calculated. For fiscal year 2005, 100% of the maximum level of achievement was attained.

Trust Unit Rights

The executive officers are also granted Trust Unit Rights. In 2005, 220,000 Trust Unit Rights were granted to the executive officers as a group (representing approximately 46.3% of the Trust Unit Rights granted by Newalta Fund in 2005 and approximately 0.8% of the outstanding Trust Units on December 31, 2005). See "Compensation of Executive Officers and Directors – Trust Unit Rights Incentive Plan".

Compensation of the Chief Executive Officer

For the fiscal year ended December 31, 2005, the Chief Executive Officer's annual salary, was $367,300. In addition, Mr. Cadotte received $462,000 under the Bonus Program and was granted 60,000 Trust Unit Rights on May 17, 2005 at an exercise price of $23.14 per right. The Compensation Committee annually assesses the performance of the Chief Executive Officer and the Chair of the Compensation Committee provides him with a written performance review. In determining Mr. Cadotte's annual salary, the Compensation Committee considered the relative salary level of Mr. Cadotte as compared with the salary levels for chief executive officers of the Peer Group, Mr. Cadotte's management experience, and demonstrated competence in managing Newalta Corporation.

Presented by the Compensation Committee

The foregoing report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

Barry D. Stewart, Chair
R. H. (Dick) Pinder, Member
Gordon E. Pridham, Member

Trust Unit Performance Graph

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative Unitholder return on the Trust Units of Newalta Fund (assuming a $100 investment was made on December 31, 2000) with the cumulative total return of the S&P/TSX Composite Index for the period which commenced on December 31, 2000 and ended on December 31, 2005, assuming reinvestment of dividends and distributions.


Newalta Income Fund
S&P/TSX Composite Index
$800
$750
$700
$650
$600
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
2000
2001
2002
2003
2004
2005

	Cumulative Total Return					
	2000	2001	2002	2003	2004	2005
Newalta Income Fund[(1)]	100	139	156	340	506	709
S&P/TSX Composite Index	100	86	74	92	104	126

Note:

(1) Upon completion of the Plan of Arrangement, Newalta Corporation ceased trading common shares and Newalta Fund began trading Trust Units. Therefore, in respect of the period prior to March 6, 2003, information is shown in respect of share performance for Newalta Corporation. In respect of the period subsequent to March 6, 2003, information is shown in respect of Trust Unit performance for Newalta Fund.

Compensation of Directors

As at July 1, 2005 and for the remainder of 2005, the compensation policy provides that: each director of Newalta Corporation (other than full time employees of Newalta Corporation) is to receive an annual retainer fee of $20,000, together with a per meeting fee of $1,200; the Chair of the Board of Directors is to receive an additional annual fee of $20,000; the Chair of the Audit Committee is to receive an additional annual fee of $10,000, together with a per committee meeting fee of $1,800; the Chair of each other committee is to receive an additional annual fee of $5,000, together with a per committee meeting fee of $1,800; and the members of each committee (other than the Chair) are to receive a per committee meeting fee of $1,200. The compensation policy contemplates a travel fee equal to the meeting fee for each out-of-town trip to attend meetings, as well as the reimbursement of reasonable expenses. For the fiscal year ended December 31, 2005, the aggregate compensation paid or payable to directors of Newalta Corporation (excluding the reimbursement of reasonable expenses) was $321,900. Newalta Fund did not pay any fees to the trustees for the fiscal year ended December 31, 2005. The following table sets forth details with respect to the fees payable (excluding the reimbursement of reasonable expenses) to each director (other than full time employees of Newalta Corporation) during the financial year ended December 31, 2005.

Director	Annual Director Retainer ($)	Board Meeting Fee ($)	Committee Chair Fee ($)	Committee Meeting Fee ($)	Travel Fee ($)	Total ($)
Robert M. MacDonald	18,750	8,400	--	9,600	9,600	46,350
R. Vance Milligan	18,750	8,400	5,000	12,600	1,200	45,950
Felix Pardo	18,750	8,400	5,000	10,800	4,800	47,750
R.H. (Dick) Pinder	18,750	8,400	7,500	15,600	1,200	51,450
Gordon E. Pridham	18,750	8,400	--	8,400	4,800	40,350
Clayton H. Riddell	37,500(1)	7,200	--	--	1,200	45,900
Barry D. Stewart	18,750	8,400	5,000	9,600	2,400	44,150

Note:

(1) Mr. Riddell received an additional $18,750 for the chair retainer.

In addition, directors (other than full time employees of Newalta Corporation) were entitled to receive rights to purchase Trust Units under the Trust Unit Rights Incentive Plan of Newalta Fund. During 2005, 17,500 Trust Unit Rights (representing approximately 3.7% of the Trust Unit Rights granted by Newalta Fund in 2005 and approximately 0.06% of the outstanding Trust Units on December 31, 2005) at $23.14 per right were granted (representing 2,500 Trust Unit Rights to each such director).

Trust Unit Ownership Requirements for Directors

The Board of Directors established Trust Unit ownership requirements for non-employee directors. The level of ownership (excluding Trust Unit Rights) is Trust Units with a market value equal to at least five times the annual retainer. The requirement becomes applicable on the later of March 17, 2009 and five years after first being appointed or elected to the Board. All of the directors are in compliance with the unit ownership requirements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under the Trust Unit Rights Incentive Plan, the Board of Trustees may from time to time designate directors, officers, employees and consultants of Newalta Corporation to whom Trust Unit Rights may be granted and the number of rights to be granted to each participant. The following table sets forth details with respect to the Trust Unit Rights Incentive Plan as at December 31, 2005.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Rights	Weighted-Average Exercise Price of Outstanding Rights	Number of Trust Units Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by securityholders			
Trust Unit Rights Incentive Plan.............	1,501,900	$15.43	94,032
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total..	1,501,900	$15.43	94,032

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS

No executive officer, trustee, director, employee, former executive officer, former trustee, former director or former employee is, or has been, indebted to Newalta Fund or its affiliates.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees, directors, executive officers, any Unitholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect Newalta Fund or Newalta Corporation.

CORPORATE GOVERNANCE

The following information summarizes the current approach to corporate governance and corporate governance practices of Newalta Fund and Newalta Corporation. In this section the reference to the Board includes the Board of Trustees and the Board of Directors, unless the context otherwise requires.

Board Mandate

The Board acknowledges its responsibility for the stewardship of Newalta Fund. Limits on authority and responsibilities have been adopted with a view to ensuring that management activities and decisions have the full support of the Board. The position description for the Board provides for Board approval of annual operating and capital budgets, material acquisitions and dispositions, selection of principal advisors to Newalta Fund and Newalta Corporation, major financing transactions, including the issuance of Trust Units, debt or other securities, appointment of officers and related compensation (upon recommendation of the Compensation Committee), benefit plans, trust unit rights incentive plan and the granting of Trust Unit Rights, together with any material contract or arrangement as to warrant Board consideration. A copy of the Terms of Reference of the Board of Trustees is attached as Appendix C to this Information Circular.

Board Structure and Composition

The Board of Trustees and the Board of Directors are comprised of the same members. The Board is comprised of nine members. Messrs. MacDonald, Pardo, Pinder, Pridham, Riddell and Stewart are independent trustees. The three non-independent trustees are Messrs. Cadotte and Sifton who are the Chief Executive Officer and Chief Financial Officer respectively, and Mr. Milligan, a partner of Bennett Jones LLP, a law firm that provides legal services to Newalta Fund and Newalta Corporation. Mr. Riddell is the non-executive Chair of the Board. Currently two-thirds of the members of the Board are independent. The Board has considered its composition and size, together with the experience, background and independence of the current members of the Board. Presently, the Board of Trustees has concluded that, the current composition and number of trustees is appropriate for the size and complexity of Newalta Fund and facilitates effective decision-making. Furthermore, the Board is of the view that Mr. Milligan, as counsel to Newalta Fund and Newalta Corporation, is well positioned to be an effective and independent voice.

It is expected that the matter of the current composition and size of the Board of Trustees will be reviewed over the course of the coming year. In conducting the search for candidates, the Board, through the Corporate Governance and Nominating Committee, has historically retained the services of an executive search firm to assist in the identification of candidates possessing the desired skill set.

Board Independence

As noted above, Mr. Riddell is the non-executive Chair of the Board. The Board has developed a written position description for the Chair of the Board. The Corporate Governance and Nominating Committee, together with the Chair of the Board, has the responsibility for ensuring that the Board functions independently of management and administers the relationship of the Board with management. Specifically, the Chair of the Board in consultation with the Corporate Governance and Nominating Committee, consults with the Chief Executive Officer on the selection of committee members and chairs of committees, board meeting agendas and the format and nature of information provided to the Board. The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board with respect to nominees to the Board. As the Board is of the view that Mr. Milligan is an effective and independent voice, Mr. Milligan, as Chair of the Corporate Governance and Nominating Committee, is involved in the nomination process.

Performance Assessment

Every two years, each member of the Board completes a detailed self-assessment questionnaire. The Corporate Governance and Nominating Committee approves the content of the questionnaire which includes a careful examination of the Board, its role, its objectives and its relationship with management. In addition, assessments of each committee and individual directors are conducted at the same time. The Chair of the Corporate Governance and Nominating Committee then analyzes the feedback and presents it to the full Board, each Committee, the Chair of the Board, each individual director and the Chief Executive Officer.

Orientation and Education Program

New director orientation packages include all key legal requirements, by-laws, their duties and responsibilities, key Newalta Fund, Newalta Corporation and Board policies and procedures, mandates of the Board and each committee, organizational charts and copies of the public disclosure documents of Newalta Fund. Newalta Corporation conducts information sessions and strategy sessions for all directors and arranges for designated site visits to afford an opportunity to observe operations and meet field operating personnel.

Newalta has also increased the support provided to Board members in attending outside seminars and courses. In addition, all members of the Board have become members of the Institute of Corporate Directors (which will provide access to information and events on a range of current governance issues) and the seminar fee for a two-week workshop presented by the Institute is paid for by Newalta. The attending Board member has provided a number of important insights on Board governance issues.

Meetings of the Board

The Board endeavors to meet at least four times annually. Meetings of the Board of Trustees usually occur immediately following meetings of the Board of Directors. In addition, the Board may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Trustees and Board of Directors each had seven meetings in Newalta Fund's last financial year.

The Board holds a portion of each meeting without the presence of management representatives. During the past year the Board and Committees increased the frequency with which the members met with only independent directors. In particular, at the conclusion of each meeting, the Board met without management present and following that meeting the independent directors met without the non-independent directors.

Expectations of Management

The Board monitors and assesses management through regular contact at board meetings and informal discussions. The Board reviews management's recommendations on significant issues. Management brings significant tactical and strategic issues to the Board's attention for discussion, direction and, where appropriate, approval. The Board approves the annual business objectives and key results for which the Chief Executive Officer is responsible. The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") for trustees, directors, officers and employees. A copy of the Code is available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. The Board monitors compliance with the Code by having trustees, directors, officers and employees acknowledge in writing their review of, and agreement to be bound by, the Code. This acknowledgment is undertaken: (i) by trustees, directors, officers and employees at the beginning of their employment or election to the board, (ii) by trustees, directors and officers annually thereafter; and (iii) depending on the classification of the particular employee, on an annual basis or every three years after commencement of employment.

The Code also outlines guidelines relating to conflicts of interest. In particular, each trustee, director and officer who is a party to a material contract or proposed material contract with Newalta or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or proposed material contract with Newalta is required to disclose in writing to the Chair of Newalta

Corporation the nature and extent of the trustee's, director's or officer's interest. Officers and employees are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the officer or employee of what steps should be taken.

The Code also contains the "whistle blower" policy of Newalta Fund which sets forth the procedure for individuals to make complaints regarding accounting, financial and auditing matters on a confidential and anonymous basis. Complaints are handled either by the Chair of the Audit Committee or the Director, Internal Audit of Newalta Corporation.

Unitholder Communication

The Board has delegated responsibility for communications with Unitholders and the investment community to the senior management with a view to ensuring effective communication of all relevant aspects of Newalta Fund's activities. Unitholder communication is handled principally by the Chief Executive Officer and Chief Financial Officer of Newalta Corporation.

Committees and Composition

Currently, the Board has established four committees (the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee), with each committee consisting of a minimum of three individuals. It is a requirement of the Audit Committee that all members be independent trustees and a requirement of all other committees that all members be outside directors and that a majority of such members be unrelated (non-management) to Newalta Fund and Newalta Corporation. Each of the Audit Committee and the Compensation Committee are composed entirely of independent directors. Each of the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee are comprised of three members, two of which are independent and one of whom is not independent (Mr. Vance Milligan).

The Board designates one member of each committee as its Chair. The Board has developed a written position description for the Chair of each committee.

Each member of the Audit Committee is required to have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the financial statements of Newalta Fund. The Board gives consideration to the periodic rotation of membership of each committee and, from time to time as the Board sees fit, the chair of the committees.

The Compensation Committee, the Corporate Governance and Nominating Committee and the Environment, Health and Safety Committee report to the Board and are comprised of directors of Newalta Corporation. The Audit Committee is a committee of the Board of Trustees and is comprised of trustees.

The committees, their current members and the number of times they met during the past financial year are set forth below.

Committee	Members	Number of Meetings
Audit Committee	R.H. Pinder (Chair) Robert M. Macdonald Felix Pardo	6
Compensation Committee	Barry D. Stewart (Chair) R.H. Pinder Gordon E. Pridham	4
Corporate Governance and Nominating Committee	R. Vance Milligan (Chair) Gordon E. Pridham Robert M. MacDonald	3
Environment, Health and Safety Committee	Felix Pardo (Chair) R. Vance Milligan Barry D. Stewart	2

Committee Meetings and Attendance

Regular meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of the press release disclosing the annual and interim financial statements and management's discussion and analysis.

The following table reflects the attendance of each of the trustees/directors for the year ended December 31, 2005 for meetings of the Board of Directors and committees of the Board of which they were a member (excluding site visits at facilities operated by Newalta Corporation).

Director	Number of Meetings Attended	
	Board	Committee
Alan P. Cadotte	7/7	15/15[(1)]
Robert M. MacDonald	7/7	8/9
R. Vance Milligan	7/7	5/5
Felix Pardo	7/7	8/8
R. H. (Dick) Pinder	7/7	10/10
Gordon E. Pridham	7/7	7/7
Clayton H. Riddell	6/7	N/A
Ronald L. Sifton	7/7	6/6[(2)]
Barry D. Stewart	7/7	6/6

Notes:

(1) Mr. Cadotte is not a member of any Board committees. At the request of the various committees, Mr. Cadotte attended all of the meetings of each committee. A portion of each meeting was conducted without the presence of Mr. Cadotte.

(2) Mr. Sifton is not a member of any Board committees. At the request of the Audit Committee, Mr. Sifton attended all of the meetings of the Audit Committee. A portion of each meeting was conducted without the presence of Mr. Sifton.

A summary of the mandates, including activities and responsibilities, of each of the committees is set out below.

Compensation Committee

The Compensation Committee shall generally assume responsibility for assisting the Board of Directors in respect of compensation policies for Newalta Corporation, reviewing and recommending compensation strategies and proposals relating to compensation for officers, directors and employees and assessing the performance of the officers of Newalta Corporation in fulfilling their responsibilities and meeting corporate objectives. In discharging its responsibilities, the Compensation Committee reports and, where appropriate, makes recommendations to the Board in respect of the matters identified in its mandate. The Compensation Committee has authority and responsibility for:

- establishing and recommending remuneration strategies and benefit plan strategies for Newalta Corporation, with particular emphasis on the officers and directors of Newalta Corporation and key consultants to Newalta Corporation;
- assessing the performance of the Chief Executive Officer and, through the Chief Executive Officer, that of the other officers of Newalta Corporation;
- reviewing and assisting, where appropriate, in management succession planning and professional development planning for the officers of Newalta Corporation;
- establishing and recommending the compensation levels of the Chief Executive Officer and the other officers of Newalta Corporation;
- establishing policy and recommending compensation for directors;
- reviewing the overall parameters of the trust unit rights incentive plan and recommending trust unit rights allocations for officers, directors and other employees of Newalta Corporation;
- periodically reviewing Newalta Corporation's benefit plans to ensure the appropriateness thereof; and
- preparing and reviewing, as may be required, public or regulatory disclosure respecting compensation and the basis on which performance is measured.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee shall generally assume responsibility for developing the approach of Newalta Corporation together with Newalta Fund to matters of corporate governance and, from time to time, shall review and make recommendations to the Board of Directors of Newalta Corporation, as well as trustees of Newalta Fund when appropriate as to such matters. The Corporate Governance and Nominating Committee makes such rules and regulations as are necessary to carry out its responsibilities which includes the following:

- annually reviewing the mandates of the board of directors and its committees, together with the mandates of the trustees of Newalta Fund and its committees, unless otherwise reviewed by such committees and, when appropriate, recommending such amendments to those mandates as the Corporate Governance and Nominating Committee believes are necessary or desirable;
- considering and, if thought fit, approving requests from directors or committees of

directors for the engagement of special advisors from time to time, unless such engagements are made directly by the relevant committees;

- preparing and recommending to the board or trustees annually a "Statement of Corporate Governance Practices" to be included in the annual report or information circular;
- reviewing on a periodic basis the composition of the board and trustees and ensuring that an appropriate number of independent directors sit on the board of directors or the trustees, as the case may be, analyzing the needs of the board or trustees and recommending nominees who meet such needs; and
- regularly assessing the effectiveness of the board and trustees as a whole, the committees of the board and trustees and the contribution of individual directors and trustees, including considering the appropriate size of the board and trustees.

In discharging the responsibilities noted above, the Corporate Governance and Nominating Committee shall consider the matters identified above as being applicable to Newalta Fund, the trustees of Newalta Fund and, where appropriate, its committees.

Audit Committee

In addition to any other duties assigned to the Audit Committee by the Board, the role of the Audit Committee includes meeting with the external auditor and the senior financial management of Newalta Fund to review all financial statements which require approval by the Board of Trustees, including the press release disclosing the annual financial statements and management's annual discussion and analysis. The Audit Committee is charged with, among others, the following specific responsibilities:

- overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- discussing with the external auditor the scope of the audit, in particular their view of the quality of Newalta Fund's and/or Newalta Corporation's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's and/or Newalta Corporation's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and/or Newalta Corporation's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;
- discussing with the external auditor significant changes in Newalta Fund's and/or Newalta Corporation's accounting principles, practices or policies and new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund and/or Newalta Corporation;
- reviewing and recommending for approval to the Board of Trustees, Newalta Fund's and/or Newalta Corporation's year-end audited financial statements, MD&A and earnings press releases before the information is reviewed by the Board of Trustees;
- reviewing and approving Newalta Fund's and/or Newalta Corporation's interim financial statements, interim MD&A and interim earnings and press releases before the information is publicly disclosed;
- receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and/or Newalta Corporation and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, considering whether any relationship or services between the external auditor and Newalta Fund and/or Newalta Corporation is in existence which may affect the objectivity and independence of the auditor and recommending appropriate action to ensure the independence of the external auditor; and
- reviewing with the external auditor, having regarding to the scope of their audit, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and/or Newalta Corporation that may have a material adverse impact on Newalta Fund and/or Newalta Corporation's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta Corporation by the external auditors outside of the foregoing policy.

During 2005, Newalta hired an Internal Auditor who reports and is accountable to the Audit Committee. The objective of the Internal Audit Department is to provide independent, objective audit and consulting services designed to add value and improve the organization's operations.

Environment, Health and Safety Committee

The Environment, Health and Safety Committee shall, in addition to any other duties and responsibilities specifically delegated to it by the Board, generally consider and assume oversight responsibility for the approach by Newalta Corporation regarding matters relating to the environment, occupational health and safety and, from time to time, review and, as considered appropriate, make recommendations and report to the Board in respect of such matters, consistent with the committees oversight responsibility. Specifically, the Environment, Health and Safety Committee will have oversight responsibility for:

- considering material policies, practices and procedures of Newalta Corporation in the area of the environment, occupational health and safety;
- considering, reviewing and monitoring management's approaches in addressing key risks in the areas of the environment, occupational health and safety;
- considering and reviewing the principal programs and initiatives of Newalta Corporation relating to the development and implementation of policies, practices and procedures developed by management so as to be in compliance with legislation regulating the environment, occupational health and safety; and
- reviewing major environmental, occupational health and safety incidents and considering the preventative practices and policies of Newalta Corporation, with management to appraise the committee of any significant legal or financial liabilities resulting from such incidents.

ADDITIONAL INFORMATION

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Information relating to the Charter of the Audit Committee, the composition of the Audit Committee, whether such members are independent and financially literate, their relevant education and experience and the service fees paid by Newalta to its external auditor is provided in the Annual Information Form of Newalta Fund for the most recently completed financial year. Financial information of Newalta Fund is provided in the comparative financial statements and management discussion and analysis of Newalta Fund for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of Newalta Fund may be obtained from Newalta Corporation at Suite 1200, 333 – 11th Avenue S.W. Calgary, Alberta T2R 1L9 or by facsimile at (403) 262-7348.

APPENDIX A

NEWALTA INCOME FUND

2006 TRUST UNIT RIGHTS INCENTIVE PLAN

This document sets out the terms and conditions of the 2006 Trust Unit Rights Incentive Plan (the "Plan") of Newalta Income Fund (the "Fund") dated May 18, 2006.

Purpose of the Plan

1. The purpose of the Plan is to provide an effective long term incentive for the trustees, directors, officers, employees and direct and indirect service providers (collectively, the "Service Providers") of the Fund and its subsidiaries and affiliates (collectively, "Newalta") from time to time. A Service Provider will be eligible to participate under the Plan notwithstanding services are being provided indirectly by such person through a management agreement or other arrangement with Newalta.

Units Subject to the Plan

2. The number of trust units of the Fund (the "Units") reserved for issuance pursuant to the exercise of rights granted under the Plan (the "Trust Unit Rights") and pursuant to all other security-based compensation arrangements of Newalta shall, in the aggregate, equal 10% of the number of Units of the Fund then issued and outstanding. The number of Units reserved for issuance upon the exercise of Trust Unit Rights may be amended subject to the policies and approval of the Toronto Stock Exchange (the "TSX") and the approval of the holders of Units ("Unitholders") by way of ordinary resolution at a meeting of the Unitholders. Any Units, the Trust Unit Rights in respect of which have been expired or terminated, shall be available for grant pursuant to subsequent Trust Unit Rights.

3. If any rights to acquire Units granted under the Trust Unit Rights Incentive Plan of the Fund dated January 16, 2003 or any other security-based compensation arrangements of the Fund, shall expire or terminate for any reason without having been exercised in full, any unpurchased Units to which such trust unit rights or other security relates shall be available for the purposes of the granting of Trust Unit Rights under this Plan.

Administration, Eligibility and Limitation of Issuances

4. The Plan shall be administered by the board of trustees of the Fund or a committee of Newalta Corporation (the "Administrator") which shall, from time to time, at its sole discretion, subject to the Plan determine the Service Providers who shall participate under the Plan, the number of Trust Unit Rights to be granted to such Service Providers and the terms of vesting of such Trust Unit Rights; provided, however, that: (a) the aggregate number of Trust Unit Rights granted to any one Service Provider shall not exceed five percent (5%) of the issued and outstanding Units at the date of grant of such Trust Unit Rights (the "Grant Date"), calculated on a non-diluted basis; (b) the aggregate number of Units which may be reserved for issuance to "insiders" (as such term is referred to in the policies of the TSX), under the Plan and all other security-based compensation arrangements of Newalta shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Units at the date of grant, calculated on a non-diluted basis; (c) during any one-year period, the Administrator shall not grant to such insiders, under the Plan and all other security-based compensation arrangements of Newalta, in the aggregate, a number of Units exceeding ten percent (10%) of the issued and outstanding Units, calculated on a non-diluted basis; (d) during any one-year period, the Administrator shall not grant to any one insider and such insider's associates, a number of Units exceeding five percent (5%) of the outstanding Units, calculated on a non-diluted basis; (e) the number of Units reserved for issuance to any one person may not exceed a majority of Units allocated under the Plan; and (f) the aggregate number of Trust Unit Rights granted in any given year, expressed as a percentage of Units then issued and outstanding, shall not exceed two and one-half percent (2.5%) of the number of Units then issued and outstanding.

5. In addition to the foregoing restrictions, no Trust Unit Right may be granted to non-employee trustees or non-employee directors of Newalta, as applicable, if the granting of such Trust Unit Right could result, at any time, in the issuance to such persons (as a group) of a number of Units exceeding 1% of the number of Units then issued and outstanding immediately prior to such issuance.

Undisclosed Material Information

6. Notwithstanding any other provision of the Plan, the Administrator shall not, subject to the policies of the TSX, grant any Trust Unit Rights or set Grant Prices (as hereinafter defined) during any period of time where management of Newalta is aware of material information that has not been disclosed to the public.

Grant Agreement

7. Each grant of a Trust Unit Right will be set forth in a grant agreement containing the applicable terms and conditions required in the Plan and such other terms and conditions, including, but not limited to, statutory withholdings, not inconsistent with the Plan as the Administrator, in its sole discretion, may deem appropriate.

Term

8. Trust Unit Rights granted under the Plan may be exercised during a period (the "Exercise Period") not exceeding five (5) years from the date upon which the Trust Unit Rights were granted (the "Grant Date"), subject to such terms of vesting as the Administrator may determine, in accordance with the Plan. At the expiration of the Exercise Period (the "Expiry Date"), any Trust Unit Rights which have not been exercised shall expire and become null and void. Notwithstanding the generality of the foregoing, the Administrator shall not, at any time, extend the Exercise Period where such extension would be for the sole benefit of insiders of Newalta.

Vesting of Trust Unit Rights

9. Trust Unit Rights granted under the Plan may be exercised on the basis and schedule to be determined by the Administrator at the Grant Date, provided that the Administrator shall not permit the vesting of any Trust Unit Rights to occur immediately upon the grant thereof.

Grant Price

10. Subject to adjustment pursuant to the terms of the Plan, the grant price per Trust Unit Right granted hereunder (the "Grant Price") shall be equal to the five-day volume weighted average trading price of the Units traded through the facilities of the TSX (the "Market Price") on the trading days immediately preceding the Grant Date. In the event the Units are not traded through the facilities of the TSX, the Grant Price shall be equal to the five-day volume weighted average trading price of the Units on such other stock exchange as the Units may then be traded on the trading day immediately preceding the Grant Date. In the event the Units are not traded on any stock exchange, the Grant Price shall be equal to an amount determined by the Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Administrator indicating a valuation of the Units.

Adjusted Grant Price

11. In the event that the aggregate amount of cash distributions of the Fund paid to Unitholders pursuant to the Deed of Trust, calculated on a per Unit basis (the "Distributions"), in a calendar year is greater than 10% of the Grant Price, then the Grant Price of each such Trust Unit Right shall, at the election of the holder thereof (the "Holder") on the date of exercise of such Trust Unit Right, be reduced (the "Adjusted Grant Price") by an amount equal to the amount by which the aggregate Distributions for each calendar year preceding the date of exercise of such Trust Unit Right, calculated on a per Unit basis, exceeds 10% of the Grant Price per Trust Unit Right (the "Reduction"). For greater certainty, if a Trust Unit Right is not

outstanding for an entire calendar year, then the Reduction for such calendar year shall be equal to the amount by which the aggregate Distributions paid for the period during which the Trust Unit Right was outstanding in such calendar year, calculated on a per Unit basis, exceeds 10% of the Grant Price per Trust Unit Right. The Fund shall calculate the amount of the Reduction as soon as reasonably possible in the month next following the end of the month in which the aggregate Distributions for the current calendar year results in a Reduction. Each Holder shall, upon written request to the Chief Financial Officer of Newalta, be entitled to receive a summary outlining the amount of the Reduction and the cumulative Reductions affecting such Holder's Trust Unit Rights and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

Upon the exercise of a Trust Unit Right, the Grant Price shall, at the election of the Holder thereof be reduced by the sum of all Reductions, if any, calculated in accordance with this Section 11, for each calendar year, or portion thereof, that such Trust Unit Right was outstanding from the date of grant of the Trust Unit Right to and including the date of exercise of the Trust Unit Right.

For the sake of greater certainty, if, on the date of exercise of a Trust Unit Right, the Holder thereof elects not to reduce the Grant Price of such Trust Unit Right by the aggregate amount of all accumulated Reductions in accordance with this Section 11, such Holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Grant Price by such accumulated Reductions and such Trust Unit Right shall be exercisable for the Grant Price as otherwise provided for pursuant to the Plan.

Subject to the approval of the Exchange, the Administrator may, from time to time, vary the 10% threshold relating to the Distributions of the Fund prescribed in this Section 11 to accord with their view of the prevailing economic environment.

Restriction on Repricing of Trust Unit Rights

12. Unless as otherwise provided for pursuant to Section 11 of the Plan, the Administrator shall not, without obtaining the applicable regulatory and Unitholder approval, at any time reduce the Grant Price applicable to any Trust Unit Rights granted to any Holder.

Method of Exercise

13. Trust Unit Rights granted hereunder shall be exercisable by, at the option of the Holder, either:

(a) the Holder delivering written notice to the Administrator specifying the number of Trust Unit Rights being exercised and the Grant Price or Adjusted Grant Price, as applicable, accompanied by payment in full by cash, certified cheque or money order of the Grant Price or Adjusted Grant Price, as applicable, for the number of Trust Unit Rights for which such exercise is made; or

(b) the Holder delivering written notice to the Administrator specifying the number of Trust Unit Rights being exercised in exchange for a payment by the Fund of:

(i) a cash amount per Unit being the subject of such Trust Unit Right equal to the difference (if positive) between the Market Price of the Units on the TSX on the trading days prior to such exercise and the Grant Price or Adjusted Grant Price, as applicable, of the Trust Unit Rights; or

(ii) in lieu of such cash payment in (i) above, such whole number of Units as may be issuable by the Fund at the Market Price on the trading days prior to such exercise, provided that no fractional Units shall be deliverable hereunder and where any such fractional entitlement may exist, the number of Units issuable by the Fund shall, in all cases, be rounded down to the nearest whole number of Units.

The Administrator has the sole discretion to consent to or disapprove of the election of the Holder set forth in Section 13(b) hereof. If the Administrator disapproves of such election, the Holder may (i) exercise the Trust Unit Right under Section 13(a) hereof; or (ii) retract the request to exercise such Trust Unit Right. The calculation of the Grant Price or Adjusted Grant Price shall be ratified and confirmed by the Chief Financial Officer of Newalta. Upon receipt of such notice made in accordance with the terms and conditions of the Plan, the Fund shall cause to be issued and delivered to such Holder either a cheque or certificate representing the Units, if any, for which such Trust Unit Rights have been exercised.

14. As soon as reasonably practicable after the Fund receives the notice described in Section 13 hereof; (i) the Units, if any, being the subject thereof shall be allotted and issued to the Holder from treasury as fully paid and non-assessable provided that the Fund shall have, if applicable, then received from the Holder payment in full of the Grant Price or Adjusted Grant Price, as applicable, for the Units to be purchased; and (ii) if applicable, the Fund shall make the cash payment prescribed for in Section 13(b)(i) hereof to the Holder, net of source deductions as may be required by law, by certified cheque, bank draft, money order or other similar means of payment.

Restriction on Financial Assistance

15. Unless as may otherwise be permitted under the policies of the TSX, no Holder of Trust Unit Rights shall be entitled to, offered or provided by Newalta any financial assistance of any kind for the purpose of exercising any Trust Unit Rights granted pursuant to the Plan.

Early Termination of Trust Unit Rights

16. If a Holder who is a trustee, director, officer, employee or consultant of Newalta ceases to be a trustee, director, officer, employee or consultant of Newalta prior to the Expiry Date:

(a) by reason of the death or long term disability (as reasonably determined by Newalta) of such Holder, then all outstanding unvested Trust Unit Rights granted to such Holder shall immediately and automatically terminate other than those Trust Unit Rights which would have vested within the one year period following the date of such termination if such termination had not occurred, which Trust Unit Rights shall for this purpose be deemed to be vested upon such termination. Only the Holder or the person or persons to who the Holder's rights under the Trust Unit Rights pass by the Holder's will or applicable law shall have the right to exercise part or all of the Holder's outstanding and vested Trust Unit Rights at any time up to and including (but not after) the earlier of: (i) the date which is one (1) year following the date of death or long term disability of such Holder; or (ii) the Expiry Date of the Trust Unit Right; and

(b) for any reason, other than as provided in Section 16(a) hereof, then all outstanding unvested Trust Unit Rights granted to such Holder shall, unless otherwise provided, immediately and automatically terminate. Such Holder shall have the right to exercise part or all of his or her outstanding vested Trust Unit Rights at any time up to and including (but not after) the earlier of: (i) the date which is thirty (30) days following the date of such termination, resignation or cessation of employment; and (ii) the Expiry Date of the vested Trust Unit Rights.

17. If the relationship of the Holder with Newalta is terminated for any reason prior to the expiration of the Trust Unit Rights, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Holder's rights shall be strictly limited to those provided for in this Section 17, or as otherwise provided in the applicable grant agreement between the Holder and the Fund. Unless otherwise specifically provided in writing, the Holder shall have no claim to or in respect of any Trust Unit Rights which may have or would have vested had due notice of termination of employment been given nor shall the Holder have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Trust Unit Rights or loss of profit or opportunity which may have or would have vested or accrued to the Holder if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Holder's rights to seek compensation for lost employment income or lost employment benefits (other than

those accruing under or in respect of the Plan or any Trust Unit Right) in the event of any alleged wrongful termination or dismissal.

Adjustments

18. In the event that during the Exercise Period of any Trust Unit Rights granted hereunder there is a consolidation, subdivision, re-division or change of the Units into a greater or lesser number of Units, outstanding Trust Unit Rights shall be amended to be for such greater or lesser number of Units as would have resulted if the Units represented by such Trust Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division or change, and the Grant Price of outstanding Trust Unit Rights shall be adjusted accordingly.

Change of Control

19. Notwithstanding any other provisions of the Plan, in the event of a change of control of the Fund then all outstanding Trust Unit Rights granted hereunder shall vest and be immediately exercisable and each Holder thereof shall have the right to exercise part or all of the Trust Unit Rights granted to him or her hereunder at any time up to and including (but not after) the earlier of: (i) the date which is ninety (90) days following the date of such sale or change of control; and (ii) the Expiry Date of the Trust Unit Rights.

For the purpose of the Plan, "change of control" of the Fund means or shall be deemed to have occurred upon:

(a) the acceptance by the Unitholders, representing in the aggregate more than thirty-five percent (35%) of all issued and outstanding Units, of any offer, whether by way of a takeover bid or otherwise, for any or all of the Units;

(b) the acquisition hereafter, by whatever means (including, without limitation, by way of an arrangement, merger or amalgamation), by a Person (or two or more acting jointly or in concert), directly or indirectly, of the beneficial ownership of Units or rights to acquire Units, together with such Person's then owned Units and rights to acquire Units, if any, representing more than thirty five percent (35%) in aggregate of all issued and outstanding Units (except where such acquisition is part of a bona fide reorganization of the Fund in circumstances where the affairs of the Fund are continued, directly or indirectly, and where the unitholdings remain substantially the same following the reorganization as existed prior to the re-arrangement);

(c) the passing of a resolution by the Administrator or the Unitholders to substantially liquidate the assets or wind-up or significantly rearrange the affairs of the Fund in one or more transactions or series of transactions (including by way of an arrangement, merger or amalgamation) or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such resolution relates to a liquidation, winding-up or re-arrangement as part of a bona fide re-organization of the Fund in circumstances where the affairs of the Fund are continued, directly or indirectly, and where the unitholdings remain substantially the same following the reorganization as existed prior to the re-arrangement);

(d) the sale by the Fund of all or substantially all of its assets (other than to an affiliate of the Fund in circumstances where the affairs of the Fund is continued, directly or indirectly, and where the unitholdings of the Fund remain substantially the same following the sale as existed prior to the sale);

(e) Persons who were proposed as nominees (but not including nominees under a shareholder proposal) to become trustees of the Fund immediately prior to a meeting of the Unitholders involving a contest for, or an item of business relating to the election of trustees of the Fund, not constituting a majority of the trustees of the Fund following such election; or

(f) any other event which in the opinion of the Board reasonably constitutes a change of control of the Fund.

Rights of Holder

20. The granting of Trust Unit Rights hereunder to any Service Provider shall not obligate such Service Provider to exercise such Trust Unit Rights or any portion thereof. The holding of Trust Unit Rights shall not entitle a Holder to any rights as a Unitholder.

No Assignment of Trust Unit Rights

21. Trust Unit Rights granted under the Plan may not be transferred or assigned without the prior consent of the Administrator.

Amendments

22. The Plan and any issued Trust Unit Rights may be amended, modified or terminated with the approvals of the TSX and the Unitholders by ordinary resolution at a meeting of the Unitholders as may be required pursuant to the policies of the TSX. For greater certainty, Unitholder approval will not be required for any of the following types of amendments:

(a) amendments of a "housekeeping" nature;

(b) a change to the vesting provisions of Trust Unit Rights; and

(c) a change to the termination provisions of Trust Unit Rights or the Plan which does not entail an extension beyond the original expiry date.

Without limiting the generality of the foregoing, Unitholder approval will be required, in accordance with the policies of the TSX, in order for the Administrator to:

(a) modify or amend the terms of Trust Unit Rights, including those previously granted, including the repricing of any Trust Unit Rights and the extension of the exercise period for any Trust Unit Rights;

(b) any change to the eligible Service Providers under the Plan which would have the potential of broadening or increasing insider participation; and

(c) the addition of any form of financial assistance for Holders.

23. Subject to the foregoing and regulatory approval, as applicable, the Administrator may from time to time add to, delete from, alter or otherwise amend the provisions of the Plan or any Trust Unit Rights granted thereunder as it sees fit or may at any time terminate the Plan, provided that:

(a) except as permitted in Section 11, no amendment may change the manner of determining the Grant Price, increase the maximum number of Units reserved for issuance pursuant to outstanding Trust Unit Rights, or, without the written consent of the Holder, materially and adversely impair, alter or amend any Trust Unit Right previously granted to such Holder; and

(b) a termination of the Plan shall not derogate from the rights of Holders of Trust Unit Rights granted prior to the date of such termination, unless otherwise consented to by such Holders.

Regulatory Approvals

24. The Plan and any amendments thereto, including the number of Units reserved for issuance hereunder, shall be subject to the approval of and conditions imposed by the TSX and any Trust Unit Rights granted prior to such approval of the TSX shall be conditional upon such approval being given and no Trust Unit Rights may be exercised prior to such approval or any other necessary regulatory approval. To the extent that any provision of the Plan conflicts with any rules of the TSX, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

25. The obligation of the Fund to issue and deliver Units on the exercise of the Trust Unit Rights in accordance with the terms and conditions of the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority and, the rules of the TSX and/or such other exchange or on exchanges on which the Units are listed for trading. If Units cannot be issued to the Holder upon the exercise of the Trust Unit Right for any reason whatsoever, the obligation of the Fund to issue such Units shall terminate and any funds paid to the Fund in connection with the exercise of the Trust Unit Right will be returned to the Holder as soon as practicable.

APPENDIX B

FORM OF SPECIAL RESOLUTION

APPROVAL OF THE REORGANIZATION AND AMENDMENTS TO THE DEED OF TRUST

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the internal reorganization (the "Reorganization") of Newalta Income Fund (the "Fund"), and each transaction contemplated thereby, and the amendments to the deed of trust of the Fund dated January 16, 2003 pursuant to which the Fund was established (the "Deed of Trust"), as, in the opinion of the trustees of the Fund, are necessary or desirable to give effect to the Reorganization, as described in the management information circular and proxy statement of the Fund dated March 27, 2006 (the Circular"), are hereby authorized and approved, and any one trustee of the Fund or officer or director of Newalta Corporation, as administrator of the Fund, is authorized and directed, for and on behalf of the Fund, to negotiate, execute and deliver any document or instrument, and to do or cause to be done all such other acts and things, as such trustee, officer or director may determine to be necessary or desirable to carry out the intent of the foregoing resolution, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the doing of such acts and things; and

2. notwithstanding that this special resolution has been duly passed by the unitholders of the Fund, the trustees of the Fund may revoke this special resolution and elect not to proceed with the Reorganization and amendments to the Deed of Trust without further approval of the unitholders of the Fund.

APPENDIX C

NEWALTA INCOME FUND

TERMS OF REFERENCE OF THE BOARD OF TRUSTEES

1. General Powers of the Trustees

The Deed of Trust (the "Deed of Trust") pursuant to which Newalta Income Fund (the "Fund") was established confers to the Trustees of the Fund the powers and authorities necessary to manage the business and affairs of the Fund. More specifically, Appendix "A" hereto sets out the powers and authorities which may be exercised by the Trustees in their sole judgment and discretion without any action or consent by the Unitholders of the Fund. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all Trustees entitled to vote on the resolution. For purposes of these Terms of Reference, Unitholders mean at any time the beneficiaries of the Fund who are the holders at that time of one or more Units, as shown on the registers of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund.

The Deed of Trust also contains restrictions on the powers of the Trustees. Appendix "A" sets forth certain prohibitions on the powers of the Trustees, without securing approval of Unitholders by special resolution.

2. Standard of Care and Duties

The Trustees shall act honestly and in good faith with a view to the best interests of the Fund and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act (Alberta)*. Each Trustee, in his capacity as trustee, shall not be required to devote his entire time to the investments and affairs of the Fund.

Trustees should have sufficient information to enable them to make knowledgeable decisions on all matters coming before the Trustees. Each Trustee should ask such questions as may be necessary and be supplied with all necessary information on which to base his decisions. Trustees should be familiar with the business and affairs of the Fund and have a basic understanding of the principal operational and financial objectives, strategies and plans of the Fund, the results of operations and the financial condition of the Fund.

In order to fulfill his duties to the Fund, each Trustee should: (i) prepare for meetings of the Trustees; (ii) be informed about the current and proposed activities of the Fund; (iii) review the minutes of meetings, including any meeting not attended as well as any resolutions passed or actions taken; (iv) obtain advice from outside or independent advisors and consultants when necessary; (v) consider whether the minutes of the previous meeting of the Trustees represent the discussions that took place and the resolutions that were passed; and (vi) be attentive to matters arising in respect of the Fund's activities.

3. Mandate re: Stewardship Responsibility and Core Functions

The Trustees of Newalta Income Fund (the "Fund") acknowledges its responsibility for the stewardship of the Fund, including responsibility for the following matters:

(a) to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (CEO) and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) the adoption of a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the Fund's business and ensuring the implementation of appropriate systems to manage those risks;

(d) succession planning, including appointing, training and monitoring senior management;

(e) the adoption of a communications policy for the Fund;

(f) the Fund's internal control and management information systems; and

(g) developing the Fund's approach to corporate governance, including developing a set of governance principles and guidelines that are specifically applicable to the Fund.

The Trustees have identified the following core functions:

(a) choosing the CEO and ensuring that the senior management team is sound, focused and capable of successfully managing the enterprise;

(b) setting the broad parameters within which the management team operates, including adopting a strategic planning process and approving a strategic direction; defining a framework to monitor the management of business opportunities and risks, and related matter;

(c) providing direction and advice to the CEO and the management team;

(d) monitoring and assessing the performance of the CEO; and

(e) providing assurance to securityholders and stakeholders about the integrity of the Fund's financial performance.

4. Limitations on Liability of Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. Without limiting the generality of, and subject to, the foregoing, no Trustee shall be liable for any loss or damage which may occur to the assets of the Fund, including all monies, properties and other assets as are held by the Fund and the Trustees on behalf of the Fund (the "Fund Assets"), or any part of the Fund Assets at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of persons, the securities of which form part of the Fund Assets;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Deed of Trust provides that Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of the Fund. Further, the Deed of Trust stipulates that no property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. As provided under the Deed of Trust, no recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator, shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees and the Fund shall be solely liable therefor and resort shall be had solely to the Fund Assets for payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Deed of Trust provides that Trustees are and shall be conclusively deemed to be acting as trustees of the Fund Assets. Pursuant to the Deed of Trust, the Trustees will use reasonable efforts to ensure that a contractual provision is included in respect of any obligations or liabilities, including agreements to the effect that neither the Unitholders nor the Trustees have any personal liability or obligations in respect thereof. An appropriate provision would be as follows:

> *"The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as trustees on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustees or any registered or beneficial holder of units of the Fund or any beneficiary under a plan of which a holder of units acts as a trustee or carrier, and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, and recourse shall be limited to, and satisfied only out of, the "Fund Assets" as defined in the Deed of Trust of the Fund dated as of January 16, 2003, as amended from time to time."*

It is noted that the Deed of Trust provides that the omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustees or any Unitholder. If, notwithstanding this provision, the Trustees or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee or Unitholder shall be entitled to indemnity and reimbursement out of the Fund Assets to the full extent of such liability.

5. Conflicts of Interest

A Trustee who is a party to a material contract or proposed material contract with the Fund, or who is a director or officer of or has a material interest in any corporation or entity which is a party to a material contract or proposed material contract with the Fund, must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of Trustees, the nature and extent of his interest and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to his remuneration as a Trustee or one for indemnity or insurance in respect of him.

The disclosure required to be made by a Trustee where there is a conflict of interest must be made at the meeting at which a proposed contract is first considered by the Trustees of the Fund or, if the Trustee had no interest in a proposed contract at the time of such meeting, at the first meeting of the Trustees after he acquires an interest. If the Trustee acquires an interest after a contract is made, he must disclose his interest at the first meeting of the Trustees of the Fund after acquiring the interest. If a person who has an interest in a contract later becomes a Trustee, he must disclose his interest at the first meeting of the Trustees of the Fund after he becomes a Trustee.

Subject to the foregoing, each Trustee, in his personal capacity or in any other capacity, may buy, lend upon and deal in securities of the Fund and generally may contract and enter into any financial transaction with the Fund without being liable to account for any profit made thereby.

6. Independence

A Trustee is to act in the best interests of the Fund generally and not in the interest of any one Unitholder or group of Unitholders.

7. Confidentiality

Subject to any specific policies, Trustees of the Fund have an obligation to maintain the confidentiality of matters discussed at meetings of the Trustees unless:

(a) it was clearly understood at the meeting of Trustees that the information was not required to be kept in confidence;

(b) the Trustee was required or authorized by law to disclose the information; or

(c) the Trustee was authorized expressly or implicitly by the Trustees of the Fund to disclose the information.

8. Duty Not to Misuse Information or Position

A Trustee must not misuse his position or make improper use of information acquired by virtue of his position to gain, directly or indirectly, an advantage for himself or any other person or to cause detriment to the Fund. Trustees are insiders of the Fund and, as such, must not use information about the Fund to trade in securities or to assist others to trade in securities of the Fund before the information is available to the public.

9. Communication to Unitholders

The Trustees are to comply with the Fund's applicable disclosure policy to ensure effective communication with Unitholders and the public generally. Accurate, appropriate and timely disclosure is to be made to Unitholders and to the public in respect of material information relating to the affairs of the Fund. In addition, the Trustees shall have regard to the provisions of the Deed of Trust relating to communication with Unitholders.

10. Delegation of Authority to Committees

The Trustees of the Fund may delegate authority and functions to committees of Trustees as the Trustees may, in their sole discretion, deem necessary or desirable to effect the administration of the duties of the Trustees under the Deed of Trust.

11. Matters within Sole Purview of Trustees

Unless otherwise determined by the Trustees from time to time, the following matters are within the sole purview of the Trustees and may not be delegated by the Board of Trustees to a committee of trustees or to an officer of the Fund:

(a) the submission to the Unitholders of any question or matter requiring the approval of the Unitholders;

(b) the filling of a vacancy among the Trustees or in the office of the auditor;

(c) the issuance of securities, except in the manner and on the terms authorized by the Trustees;

(d) the declaration or authorization of distributions;

(e) the purchase, redemption or other acquisition of units of the Fund, except in the manner and on the terms authorized by the Trustees;

(f) the payment of a commission to any person in consideration of: (i) his purchasing or agreeing to purchase securities of the Fund from the Fund or from any other person; or (ii) his procuring or agreeing to procure purchasers for units of the Fund; and

(g) the approval of a management proxy circular and annual information form.

12. Financial Statements

The Trustees shall approve the annual financial statements of the Fund and deliver the financial statements of the

Fund, and the auditors' report thereon, for the preceding year to the Unitholders at least 21 days prior to the date of the annual meeting of the Unitholders of the Fund and within 140 days of the end of the fiscal year of the Fund..

A Trustee is required to forthwith notify both the Audit Committee and the Fund's auditors of any material error or misstatement of which he becomes aware in the audited financial statements of the Fund. The Trustees of the Fund shall prepare and issue corrected financial statements on being informed of a material error or misstatement by an auditor or former auditor and file such statements with or inform the appropriate securities regulatory authorities.

13. Auditors

On request from the Fund's auditors, each Trustee shall furnish to the auditors any information and explanations and allow access to any books, records, documents, accounts or vouchers of the Fund that he is reasonably able to furnish and which the auditors consider necessary to enable them to report on the annual financial statements.

14. Unitholder Meetings

Annual meetings of the Unitholders shall be called on or before June 30 in each year, at such time and at a place in Canada set by the Trustees.

15. Matters Requiring Trustee Approval

Until otherwise amended or specifically provided for by resolution of the Trustees, the following matters require approval of the Trustees:

(a) all matters referred to in item 11 of these Terms of Reference and identified as falling within the sole purview of the Trustees;

(b) the annual budgets for the Fund and any amendments thereto;

(c) compensation (including options, bonuses and forms of compensation) for executive officers of the Fund having regard to the recommendations of any properly constituted committee in respect of such matters and the recommendations of the Chief Executive Officer.

(d) any acquisition, disposition or other transaction involving a financial threshold in excess of $7.5 million;

(e) the selection of principal advisors to the Fund, including banking, legal, and financial;

(f) the appointment of officers of the Fund;

(g) the appointment of members to committees (if any) of the Trustees;

(h) any transaction involving senior management that is outside policy or which, because of the nature of transaction or the potential for conflict because the parties are not acting at arm's length; and

(i) major and significant corporate decisions, including any contract, arrangement or transaction which would reasonably be considered to be material or of such significance as to reasonably warrant consideration by the Trustees.

The foregoing is a general overview of the roles and responsibilities of the Trustees of the Fund and is not meant to provide an exhaustive review thereof. Trustees should have regard to the specific provisions of the Deed of Trust.

APPENDIX "A"

Powers and Authorities of the Trustees (Section 9.1 of Deed of Trust)

In addition to any other powers and authorities conferred by the Deed of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees without any action or consent by the Unitholders, shall have, and may exercise at any time and from time to time, the following powers and authorities which may or may not be exercised by the Trustees in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Fund;

(b) to maintain records and provide reports to Unitholders;

(c) to effect payment of distributions to the Unitholders;

(d) to invest any and all funds and monies of the Fund in the manner set forth in the Deed of Trust;

(e) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any Securities (including the Shares and the Notes) comprising the Fund Assets to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(f) subject to Section 9.3 of the Deed of Trust, to sell, transfer, assign and convey, for and on behalf of the Fund, all or any portion of the Fund Assets on such terms and conditions as the Trustees shall deem to be in the best interests of the Unitholders;

(g) where reasonably required, to engage or employ on behalf of the Fund any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, to delegate any of the powers and duties of the Trustees to The Fund or any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustees, except as provided in this Deed of Trust;

(i) to collect, sue for and receive all sums of money coming due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, settle, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the assets of the Fund or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) to arrange for insurance contracts and policies insuring the Fund, the Fund Assets, the business of The Fund and/or any or all of the Trustees or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustees or Unitholders or otherwise;

(k) to cause legal title to any of the assets of the Fund to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Fund or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustees may determine and with or without disclosure that the Unitholders, the Fund or a Trustee is interested therein, provided however that should legal title to any of the Fund Assets be held by and/or in the name of any person or persons other than a Trustee or the Fund, the Trustees shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Unitholders;

(l) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Fund from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Fund and for such purpose to draw, make, execute and issue loan agreements, promissory notes, debentures, convertible debentures, notes or similar debt securities and other negotiable and non-negotiable instruments and evidences of indebtedness (any or all of which may contain limitations or restrictions on payments, transfers, distributions or dispositions);

(m) without limit as to amount, to lend funds to any Persons including, without limitation, The Fund, in such manner and for such purposes as have been and may be approved and determined to be in the best interests of the Unitholders by the Trustees;

(n) to guarantee, indemnify or act as a surety with respect to the payment or performance of any indebtedness, liabilities or obligations of any kind of any Person including, without limitation, The Fund or any affiliate or the Fund and, if required, to pledge Securities of such Person as security for such guarantee or indemnity;

(o) to enter into any subordination, postponement or priority agreement on behalf of the Fund with any lender or creditor to any Person, including The Fund or any affiliate of the Fund, pursuant to which, among other things, the Fund may agree to subordinate and postpone its right to receive income and to be paid on the Notes by The Fund or any such affiliate (or any other debt obligations or security of The Fund or any such affiliate to the Fund) to the rights of such lender or creditor to The Fund or any affiliate of the Fund, and which agreement may further provide, without limitation, that in the event of a default by The Fund or any such affiliate of the Fund to any of its lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of The Fund or any such affiliate of the Fund will make any further payments in respect of the Notes (or other such obligations) to the Fund, and the Fund will not make any further cash distributions to Unitholders;

(p) to charge, mortgage, hypothecate, pledge or assign on behalf of the Fund, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Fund Assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Fund or to secure any guarantee granted by the Fund;

(q) to issue Units for such consideration as the Trustees may deem appropriate in their sole discretion, such issuance to be subject to the terms and conditions of this Deed of Trust;

(r) to enter into and perform the obligations of the Fund under the Administration Agreement;

(s) in addition to the mandatory indemnification provided for in Section 9.8 to the extent permitted by law to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Fund has dealings including, without limitation, the Trustees, the Depository or the registrar and transfer agent, to such extent as the Trustees shall determine;

(t) without the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws not inconsistent with this Deed of Trust containing provisions relating to the Fund, the Fund Assets and the conduct of the affairs of the Fund, but not in conflict with any provision of this Deed of Trust;

(u) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Fund Assets, undertaking or income of the Fund, or imposed upon or against the Fund Assets, undertaking or income of the Fund, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Fund's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(v) to vote in favour of the adoption by the Fund of a Unitholders' rights plan which plan will be effective as at the date of such adoption. Such Unitholder rights plan shall terminate on the date which is six months from the date of such adoption unless ratified and confirmed by the Unitholders in accordance with this Deed of Trust;

(w) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers granted to the Trustees under the terms of this Deed of Trust;

(x) to use their best efforts to ensure that the Fund complies at all times with the requirements of the Tax Act including paragraph 108(2)(a) and subsection 132(6) thereof; and

(y) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, to promote any of the purposes for which the Fund is formed and to carry out the provisions of this Deed of Trust.

Restrictions on Trustee's Powers (Section 9.3 of Deed of Trust)

Notwithstanding Section 9.1, the Trustees may not at any time following the Effective Date under any circumstances whatsoever authorize:

(a) any amalgamation or other merger of Newalta or AcquisitionCo with any other corporation, except pursuant to the Arrangement or with one or more direct or indirect wholly-owned subsidiaries of the Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any Securities held by the Fund or any other sale, lease or exchange of all or substantially all of the Fund Assets, except pursuant to the Arrangement, pursuant to an in specie redemption under Section 6.5, pursuant to any security granted under Section 9.1(p), pursuant to any internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Fund and any one or more of:

(i) Newalta;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iii) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to the Arrangement, pursuant to any security granted by Newalta or under Section 9.1(p), pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) the Fund;

(ii) Newalta;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Fund;

(iv) any trust or trusts, the sole beneficiaries of which are the Fund and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Fund,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

File No. 82-34834

NEWALTA INCOME FUND

1200, 333 – 11th Avenue S.W.
Calgary, Alberta, Canada
T2R 1L9

Telephone: (403) 266-6556
Facsimile: (403) 262-7348

NEWALTA INCOME FUND

Calgary, Alberta, Canada

PROXY SOLICITED BY THE BOARD OF TRUSTEES AND MANAGEMENT OF NEWALTA CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

May 18, 2006

The undersigned, being a holder (a "Unitholder") of trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), hereby appoints Alan P. Cadotte of Calgary, Alberta, or failing him, Ronald L. Sifton of Calgary, Alberta, or instead of either of the foregoing ________________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the Annual and Special Meeting of Unitholders (the "Meeting") to be held at 3:00 p.m., (Calgary time) on May 18, 2006 at The Calgary Petroleum Club in the Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, the said proxy being specifically instructed to vote the Trust Units represented by this form of proxy at the Meeting as follows:

1. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of Newalta Fund at a remuneration to be determined by the board of trustees of Newalta Fund;
2. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the election as trustees of the nominees set forth in the accompanying Management Information Circular and Proxy Statement (the "Information Circular");
3. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the approval of the 2006 Trust Unit Rights Incentive Plan of Newalta Fund as described in the Information Circular;
4. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the approval of the replacement of trust units of Newalta Fund which have been issued pursuant to the exercise of rights granted under the Trust Unit Rights Incentive Plan of Newalta Fund since the date of implementation of such plan as described in the Information Circular;
5. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the approval and ratification of the granting of certain rights under the Trust Unit Rights Incentive Plan as described in the Information Circular;
6. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the approval a proposed internal reorganization of Newalta Fund and its subsidiaries and certain consequential amendments to the Deed of Trust of Newalta Fund as described in the Information Circular; and
7. on any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

This proxy is being solicited by the board of trustees of Newalta Fund and the management of Newalta Corporation for use at the Meeting. Unitholders are directed to the Information Circular which accompanies this form of proxy.

IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE SAID APPOINTEES SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE TRUST UNITS REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT.

The person exercising this instrument of proxy has discretionary authority and may vote the Trust Units represented hereby as he or she considers best with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.

(SIGNATURE REQUIRED ON REVERSE SIDE OF PROXY)

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ____ day of ____________________, 2006.

____

Signature of Unitholder*

____

Name - Please Print

Number of Trust Units Held: ______________________________

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope or sent by facsimile and must be received by Valiant Trust Company, Attention: Proxy Department, Suite 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (fax number: 403-233-2857), at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the Unitholder or the Unitholder's attorney authorized in writing. If the Unitholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate.

NEWALTA INCOME FUND

FINANCIAL STATEMENT REQUEST FORM

In accordance with securities regulations, Newalta Income Fund will send its annual financial statements and quarterly financial statements (including the related MD&A) only to those non-registered holders of trust units of Newalta Income Fund who request to receive such documents. Not only will this save paper, but it will also reduce the administrative expenses of Newalta.

Therefore, we are writing to ask you if you would like to receive these documents by mail.

If you do not choose to receive the annual financial statements or the quarterly financial statements by mail, they will still be available to you at *www.newalta.com* and at *www.sedar.com.*

Please note that you *will not* receive the annual financial statements or the quarterly financial statements (including the related MD&A) of Newalta Income Fund unless you complete and return this Financial Statement Request Form.

☐ Mark this box if you wish to receive quarterly financial statements and related MD&A by mail.

☐ Mark this box if you wish to receive annual financial statements and related MD&A by mail.

Non-registered Unitholders will be asked to renew their requests to receive annual financial statements and interim financial statements (including the related MD&A) each year.

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ Postal Code: ______________

Signature: ______________________ Date: ______________________

CUSIP: 650 20R 109

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

NEWALTA

March 24, 2006

Autorité des marchés financiers
800 Victoria Square,
PO Box 246, 22nd Floor
Montreal, Quebec H4Z 1G3

Dear Sirs/Mesdames:

RE: Newalta Income Fund

In accordance with Section 114 of the Regulations under the *Securities Act* (Québec) (the "Act"), we are writing to report that during the fiscal year ended December 31, 2005, Newalta Income Fund did not issue any securities in the Province of Québec pursuant to any of the exemptions contained in Section 52 of the Act.

Yours truly,

NEWALTA CORPORATION,
the Administrator of
NEWALTA INCOME FUND

(signed) *Took Whiteley*

Took Whiteley
General Counsel

TW/vz

File No. 82-34834

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

March 24, 2006

NEWALTA

NEWALTA INCOME FUND

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Certain statements contained in this document constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta, the subsidiaries of Newalta Fund and/or Newalta, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, general market conditions, commodity prices, fuel costs, competition, regulation, seasonality, industry conditions, access to industry and technology, integration of PSC Canada into Newalta, Stoney Creek Landfill operations, dependence on senior management, labour unions, insurance, possible volatility of unit price, debt service, growth, acquisition strategy, future capital needs and availability of funds to finance expansion of services, dependence of Newalta Fund on senior management and Newalta, the nature of the trust units, unlimited liability of unitholders, income tax treatment of Newalta Fund, the mutual fund trust status of Newalta Fund, government budget proposals and the factors discussed under the headings "Information Respecting Newalta – Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta – Risks Related to the Structure of Newalta Fund" contained in this document.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this document are expressly qualified by this cautionary statement. Unless otherwise required by law, Newalta Fund does not intend, or assume any obligation, to update these forward-looking statements.

All initialized capital words used in this Annual Information Form which are not otherwise defined herein shall have the meanings ascribed thereto in the Glossary of Terms.

NEWALTA INCOME FUND

Newalta Income Fund ("**Newalta Fund**") was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta Corporation ("**Newalta**") and Newalta owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("**Newalta Industrial**"). Newalta is the corporation resulting from the amalgamation of Newalta Corporation and Newalta Acquisition Corporation, which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. See "Information Respecting Newalta and Newalta Industrial – Recent Developments – Acquisition of PSC Industrial Services Canada Inc.". The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes. Newalta Fund participates in the cash flow from the business carried on by Newalta through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the Trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the (i) interest income earned from, and the repayments of principal on, the Notes, (ii) dividends, if any, received on the Common Shares, and (iii) amounts, if any, received on the repurchase of the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) provide for the payment of any costs, expenses or liabilities incurred or to be incurred in the activities and operations of Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement entered into by Newalta or any of its subsidiaries or affiliates; and (iii) make allowances for contingencies or for working capital, investments or acquisitions. Newalta endeavours to distribute the balance to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month. See "Information Respecting Newalta Income Fund".

Newalta Fund is restricted to:

(a) investing, directly or indirectly, in any of the securities issued by Newalta and borrowing funds for that purpose;

(b) investing in any other securities of any person and making such investments as the Trustees may determine and borrowing funds for that purpose; provided that, such investments do not at the time of investment: (i) prevent the Trust Units from qualifying as units of a "unit trust" and "mutual fund trust" within the meaning of the Tax Act; or (ii) result in the Trust Units being disqualified for investment by Exempt Holders;

(c) temporarily holding cash and short term investments in accordance with a policy from time to time determined by the Trustees for the purposes of making investments, paying the expenses and the liabilities of Newalta Fund, paying amounts payable by Newalta Fund in connection with the redemption of any Trust Units, or making distributions to Unitholders;

(d) issuing Trust Units or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of Newalta Fund, completing any acquisition of securities or any other assets for the benefit of Newalta Fund, implementing compensation plans, if any, established by the Trustees for the benefit of Newalta Fund, and making non-cash distributions to Unitholders as contemplated by the Deed of Trust including pursuant to distribution reinvestment plans or distribution reinvestment and Trust Unit purchase plans, if any, established by Newalta Fund;

(e) issuing debt securities provided recourse shall be limited to the assets of Newalta Fund;

(f) repurchasing and redeeming Trust Units, including pursuant to any issuer bid made by Newalta Fund;

(g) performing all acts necessary, incidental, ancillary or related to any of the foregoing paragraphs (a) to (f); and

(h) undertaking such other activities, or taking such actions as shall be approved by the Trustees from time to time.

Newalta Fund shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on January 16, 2003 unless terminated prior to such time in accordance with the terms of the Deed of Trust.

INFORMATION RESPECTING NEWALTA AND NEWALTA INDUSTRIAL

Background

Newalta was incorporated on July 15, 1980, and was continued under the ABCA on August 31, 1984. On June 4, 1991, two wholly-owned subsidiaries of Newalta amalgamated to form Newalta Environmental Services Corporation which then amalgamated with Newalta and continued under the name Newalta Corporation. On January 1, 2002, Newalta amalgamated with three of its wholly-owned subsidiaries and continued under the name Newalta Corporation. On March 1, 2003, pursuant to the terms of the Arrangement, Newalta amalgamated with Newalta Acquisition Corporation. The head office of Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

Newalta Industrial was incorporated on December 22, 2005 pursuant to the laws of the Province of New Brunswick. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. See "Information Respecting Newalta and Newalta Industrial – Recent Developments – Acquisition of PSC Industrial Services Canada Inc.". On January 12, 2006, Newalta Industrial was continued under the ABCA. The head office of Newalta Industrial is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9, and the registered office of Newalta Industrial is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7.

General

Newalta is engaged in the processing and recovery of resalable products from waste materials. Through its three operating divisions, Newalta provides waste management and recycling services in Canada through a network of 56 operating facilities with many of these facilities recently constructed or with substantial capital investments. Newalta currently has approximately 1,500 employees.

Newalta commenced operations in 1982. In 1992, new management developed a growth strategy around its profitable Conventional Oilfield sector. During the period 1992 to 1996, Newalta added three new sectors: Heavy Oilfield in 1993, Oil Recycling in late 1994 and Industrial Services in mid 1996. From 1992 to 2005, Newalta experienced an average of 30% annual growth in revenue. Approximately half of this growth was attributable to acquisitions while the balance was attributable to the development of new facilities and additional services at existing facilities.

Newalta's capital assets include approximately $325 million (based on net book value) in plant and equipment with approximately $41 million (based on net book value) in goodwill and intangibles. Over the past 10 years, earnings before interest, taxes, depreciation and amortization has averaged 30% of revenue and 18% of capital assets.

Since 1994, Newalta has focused on investments in technology that are intended to maximize the recovery of products for resale and minimize the waste residues that require ultimate disposal. Centrifuge technology developed in the Conventional Oilfield sector was successfully integrated into the Heavy Oilfield and Industrial Services sectors. Technology and market development in the Oil Recycling sector have led to improved products and new market opportunities.

In 2002, Newalta combined the Conventional Oilfield and Heavy Oilfield sectors to form the Oilfield division ("**Oilfield**") and combined the Industrial Services and Oil Recycling sectors to form the Industrial division ("**Industrial**").

In 2005, Newalta continued to grow its business, strengthen its organization and improve its financial performance. Internal investments totaling $34.7 million were made to expand capacities, increase market coverage, improve efficiencies and add services in each of Oilfield and Industrial. Five acquisitions were completed in 2005 for an aggregate of $70.2 million and the acquisition of PSC Industrial Services Canada Inc. ("**PSC Canada**") was completed in January 2006 at a purchase price of $110 million. The business previously carried on by PSC Canada is currently operated by the Central division ("**Central**") and is conducted solely through Newalta Industrial.

On January 12, 2006, Newalta Fund announced its 2006 capital budget of $118 million, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million of acquisitions of small complimentary businesses in western Canada, $5 million for the preparation and construction of new landfills in western Canada, as well as $12.5 million in corporate investments that primarily relate to a new information system being implemented to support the continued growth of Newalta Fund. It is anticipated that the remaining $67.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield (approximately $35 million), Industrial (approximately $10 million) and Central (approximately $22.5 million).

A more stringent regulatory environment and initiatives of major producers to improve collection and recycling programs have substantially increased volumes of waste collected and recycled in recent years. A key competitive advantage for Newalta is an integrated collection network required to achieve a cost-effective system. To establish this type of a network represents a substantial barrier to any new entrants in the market. High barriers to entry include: (i) the requirement for new facilities to achieve regulatory approval, a process that can take up to two years; (ii) high capital costs to establish new facilities; (iii) maintaining an efficient combination of transportation and disposal costs which result in competitive market conditions; and (iv) the requirement that operators of a waste management facility require the posting of financial security in order to operate the facility.

Recent Developments

Acquisition of PSC Industrial Services Canada Inc.

On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of PSC Canada for $110 million cash (the "**PSC Acquisition**"). Headquartered in Hamilton, Ontario, PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. The business is currently operated by Central. See "Information Respecting Newalta and Newalta Industrial – Central Division".

The purchase price for PSC Canada was $110 million, plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital. The PSC Acquisition was financed from credit facilities provided to Newalta that consisted of $200 million in extendible revolving term facilities (the "**Term Facilities**") and a $70 million non-revolving term facility due 180 days from closing (the "**Bridge Facility**").

The PSC Acquisition and the assets acquired are described in greater detail in the Business Acquisition Report (the "**BAR**") of Newalta Fund dated February 15, 2006, which is incorporated by reference in this Annual Information Form. The BAR also contains audited annual financial statements of PSC Canada for the year ended December 31, 2004, unaudited comparative interim financial statements for the nine months ended September 30, 2005 and unaudited pro forma consolidated financial statements of Newalta Fund after giving effect to the PSC Acquisition.

Equity Issue

On March 3, 2006, Newalta Fund issued 7,000,000 trust units at a price of $28.00 per unit for gross proceeds of $196 million. The net proceeds of $186.2 million from the offering were used to repay the funds borrowed to complete the PSC Acquisition under the Bridge Facility and pay down a portion of the outstanding indebtedness under the Term Facilities.

Acquisitions in 2005

Effective November 1, 2005, Oilfield acquired the drill-site and drilling fluid assets of Calgary-based GLP Group Inc. ("**GLP**"). The purchase price of $47.5 million consisted of $23.5 million cash and the issuance of 1,167,883 Trust Units at a deemed price of $20.55 per Trust Unit. In addition to the purchase price, $5.4 million of working capital was acquired for cash. Operating out of its facility in Leduc, Alberta, GLP employs 118 people in two operating units, Unique Oilfield Technology Services ("**UNOTEC**") and Symco Drilling Fluids ("**Symco**"). UNOTEC provides comprehensive drill-site waste management systems that have gained wide customer acceptance and currently have approximately 25% of this service market. The systems handle drilling wastes from the point of generation to final treatment and disposal and provide an environmentally sound and efficient waste management service to customers. UNOTEC operated 43 waste management systems. Newalta ordered an additional 16 waste management units in the fourth quarter of 2005 for an aggregate of $7 million, with delivery of all such units expected to occur during 2006. Symco develops and supplies oil-based drilling fluids and fluid management programs primarily for gas exploration. The acquired businesses, which are concentrated in the Niton Junction and Grand Prairie, Alberta and Fort St. John, British Columbia areas, complement Newalta's existing facility network. The new businesses are consistent with Newalta's strategy to expand services to existing customers and they are expected to complement Newalta's drill-site centrifuge rental business.

Effective August 1, 2005, Newalta acquired substantially all of the assets of WasteCo Environmental Services Ltd. These operations, with 73 people, provide a broad range of oilfield and industrial waste management services in Alberta, British Columbia and Saskatchewan which complement the existing operations of each of Oilfield and Industrial. The acquisition broadened Newalta's service offering to include turnkey outsourcing of all waste and environmental management services including waste tracking and oilfield site reclamation. The business included three soil treatment operations, two transfer station facilities and two industrial landfill operations. The total purchase price for the acquisition, including $2.7 million of working capital, was $8.1 million in cash.

Consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage, during 2005, Oilfield also acquired an oilfield facility near Fox Creek, Alberta and an oilfield waste facility near Plover Lake, Saskatchewan.

During 2005, Industrial acquired a business which provides on-site industrial cleaning, high-pressure washing and tank cleanouts to refineries and petrochemical companies located in Edmonton and Fort Saskatchewan, Alberta. Its specialized fleet included 18 high-pressure industrial wash units and 17 vacuum trucks.

Acquisitions in 2004

On March 31, 2004, Newalta acquired the assets of the Scanland's vacuum truck, industrial waste and related operations located in the east Kootenay region of southern British Columbia for a purchase price of $4.55 million cash. The business has historically generated annual revenue of approximately $3.5 million and has been operating for 50 years. The business operations acquired included a fleet of 22 vehicles involved in the collection, transportation and disposal of industrial sludges and waste water as well as general vacuum truck and industrial services.

Newalta also acquired, for a purchase price of $5.0 million cash, the assets of Coyote Oilfield Rentals (Alta.) Ltd., consisting of 28 centrifuge units which are leased to oil and gas producers throughout western Canada as part of their comprehensive drilling mud management program.

In the first quarter of 2004, Newalta also acquired, for an aggregate purchase price of $6.5 million, two satellite oilfield facilities, one located near Drumheller, Alberta and the other located near Redwater, Alberta. The acquisitions were consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage.

Acquisitions in 2003

On December 1, 2003, Newalta acquired the Hazmat Transportation Services and Waste Logistics assets from ECL Environmental Services Ltd. for $5.2 million cash. Operating out of four facilities in Calgary, Red Deer, Edmonton and Fox Creek, Alberta, the acquired businesses employed 45 people and historically generated annual revenue of approximately $10 million. The Calgary and Edmonton operations have been integrated into Newalta's existing facilities. The Hazmat operations included a fleet of 18 vacuum units based in Edmonton, Calgary and Red Deer and are involved in the transportation of industrial sludges and waste waters. Newalta is currently expanding its sludge processing capabilities and the Hazmat vacuum units have extended Newalta's service offerings. The Waste Logistics operations involved over 1100 bins for oilfield waste and contaminated soils generated in the oil and gas industry. These operations have expanded Newalta's existing lugger bin service operations in these markets. Waste Logistics was also involved in waste brokerage and on-site waste management, hazardous waste transportation and site remediation. These business units represent opportunities for Newalta to further utilize its network to expand services to existing customers.

Newalta also acquired a satellite oilfield facility in southwest Saskatchewan on July 3, 2003 for a purchase price of $3.2 million consisting of $0.7 million cash and the issuance of 250,000 Trust Units.

Operations of Newalta

As at December 31, 2005, Newalta had two reportable segments: Oilfield and Industrial. The following table sets out the revenue (in thousands) generated from these two divisions over the last three fiscal years:

	Year Ended December 31					
	2005		2004		2003	
	Revenue ($000's)	% of Total Revenue	Revenue ($000's)	% of Total Revenue	Revenue ($000's)	% of Total Revenue
Oilfield...........	$170,850	69	$114,692	64	$104,750	68
Industrial.........	77,236	31	63,976	36	50,282	32
Total..............	$248,086	100	$178,668	100	$155,032	100

Following year-end, Newalta added Central as its third reportable segment.

Oilfield Division

Oilfield provides the oil and gas industry in western Canada with waste management and recycling services through a network of 29 fixed facilities, four landfills, on-site services, drill site services and project related work. Oilfield specializes in processing oilfield waste material including crude oil emulsion, tank bottoms, drilling waste, drilling mud, completion fluids, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Oilfield also provides custom treating, clean oil terminalling, water disposal, tank washing, drilling mud sales, drilling mud solids control, drilling mud reconditioning, drill cuttings management, drilling waste management and site reclamation services. Activity in Oilfield is driven by crude oil production and drilling activity.

In 2005, Oilfield had over 1,800 customers, the top 20 of which accounted for approximately 43% of total division revenue, with no one customer representing more than 7% of such revenue. This division has established strong relationships with its key accounts which are expected to enhance the stability and predictability of future revenues. Newalta currently owns and operates approximately 55% of all of the oilfield waste management facilities (excluding landfills) located in western Canada and presently maintains an approximately 50% market share in waste processing.

Oilfield recovers and markets crude oil from oilfield wastes. Revenue in this division was approximately $170.9 million for the year ended December 31, 2005, compared to $114.7 million for the year ended December 31, 2004. This division accounts for 67% of Newalta's total assets and generated 69% of Newalta's total revenue in 2005.

In 2005, approximately 47% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 11% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. In a declining crude oil pricing environment, there is an immediate negative impact on Oilfield's revenue and margins from reduced prices received for its recovered and sold crude oil. The impact of declining crude oil prices on volumes of oilfield waste materials received for processing also has an immediate negative effect on revenue and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower netbacks and higher volumes of waste materials generated in heavy oil production as compared to light oil production. With the decline of the heavy oil facilities contribution to total revenue (9% in 2005 from 25% in 1997), Newalta is substantially less sensitive to fluctuations in heavy oil prices.

During 2005, the Oilfield facilities processed approximately 950,000 cubic meters of waste solids and fluids (700,000 cubic meters in 2004). In 2004, Oilfield introduced its first steam assisted gravity drainage on-site centrifuge process at a customer owned and operated location. During 2005, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste streams and expanded centrifugation operations to further penetrate the on-site and drill site market sectors. In 2005, a total of approximately 1,319,000 bbls of crude oil was recovered (1,067,000 bbls in 2004) of which 341,500 bbls were sold for Newalta's account (334,700 bbls in 2004), with the balance credited to customers. In 2005, Oilfield operated 75 centrifuges and, in management's opinion, continues to lead the market in centrifugation technology.

Oilfield generates a significant volume of solid residue from the processing of oilfield waste. Solid residue volume has significantly increased due to growth in the oilfield industry. To improve the management of the residue, this division established and acquired four landfills in Alberta and Saskatchewan (Zama, Elk Point, Swift Current and Fairview) and management expects to continue to expand capacity through the construction of new landfills over the next five years. To maximize its landfill investment and to improve service to key corporate accounts, Oilfield recently expanded service to include third party direct landfill volumes.

In 2004, Oilfield established a drill site centrifuge service through the acquisition of the assets of Coyote Oilfield Rentals (Alta.) Ltd. Subsequent acquisitions in 2005 expanded drill site operations to include drilling waste management, site reclamation, drilling mud sales and drill cuttings management.

In 2004, Oilfield introduced its first on-site centrifuge process at a customer owned steam assisted gravity drainage ("SAGD") operated location. SAGD is an *in-situ* production process used by oil production companies to recover oil from oil sands. Management of the waste streams related to the SAGD market in Alberta continues to evolve and Newalta believes that long-term opportunities exist in the Fort McMurray area.

In 2005, approximately $89.2 million of capital was invested. Capital expenditures consisted of productivity improvements at several facilities, the addition of centrifuges, acquisitions and maintenance capital. The near term growth strategy of Oilfield is to maximize performance in the base business while continuing to execute low risk growth opportunities in satellites, on-site, drill site and landfills.

Industrial Division

Industrial collects industrial wastes from approximately 5,200 customers through a network of 19 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters, oily sludges and industrial wastewaters. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. In 2005, the sale of recycled products accounted for approximately 42% of revenue from this division, with the remaining 58% generated from on-site services, collection fees and processing fees. During periods of increasing commodity prices, competition for used oil escalates as industrial fuel customers aggressively source alternative fuel sources, which reduces collection revenue. As Industrial operates a fleet of over 100 collection trucks, rising commodity prices increase transportation fuel costs.

For the year ended December 31, 2005, this division generated revenue of approximately $77.2 million ($64.0 million in 2004), representing 31% of Newalta's total revenue in 2005. The top 20 customers of this division account for approximately 45% of Industrial's revenue, with no one customer currently representing more than 10% of revenue.

In 2005, approximately $14.2 million of capital was invested. Capital expenditures consisted of productivity improvements at several facilities, addition of centrifuges, acquisitions and maintenance capital.

During 2005, Newalta concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Newalta anticipates revenue growth in this division for the year 2006 from continued market development focused on the processing of industrial sludges, the expansion of on-site services and project work and the acquisition of complimentary businesses.

Central Division

The operations of Central are conducted solely through Newalta Industrial. Central provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of eight facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. This division operates with four integrated service offerings: Waste Management; Transportation and On-site Services; Emergency Response Services and Industrial Cleaning.

Two waste management facilities in Hamilton consolidate, pre-treat and transfer solid, non-hazardous industrial waste to the Stoney Creek Landfill (formerly the Taro Landfill). The Stoney Creek Landfill, also located in Hamilton, is permitted to receive solid, non-hazardous industrial wastes. This engineered landfill is one of seven industrial landfills in southern Ontario. The landfill handles approximately 500,000 tonnes of waste per year and has 18 years of remaining life at the current fill rate.

The five Ontario waste transfer and processing facilities located in Barrie, Toronto, Windsor, Brantford and Fort Erie are permitted by the Ontario Ministry of Environment to provide hazardous and non-hazardous waste management services. Their primary function is to collect, consolidate and process industrial wastes from customers in Ontario as well as bordering provinces and states.

Central also operates at certain customer sites and manages all their waste management activities. Under these arrangements, customers' waste streams are outsourced to this division to take advantage of its experience, comprehensive services and integrated facility network.

A comprehensive fleet of specialized service vehicles collects and transports hazardous and non-hazardous industrial wastes to support the facility network. The fleet includes vacuum, lugger and straight trucks. Transportation equipment and staff are based from the service centres. The fleet also provides mobile industrial cleaning services, including high and low pressure washing, power vacuuming, and CO_2 (dry ice) blasting at customers' sites.

The emergency response network operated by Central provides additional services to customers. It is a 24-hour-a-day, 7-day-a-week emergency service for spills, providing containment, cleanup and disposal of dangerous or hazardous materials.

Industrial in-plant maintenance and cleaning services are provided by employees of Central stationed permanently at customers' sites. These services are designed to capitalize on customers' needs for outsourcing and to satisfy their demand for service provider consolidation.

Share Capital

Newalta is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of Newalta and to one vote at such meetings. The holders of Common Shares will be, at the discretion of the Board of Directors and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares. The holders of Common Shares will be entitled to share equally in any distribution of the assets of Newalta upon the liquidation, dissolution, bankruptcy or winding-up of Newalta or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. The preferred shares are issuable in one or more series. The Board of Directors is empowered to fix the number of preferred shares and the rights, privileges, restrictions and conditions to be attached to the preferred shares of each series. Newalta Fund is the owner of all of the Common Shares and there are no preferred shares currently outstanding.

Notes

The following is a summary of the material attributes and characteristics of the Notes issued pursuant to the Note Indenture. As at March 7, 2006, the principal amount of the Notes was approximately $495 million.

Terms and Issue of Notes

The Notes are unsecured and bear interest from the date of issue at 12.5% per annum. Interest is payable for each month during the term on the last business day of the month. The Notes are issued only as registered Notes in the minimum denomination of $100.

Subject to the terms of any other financing arrangement having priority to the Notes, the outstanding principal amount of the Notes is due and payable on March 1, 2013. Newalta shall at any time be allowed to redeem, prepay or repurchase all or any part of the outstanding principal without bonus.

Principal and interest on the Notes is payable in lawful money of Canada directly to the holders of the Notes.

Ranking

The Notes are unsecured debt obligations of Newalta and rank *pari passu* with all other unsecured indebtedness of Newalta, but subordinate to all secured debt.

Events of Default

The Note Indenture provides, among other things, that any of the following shall constitute an "Event of Default": (i) default in repayment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Newalta has defaulted and a demand for payment has been made or payment thereof has been accelerated under the provisions of any material instrument, indenture or document evidencing indebtedness in excess of $1 million and Newalta has failed to remedy such default within applicable curative periods; (iv) any judgment or order for the payment of money in excess of $1 million is rendered against Newalta and either enforcement proceedings have been commenced by a creditor upon the judgment or order or there is any period of 30 consecutive days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect; (v) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (vi) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 60 days after notice in writing has been given by the trustee appointed under the Note Indenture to Newalta specifying such default and requiring Newalta to rectify the same; (vii) any encumbrancer takes possession of any part of the property of Newalta which is all or substantially all of the property of Newalta; and (viii) Newalta ceasing to carry on in the ordinary course its business or a substantial part thereof.

Remedies

Whenever an Event of Default has occurred the holder(s) of the majority in principal amount of the Notes outstanding may, by request, cause the trustee appointed under the Note Indenture to declare the principal of and interest on all Notes then outstanding to be due and payable and to proceed to enforce their rights under the Note Indenture by any action, suit, remedy or proceeding authorized or permitted by law or by equity, provided however that the trustee appointed under the Note Indenture right to proceed may be limited by the provisions of any applicable subordination agreement. Neither the trustee appointed under the Note Indenture nor the holders of the Notes shall take any steps or actions with respect to an Event of Default without the prior written consent of Newalta Fund at any time that Newalta Fund holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Notes.

Waiver of Default

The holder(s) of the majority in principal amount of the Notes outstanding may instruct the trustee appointed under the Note Indenture to waive any Event of Default.

Distribution Policy

It is currently anticipated that the only income to be received by Newalta Fund from Newalta will be from: (i) the interest received or receivable on the principal amount of the Notes to the extent the interest has not been included in income in a previous year; and (ii) the dividends received on the Common Shares. Newalta Fund currently expects to make monthly cash distributions to Unitholders of the interest income earned from the Notes and dividends, if any, received on the Common Shares, after expenses, capital expenditures and any cash redemptions of Trust Units. See "Information Respecting Newalta Income Fund – Distributions to Unitholders".

Directors and Executive Officers

The following table and the notes thereto state the names of the directors and executive officers of Newalta, all other positions and offices with Newalta now held by them, their principal occupations or employments during the five preceding years and the periods during which they have served as directors, as applicable, of Newalta.

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since(1)
Alan P. Cadotte Calgary, Alberta, Canada Director, President and CEO	Officer of Newalta.	November, 1992
Robert M. MacDonald(2)(4) Calgary, Alberta, Canada Director	Independent Businessman since May 2003. Prior thereto, Director Commercial Banking, Oil & Gas, CIBC World Markets Inc. (investment banking firm) since October 1998.	December, 2003
R. Vance Milligan, Q.C.(4)(5) Calgary, Alberta, Canada Director and Secretary	Partner, Bennett Jones LLP (barristers and solicitors).	March, 1994
Felix Pardo(2)(5) Cambridge, Massachusetts, USA Director	Independent Businessman since December 2002. Prior thereto, Chairman and Chief Executive Officer of Dyckerhoff Inc. (United States cement producer) since July 1998.	March, 1991
R. H. (Dick) Pinder(2)(3) Calgary, Alberta, Canada Director	President, Kingsmere Corporate Finance Ltd. (private investment and advisory company).	September, 1994

Name and Position with the Corporation	Principal Occupation During Five Preceding Years	Director Since[(1)]
Gordon E. Pridham[(3)(4)] Toronto, Ontario, Canada Director	President, Edgewater Capital Inc. (private investment and advisory company) since 2003. Prior thereto, President and Chief Executive Officer of IPC Securities Corporation (financial planning company) since 2001 and prior thereto, Managing Director of Raymond James Ltd. (financial services company).	June, 2004
Clayton H. Riddell Calgary, Alberta, Canada Director and Chair	Chairman and Chief Executive Officer, Paramount Resources Ltd. (public oil and gas company).	July, 1988
Ronald L. Sifton Calgary, Alberta, Canada Director, Senior VP, Finance and CFO	Officer of Newalta.	July, 1984
Barry D. Stewart[(3)(5)] Calgary, Alberta, Canada Director	Independent Businessman since October 2001. Prior thereto, officer with Suncor Energy Inc. (integrated energy company).	March, 2002
Terry P. Donaleshen Calgary, Alberta, Canada VP, Human Resources and EH&S	Officer of Newalta.	N/A
Peter Dugandzic Calgary, Alberta, Canada VP, Oilfield	Officer of Newalta.	N/A
Robert L. Morin Calgary, Alberta, Canada VP, Finance	Officer of Newalta since July 2004. Prior thereto, Controller of Precision Drilling International, a division of Precision Drilling Corporation (oilfield services company) from October 2002 until July 2004 and prior thereto, Controller of NQL Drilling Tools Inc. (oilfield services company) from November 1999 to September 2002.	N/A
Alan P. Swanson DeWinton, Alberta, Canada VP, Industrial	Officer of Newalta.	N/A
Took Whiteley Calgary, Alberta, Canada General Counsel	Officer of Newalta since March 2005. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).	N/A
J. Craig Wilkie Calgary, Alberta, Canada VP, Central	Officer of Newalta.	N/A

Notes:

(1) All directors of Newalta are currently also trustees of Newalta Fund. See "Information Respecting Newalta Income Fund – The Trustees".

(2) Messrs. Pinder, MacDonald and Pardo are members of the Audit Committee of Newalta Fund. Newalta does not have an Audit Committee. Mr. Pinder is the Chair of the Audit Committee.

(3) Messrs. Stewart, Pinder and Pridham are members of the Compensation Committee of Newalta. Newalta Fund does not have a Compensation Committee. Mr. Stewart is the Chair of the Compensation Committee.

(4) Messrs. Milligan, MacDonald and Pridham are members of the Corporate Governance and Nominating Committee of Newalta. Newalta Fund does not have a Corporate Governance and Nominating Committee. Mr. Milligan is the Chair of the Corporate Governance and Nominating Committee.

(5) Messrs. Pardo, Milligan and Stewart are members of the Environment, Health and Safety Committee of Newalta Corporation. Newalta Fund does not have an Environment, Health and Safety Committee. Mr. Pardo is the Chair of the Environment, Health and Safety Committee.

From April to October, 1998, Mr. Pardo was President and Chief Executive Officer of Philip Services Corp. ("**Philip**"). Philip underwent financial reorganizations during 2000 and 2003 pursuant to Chapter 11 of the United States Bankruptcy Code and the *Companies Creditors' Arrangement Act* in Canada while Mr. Pardo was a director of Philip. The first financial reorganization of Philip was completed on April 7, 2000 and the second reorganization on December 31, 2003. Mr. Pardo ceased to be a director of the restructured company on December 31, 2003, the date the company ceased to be a public company. Following the acquisition by Newalta Corporation of Anadime Corporation, one of its non-material, wholly-owned and insolvent subsidiaries, Anadime Energy Services, Inc., a California corporation, was placed into bankruptcy in January 2002 under Chapter 7 of United States bankruptcy laws. At the time of this filing, Messrs. Cadotte, Sifton and Dugandzic (senior officers of Newalta Corporation) were officers and directors of this company. Mr. Pinder was a director of Kicking Horse Resources Ltd. (now Launch Resources Inc. by name change) from August 2003 to December 2003, a corporation which was subject to a cease trade order from July 2002 to October 2003 for failure to file financial statements within the time set out in the relevant securities legislation.

As of March 7, 2006, the directors and executive officers of Newalta, as a group, owned, directly or indirectly, or exercised control or direction over 1,492,710 Trust Units or approximately 4.1% of the outstanding Trust Units. The directors and executive officers also held, in aggregate, 1,089,500 Trust Unit Rights, which, if exercised, would increase the beneficial ownership of the officers and directors, as a group, to approximately 6.9% of the outstanding Trust Units.

Risk Factors Affecting the Business of Newalta Fund and Newalta

In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

General Market Conditions

Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. The business of Newalta is subject to a number of general economic factors, many of which are out of Newalta's control, that may have a material adverse effect on the business, financial condition and results of operations of Newalta. These include recessionary economic cycles and downturns in the business cycles of the industries in which Newalta's customers conduct business, as well as downturns in the principal regional economies where operations are located. Economic conditions may adversely affect the business levels of such customers and the amount of services provided by Newalta.

Commodity Prices

The business of Newalta is directly affected by fluctuations in the level of activity in the oil and natural gas industry which, in turn, is directly affected by fluctuations in world energy prices. Approximately 11% of Oilfield's revenue and 8% of Newalta Fund's revenue is derived from the sale of crude oil processed by Newalta. Accordingly, a decrease in the price of crude oil (including the price for heavy oil and associated differentials) directly impacts the revenue generated from the sale of recovered crude oil and indirectly impacts the revenue of Newalta from lower market activity. The demand for the services of Oilfield is primarily dependent on the level of production and drilling activity being undertaken in oil and gas companies in western Canada. The primary uncertainties facing this industry include often significant fluctuations in global energy prices and the economic return on exploration and development expenditures. Future prices of oil and gas are affected by events, governments and organizations beyond Newalta's control. As world oil prices are quoted in U.S. dollars, fluctuations in the Canada/U.S. exchange rate also impact Newalta's customers and, accordingly, may impact Newalta itself.

The success of Newalta's business is tied, in large part, to the general health of the oil and natural gas industry in western Canada. Newalta is sensitive to various industry conditions relating to the oil and natural gas industry, including land tenure, exploration, development, production and marketing imposed by legislation enacted by various levels of government and to pricing and taxation.

Fuel Costs

The price and supply of fuel is unpredictable and fluctuates based on events outside of Newalta's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Newalta will need a significant amount of fuel to run its collection and transfer trucks, and any price escalations or reductions in supply could increase its operating expenses and have a negative impact on its consolidated financial condition, results of operations and cash flows. Newalta will from time to time attempt to offset increased fuel costs through the implementation of fuel surcharges. However, it may not always be able to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. Fluctuations in fuel costs could affect Newalta's operating expenses and results. Newalta does not hedge or otherwise financially mitigate its exposure to fluctuations in fuel costs.

Competition

In the oil and gas waste management industry, consolidation has occurred over the last several years, effectively reducing the market to two competitors, Newalta and CCS Inc. Each of Newalta and CCS Inc. has an extensive network of facilities and are significant competitors for oilfield waste treatment and disposal services. In acquiring and maintaining business, Newalta experiences competition primarily in the areas of pricing and service. Customer relationships can be short term in nature and due to the competitive nature of the market, customers are generally not bound by long-term contracts or service agreements. Competitiveness is maintained by the customer's ability to seek the best combination of value and price from competing alternatives and to move between these alternatives with relative ease.

The provision of waste management and recycling services is largely dependent upon the willingness of customers to outsource their waste management activities. Many customers, or potential customers, have internal options available to them. Additionally, many oilfield waste generators have abandoned wells that can be licensed to dispose of third party waste and batteries that can be used to treat oilfield waste and to recover oil. A trend towards internal waste management could have a significant impact on Newalta's business.

Regulation

Newalta's business is directly and indirectly affected by government legislation and regulation which imposes responsibilities and liabilities on the operation of Newalta and on industries which Newalta services.

The waste management and recycling services offered by Newalta are currently subject to environmental regulation pursuant to a variety of local, provincial, and federal legislation. Environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of treatment and storage facilities, and for the disposal and transportation of certain types of waste. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of waste and for releases, spills or emissions into the environment of substances that are being handled by Newalta. In addition, legislation may require an assessment of the environmental impact of a facility prior to the development of a facility and may also require that facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach by Newalta of such legislation may result in suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties.

Newalta is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. Newalta believes that it is in material compliance with applicable environmental laws and regulations. Newalta provides for estimated future asset retirement costs for all its facilities based on a 20-year useful life. Over this period Newalta recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expenses. Retirement costs are estimated by management, in consultation with Newalta's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred. For the year ended December 31, 2005 Newalta charged $0.5 million to earnings for accretion expense.

The government agencies that regulate Newalta's business require that each operator of a waste management facility post a financial security in order to operate the facility. It is anticipated that this type of financial assurance will require operators of waste management facilities to have more financial strength and to have viable and sustainable businesses. Accordingly, Newalta has provided $7.4 million ($7.4 million as at December 31, 2005) in performance bonds and $19.0 million ($9.3 million as at December 31, 2005) in letters of credit.

Seasonality

Newalta's operations in Oilfield and Industrial are carried out in western Canada. In 2006, Newalta's operations in Central are primarily carried out in Ontario. The ability to transport waste is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, imposed in the spring, restrict waste transportation which reduces demand for Newalta's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. The third and fourth quarter are anticipated to be the strongest quarters for Central.

Access to Industry and Technology

The technology used in the waste management and recycling services business is not generally protected by intellectual property rights. Technology used in the industry is commonly known within the processing industry including the oil and gas industry generally. As such, there are no significant technological barriers to entry within the industry.

Integration of PSC Canada into Newalta

The integration of PSC Canada into Newalta may result in significant challenges, and management may be unable to accomplish the integration smoothly or successfully or without spending significant amounts of money. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Any inability of management to successfully integrate the operations, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of Newalta.

Stoney Creek Landfill Operations

The Stoney Creek Landfill has remaining permitted airspace capacity of approximately nine million tonnes, representing a projected operating life of approximately 18 years. There may not be any future expansion possibilities available for this site. If management determines to apply for expansion of the landfill, then the permit governing the landfill would need to be amended. Amendments to permits to expand non-hazardous solid waste landfills have become increasingly difficult, time consuming and expensive to obtain. There is no assurance that Newalta will attempt to obtain an amendment to the permit and, if so, whether such amendment could be obtained on terms acceptable to Newalta.

The loss of third-party disposal customers could reduce Newalta's revenue and profitability. Approximately 90% of the total tonnage received at the Stoney Creek Landfill is derived from disposal of waste received from third-party disposal customers of Newalta, and the balance of the tonnage collected directly by Newalta. Accordingly, Newalta will be dependent upon maintaining a certain level of third-party disposal customers at the Stoney Creek Landfill in order to be able to continue to operate at profitable levels. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.

There can be no assurance that Newalta will maintain its relationships or continue to provide services to any particular disposal customer at current levels. There can be no assurance that third-party customers will continue to utilize the Stoney Creek Landfill and pay rates that generate acceptable margins for Newalta. These decreases could occur if new landfills open, if Newalta or its disposal customers fail to renew their contracts, if the volume of waste disposed of by customers decreases or if Newalta is unable to increase the rates charged to correspond with increasing costs of operations. In addition, new contracts for disposal services entered into by Newalta may not have terms similar to those contained in current arrangements with customers, in which case Newalta's revenue and profitability could decline.

A decrease in the amount of waste disposed of at the Stoney Creek Landfill or a decrease in the prices charged by Newalta for disposal at its landfills could have a material adverse effect on the business, financial condition and results of operations of Newalta.

Collected groundwater and leachate at the Stoney Creek Landfill is discharged into the City of Hamilton sanitary sewer system. Newalta regularly samples and analyses the contaminants in the wastewater discharged to the sewer and remains in consultation with the City regarding acceptable contaminant concentrations and pretreatment options to improve the quality of the wastewater prior to discharge. The City of Hamilton can impose restrictions if the contaminant levels discharged to the sewer exceed certain levels, which restrictions could adversely affect the financial performance of the operation.

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. In addition, Newalta has material financial obligations to pay closure and post-closure costs in respect of its landfills. Newalta has estimated these costs and made provisions for them, but these costs could exceed Newalta's current provisions as a result of, among other things, any federal, provincial or local government regulatory action including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase Newalta's letters of credit which could increase Newalta's future operating costs and cause its net income to decline.

Dependence on Senior Management

Newalta is highly dependent upon its senior management team. Newalta will continue to require operations management personnel with waste industry experience. Newalta is not aware of the availability of such experienced management personnel nor how much it may cost to attract and retain such personnel. The loss of the services of any member of senior management, or the inability to hire experienced operations management personnel, could materially adversely affect the operations and financial condition of Newalta.

Labour Unions

The Central division of Newalta has approximately 225 unionized employees, with 10 collective agreements and four unions. The collective agreements expire during the period from November 2006 to 2008. Oilfield and Industrial are non-unionized.

Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. The negotiation or renegotiation of these agreements could divert management attention and the terms of any agreements could have a material adverse effect on the business, financial condition and results of operations of Newalta. If Newalta is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, Newalta's operating expenses could increase significantly, which could have an adverse effect on its financial condition, results of operations and cash flows.

Insurance

Newalta maintains insurance that is consistent with industry practice. Newalta also has operational and emergency response procedures, and safety and environmental programs in place to reduce potential loss exposure. Newalta believes that it is in substantial compliance, in all material respects, with current environmental legislation and has taken steps that it believes are prudent to ensure that its compliance will be maintained. Newalta is uncertain of the costs required to continue to effect such compliance.

Possible Volatility of Trust Unit Price

The market price of the securities of Newalta Fund may be subject to significant fluctuations in response to variations in results of operations and other factors. Developments affecting the oil and gas industry generally, including national and international economic conditions, interest rate and currency fluctuations and government regulation, could also have a significant impact on the market price of the securities of Newalta Fund. In addition, the stock market can experience price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies, and the price of the Trust Units of Newalta Fund could be affected by such fluctuations.

Debt Service

Amounts paid in respect of interest on Newalta's long-term debt will reduce Newalta's net income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service. Newalta is exposed to fluctuations in short-term Canadian interest rates as a result of the use of a floating debt rate. Although Newalta believes its credit facilities will be sufficient to meet its immediate requirements, there can be no assurance that the amount will be adequate to satisfy the future financial obligations of Newalta or that additional funds will be able to be obtained.

Lenders have been provided with security over all or substantially all of the assets of Newalta and all material subsidiaries and are secured by a guarantee of senior indebtedness made by Newalta Fund and a pledge of shares of Newalta held by Newalta Fund and shares of Newalta Industrial held by Newalta. If Newalta becomes unable to pay its debt service or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Newalta and any material subsidiary, or enforce or realize upon any such guarantee or share pledge.

Growth

Newalta's growth strategy will place significant demands on its financial, operational and management resources. In order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. Newalta may not be able to find and train qualified personnel, or do so on a timely basis, expand its operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

Newalta intends to expand its operations currently conducted in central Canada and to expand into eastern Canada. The success of this expansion is dependent upon timing, size and quality of the opportunities, available debt capacity and market conditions. There can be no guarantee that Newalta will be successful in its plans to expand its operations, or if its operations are expanded, that such expansion will be a financial success.

Acquisition Strategy

Newalta's growth strategy will depend, in part, on acquiring other waste management or related businesses, which it may be unable to do profitably or at all. The success of this acquisition strategy will depend, in part, on its ability to:

- identify suitable businesses to buy;
- negotiate the purchase of those businesses on terms acceptable to it;
- complete the acquisitions within their expected time frame;
- fund the acquisitions;
- improve the results of operations of the businesses that it buys and successfully integrate their operations into its own; and
- avoid or overcome any concerns expressed by regulators, including competition law concerns.

Newalta may fail to properly complete any or all of these steps. Newalta may not be able to find appropriate acquisition candidates, acquire those candidates that it finds, obtain necessary permits or integrate acquired businesses effectively or profitably. It may also experience other impediments to its acquisition strategy.

Other companies may also be seeking to acquire similar businesses, including companies that may have greater financial resources than Newalta. Increased competition may reduce the number of acquisition targets available to Newalta and may lead to unfavourable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, Newalta may need to change its business strategy.

Newalta's integration plan for acquisitions will contemplate certain cost savings. Unforeseen factors may offset the estimated cost savings or other components of its integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties Newalta encounters in the integration process could interfere with its operations and reduce its operating margins. Even if Newalta is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control, such as market position or customer base. As a result, operating margins could be less than Newalta originally anticipated when it made those acquisitions. It then may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Newalta also cannot be certain that it will have enough capital or be able to raise enough capital by issuing, directly or through Newalta Fund, equity or debt securities or using other financing methods on reasonable terms, if at all, to complete the purchases of the businesses that it wants to buy.

Newalta's acquisitions will also involve the potential risk that it will fail to assess accurately all of the pre-existing liabilities of the operations acquired.

Newalta's increased size means that government regulators, such as competition law regulators in Canada, may examine its acquisitions more closely. These regulators may object to certain purchases or place conditions on them that would limit their benefit to Newalta.

If Newalta is unsuccessful in implementing its acquisition strategy for the reasons discussed above or otherwise, its financial condition and results of operations could be materially adversely affected.

Future Capital Needs

Newalta and Newalta Fund may require additional funds to support its expansion, develop new services, respond to competitive pressures, acquire complimentary businesses, or take advantage of unanticipated opportunities. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Newalta or at all. If adequate funds are not available on acceptable terms, Newalta and Newalta Fund may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on Newalta's business financial conditions and operating results.

Sales of Additional Trust Units

Newalta Fund may issue additional Trust Units in the future to finance certain of its capital expenditures, including acquisitions. The Deed of Trust permits Newalta Fund to issue an unlimited number of additional Trust Units without the approval of the Unitholders. Any issuance of Trust Units may have a dilutive effect on the Unitholders.

Risks Related to the Structure of Newalta Fund

In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

Dependence on Newalta

Newalta Fund is an open-ended limited purpose trust that is entirely dependent upon the operations and assets of Newalta through its ownership of the Common Shares and the Notes. Accordingly, any cash distributions to Unitholders is dependent upon the ability of Newalta to meet its interest and principal repayment obligations under the Notes. Newalta's income will be received from providing services to a wide range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical and transportation services industries and will be susceptible to the risks and uncertainties associated with Newalta and such industries generally.

Nature of Trust Units

The Trust Units should not be viewed as shares in Newalta. The Trust Units represent a fractional undivided beneficial interest in Newalta Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. A Unitholder is also not entitled to "dissent rights". Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation.

Newalta Fund's sole assets will be the Common Shares, the Notes and other investments in securities. The price per Trust Unit is a function of anticipated distributable cash, the underlying assets of Newalta Fund and management's ability to effect long–term growth in the value of Newalta Fund. The market price of the Trust Units will be sensitive to a variety of market conditions. Changes in market conditions may adversely affect the trading price of the Trust Units or the cash distributions made by Newalta Fund.

Unitholder Limited Liability

The Deed of Trust provides that no Unitholder in its capacity as such shall incur or will be subject to any liability in contract, tort or otherwise in connection with Newalta Fund or its obligations and affairs and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of Newalta Fund's assets. The Deed of Trust also provides that the Trustees and Newalta Fund shall make all reasonable efforts to include in all contracts entered into by or on behalf of Newalta Fund a provision to the effect that such obligation will not be binding upon Unitholders personally. If such a provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Notwithstanding the provisions of the Deed of Trust, and although the possibility is considered very unlikely, there is a risk that a Unitholder may not be protected from the liabilities of Newalta Fund to the same extent as a shareholder is protected from the liabilities of a corporation under established corporate law. A contractual limitation of liability provision may not be operative in all circumstances, and personal liability may also arise in respect of claims against Newalta Fund that do not arise under contracts, including claims in tort, for taxes or in respect of other statutory liabilities.

The activities of Newalta Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent practicable, any material risk of liability to the Unitholders for claims against Newalta Fund. Legislation has also recently been enacted in Alberta to address historic uncertainties regarding the potential for unitholder liability. The *Income Trusts Liability Act* (Alberta), which came into force on July 1, 2004, creates a statutory limitation on the liability of unitholders of Alberta income trusts such as Newalta Fund by providing that, notwithstanding any express or implied indemnity of a trustee, a unitholder will not, as a beneficiary, be liable for any act, default, obligation or liability of the trustee that arises after July 1, 2004. The legislation does not apply with respect to any act, default, obligation or liability of a trustee of an Alberta income trust that occurred before July 1, 2004 and has not yet been subject to interpretation by courts in the Province of Alberta or elsewhere.

Income Tax Matters

Newalta is subject to taxation in each taxation year on its income for the year, after deducting interest paid to Newalta Fund on the Notes. There can be no assurance that taxation authorities will not seek to challenge the amount of interest expense deducted by Newalta or its affiliates in respect of the Notes. If such a challenge were to succeed against Newalta or its affiliates, it could materially adversely affect the amount of cash available for distribution to the Unitholders. Newalta management believes that the interest expense inherent in the structure of Newalta Fund is supportable and reasonable in light of the terms of the Notes.

Further, interest on the Notes accrues at the Newalta Fund level for income tax purposes whether or not actually paid. The Deed of Trust provides that an amount equal to the taxable income of Newalta Fund will generally be distributed each year to Unitholders in order to reduce Newalta Fund's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, any additional amount necessary to be distributed to Unitholders will be distributed in the form of additional Trust Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

There has been considerable debate and consultation in Canada concerning the continued use and expansion of income trusts and other flow-through entities both publicly and from the Department of Finance (Canada). Prior to announcing the recent Federal election, the Minister of Finance (Canada) announced that the Department of Finance (Canada) had concluded its consultation process and that no changes to the law governing income trusts and other flow-through entities would be forthcoming, other than to lower the tax rate on dividends paid by Canadian corporations. It is possible that with the new minority federal government, the deliberations concerning income trusts and other flow-through entities could resume. There can be no assurance that the applicable federal and/or provincial income tax rules would not be changed in the future in a way that could adversely impact Newalta, Newalta Fund and/or Unitholders.

Redemption of Trust Units

It is anticipated that the redemption right associated with Trust Units will not be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes. Notes may not be qualified investments for trusts governed by Exempt Holders.

Loss of Mutual Fund Trust Status

There can be no assurance that Newalta Fund will continue to qualify as a mutual fund trust within the meaning of the Tax Act. The consequences of not being a mutual fund trust include the following:

- the Trust Units would cease to be a qualified investment for Exempt Holders which can have negative tax consequences to such plans and their annuitants and beneficiaries;

- Newalta Fund would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by Newalta Fund may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax; and

- the Trust Units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Units.

See "Information Respecting Newalta Income Fund – Mutual Fund Trust Requirements".

Effect of Canadian Federal Government Budget Proposals

The March 23, 2004 Canadian Federal Budget (the "**2004 Budget**") proposed to introduce changes to pensions and their investment in trust entities. The proposed changes, if enacted, would restrict pension funds in their ownership of "business income trusts" such as Newalta Fund after 2004 to 1% of the book value of the pension fund's assets and to no more than 5% of the units of any business income trust. On May 18, 2004, the Minister of Finance (Canada) announced that the proposals announced in the 2004 Budget will be suspended to allow consultation with representatives of the pension fund industry, the investment industry, provincial governments and other interested parties. Following such consultations, the Minister of Finance (Canada) has indicated the Government will issue legislative proposals. On September 16, 2004 and December 6, 2004, the Department of Finance released draft legislation and explanatory notes for the proposed changes introduced in the 2004 Budget. Such proposals did not contain any proposed legislation on an investment by a pension fund in "business income trusts" described above. If enacted, these changes may limit demand for our Trust Units and adversely affect the liquidity and market value of our Trust Units.

The 2004 Budget introduced a new 15% Canadian non-resident withholding tax on the non-taxable portion of Newalta Fund's distributions. The new 15% Canadian withholding tax is potentially applicable to distributions made by Newalta Fund. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) and more than 50% of the fair market value of the Trust Units is attributable to real property situated in Canada, Canadian resource property, timber resource property, or any combination thereof. If a subsequent disposition of a Trust Unit results in a capital loss to a non-resident, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return. The new 15% Canadian non-resident withholding tax (if applicable) may reduce the amount of after-tax distributions available for non-residents.

The 2004 Budget also introduced a 25% withholding tax on distributions made to non-residents of Canada which are attributable to capital gains realized by Newalta Fund after March 22, 2004 on the disposition of taxable Canadian property where Newalta Fund has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the non-resident's jurisdiction of residence. The new 25% Canadian non-resident withholding tax (if applicable) may reduce the amount of after-tax distributions available for non-residents.

Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of non-residents unless all or substantially all of its property is property other than taxable Canadian property as defined in the Tax Act. On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act. Under the draft amendments, a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-resident persons or partnerships that are not Canadian partnerships is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of the Trust Units, of Newalta Fund were held by non-residents and partnerships other than Canadian partnership, Newalta Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Department of Finance tabled a Notice of Ways and Means Motion which did not include these proposed changes. The Department of Finance indicated that the implementation of the proposed changes would be suspended pending further consultation with interested parties.

INFORMATION RESPECTING NEWALTA INCOME FUND

Description of Trust Units

The beneficial interests in Newalta Fund are divided into Trust Units. The interest of each Unitholder is determined by the number of Trust Units registered in the name of the Unitholder. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from Newalta Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of Newalta Fund in the event of the termination or winding-up of Newalta Fund. All Trust Units outstanding from time to time are entitled to equal shares in any distributions by Newalta Fund and in the event of the termination or winding-up of Newalta Fund, in the net assets of Newalta Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders. The aggregate number of Trust Units which is authorized and may be issued is unlimited.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta or Newalta Fund. As holders of Trust Units in Newalta Fund, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement* Act (Canada), and in some cases, the *Winding-Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of shareholders of a corporation. See "Information Respecting Newalta Corporation – Risks Related to the Structure of Newalta Fund".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As of March 7, 2006, Newalta Fund had issued and outstanding a total of 36,126,862 Trust Units, with an additional 1,611,900 Trust Units reserved for issuance pursuant to the terms of the Trust Unit Rights Incentive Plan of Newalta Fund.

Market for Trust Units

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the symbol "NAL.UN". The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the Toronto Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2005				
December	29.75	24.54	29.18	1,549,004
November	25.75	19.60	25.10	1,653,588
October	23.00	18.01	20.47	2,018,887
September	24.50	21.50	22.75	1,399,840
August	24.35	22.87	24.10	861,684
July	24.65	21.99	24.25	2,821,680
June	22.90	21.82	22.11	1,672,889
May	24.15	22.00	22.72	1,374,734
April	23.75	21.63	21.70	725,772
March	24.69	21.40	22.75	2,076,498
February	24.64	22.90	23.60	1,243,209
January	23.15	21.66	23.15	940,583

Distributions to Unitholders

Distributable Cash is calculated by Newalta and approved by the Trustees. Newalta Fund distributes Distributable Cash on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

In September 2004, Newalta Fund adopted a Distribution Reinvestment Plan (the "**DRIP Plan**"). The DRIP Plan provides eligible Unitholders with the opportunity to reinvest their monthly cash distributions to acquire additional Trust Units at a purchase price equal to 95% of the average market price (defined as the volume weighted average trading price of the Trust Units for the 10 trading days immediately preceding the distribution payment date). No additional commissions, service charges or brokerage fees are charged to a Unitholder in connection with the reinvestment of distributions under the DRIP Plan. The deadline for completing and delivering enrollment forms to Valiant Trust Company, the DRIP Plan agent, is 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the distribution to which such record date relates to be reinvested under the DRIP Plan. The DRIP Plan and related documents are available on Newalta's website at www.newalta.com. As at March 7, 2006, Newalta Fund had an aggregate of 543,077 Trust Units remaining reserved for issuance under the DRIP Plan.

The following distributions have been declared to Unitholders since March 2003 and up to and including December 31, 2005:

Record Date	Payment Date	Per Trust Unit	Total
Distributions declared to Unitholders in 2003			
March 31, 2003	April 15, 2003	$0.09	$1,982,566
April 30, 2003	May 15, 2003	0.09	1,982,566
May 30, 2003	June 16, 2003	0.09	1,993,816
June 30, 2003	July 15, 2003	0.09	2,016,569
July 31, 2003	August 15, 2003	0.09	2,050,319
August 29, 2003	September 15, 2003	0.09	2,061,569
September 30, 2003	October 15, 2003	0.105	2,418,400
October 31, 2003	November 17, 2003	0.105	2,817,400
November 28, 2003	December 15, 2003	0.105	2,817,400
December 31, 2003	January 15, 2004	0.105	2,817,737
Total distributions declared to Unitholders in 2003		**$0.96**	**$22,958,342**

Record Date	Payment Date	Per Trust Unit	Total	
Distributions declared to Unitholders in 2004			**Cash Distributed**	**Trust Units Issued(1)**
January 30, 2004	February 16, 2004	$0.105	$2,818,400	-
February 27, 2004	March 15, 2004	0.105	2,818,400	-
March 31, 2004	April 15, 2004	0.125	3,384,424	-
April 30, 2004	May 17, 2004	0.125	3,384,424	-
May 31, 2004	June 15, 2004	0.125	3,403,763	-
June 30, 2004	July 15, 2004	0.125	3,404,990	-
July 30, 2004	August 16, 2004	0.125	3,405,553	-
August 31, 2004	September 15, 2004	0.125	3,405,553	-
September 30, 2004	October 15, 2004	0.125	3,230,816	8,527
October 29, 2004	November 15, 2004	0.125	3,001,548	19,888
November 30, 2004	December 15, 2004	0.125	2,995,331	19,963
December 31, 2004	January 17, 2005	0.125	2,973,936	20,828
Total distributions declared to Unitholders in 2004		**$1.46**	**$38,227,137**	**69,206**

Record Date	Payment Date	Per Trust Unit	Total	
Distributions declared to Unitholders in 2005			**Cash Distributed**	**Trust Units Issued (1)**
January 31, 2005	February 15, 2005	$0.125	$2,968,733	19,714
February 28, 2005	March 15, 2005	0.125	2,969,963	19,697
March 31, 2005	April 15, 2005	0.15	3,570,123	25,505
April 29, 2005	May 16, 2005	0.15	3,589,053	24,266
May 31, 2005	June 15, 2005	0.15	3,615,752	24,592
June 30, 2005	July 15, 2005	0.15	3,614,631	25,233
July 29, 2005	August 15, 2005	0.15	3,610,952	24,347
August 31, 2005	September 15, 2005	0.15	3,613,015	24,116
September 30, 2005	October 17, 2005	0.15	3,257,326	42,928
October 31, 2005	November 15, 2005	0.15	3,217,640	48,020
November 30, 2005	December 15, 2005	0.165	3,857,587	37,221
December 31, 2005	January 16, 2006	0.165	3,825,896	35,175
Total distributions declared to Unitholders in 2005		**$1.78**	**$41,710,671**	**350,814**

Note:

(1) The DRIP Plan was adopted in September 2004. Unitholders were eligible to participate in the DRIP Plan for the first time in respect of the distribution paid on October 15, 2004.

Newalta is restricted from declaring distributions and distributing cash if it is in breach of its covenants under the credit facility.

Mutual Fund Trust Requirements

In order to qualify as a "mutual fund trust" under the provisions of the Tax Act, Newalta Fund must satisfy various conditions, including but not limited to the following:

1. some of the Trust Units must have conditions attached thereto that require Newalta Fund to accept, at the demand of the Unitholder, the surrender of the Trust Units;

2. the fair market value of the Trust Units described in item 1 above cannot be less than 95% of the fair market value of all of the issued Trust Units;

3. the Trust Units must be qualified for distribution to the public or have been lawfully distributed to the public in circumstances where a prospectus or similar document was not required to be filed in respect of the distribution;

4. in respect of the Trust Units referred to in item 3 above, there must be no fewer than 150 Unitholders;

5. each holder of Trust Units referred to in item 3 above must hold no less than one block of Trust Units (a block is characterized as 100 Trust Units if the fair market value of one Trust Unit is less than $25, 25 Trust Units if the fair market value of one Trust Unit is $25 or more but less than $100 and, and 10 Trust Units if the fair market value of one Trust Unit is $100 or more);

6. each holder of Trust Units referred to in item 3 above must hold such Trust Units having an aggregate fair market value of not less than $500; and

7. subject to some exceptions, Newalta Fund must not be established or maintained primarily for the benefit of non-residents of Canada. See "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership".

Liability of Unitholder

The Deed of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person in connection with: (a) the assets of Newalta Fund or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached to, associated with or derived from such assets; (b) the obligations or the activities or affairs of Newalta Fund; (c) any actual or alleged act or omission of the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (d) any act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); (e) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of Newalta Fund (whether or not authorized by or pursuant to the Deed of Trust); or (f) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by Newalta Fund or by the Trustees or by any other person on behalf of or in connection with the activities or affairs of Newalta Fund. The Deed of Trust also provides that no Unitholder in its capacity as a Unitholder shall be liable to indemnify the Trustees or any other person with respect to any of the foregoing liabilities of Newalta Fund. To the extent that any Unitholder, in its capacity as such, is determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any liabilities of Newalta Fund, such judgment and any writ of execution or similar process in respect thereof, is to be enforceable only against, and be satisfied only out of, the Unitholder's share of the assets of Newalta Fund. The Deed of Trust further provides that the Trustees and Newalta Fund shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that neither the Unitholder nor the Trustees have any personal liability or obligation in respect thereof. If such provision is omitted and a Unitholder is held liable to any person as a result of such omission, the Unitholder shall be entitled to indemnity and reimbursement out of the assets of Newalta Fund to the full extent of such liability.

Issuance of Trust Units

Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustees determine. Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to the Deed of Trust and subject to withholding requirements for taxes for non-residents of Canada, the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. Each certificate representing a number of Trust Units prior to the distribution of additional Trust Units shall be deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

Distributions

The Deed of Trust provides that the Trustees shall, on or before each Distribution Record Date, declare payable to the Unitholders on such Distribution Record Date, all of the Distributable Cash for the Distribution Period which includes such Distribution Record Date. The proportionate share of each Trust Unit of the amount of such Distributable Cash shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. Each Unitholder's share of such Distributable Cash shall be an amount equal to the proportionate share of each Trust Unit of such Distributable Cash multiplied by the number of Trust Units owned of record by each such Unitholder on such Distribution Record Date. Except in the circumstances described below, Distributable Cash which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

The Deed of Trust also permits the Trustees to declare to be payable and make distributions, from time to time, out of the Income of Newalta Fund, Net Realized Capital Gains, the capital of Newalta Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine. The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of any such distribution. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable record date. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution.

Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of Newalta Fund, Net Realized Capital Gains and any other applicable amounts so that Newalta Fund will not have any liability for tax under Part 1 of the Tax Act in any taxation year, the Deed of Trust provides that the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on December 31 in each such year:

(a) an amount equal to the amount, if any, by which the Income of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of the Income of Newalta Fund for such year; and

(b) an amount equal to the amount, if any, by which the Net Realized Capital Gains of Newalta Fund for such year exceeds the aggregate of the portions, if any, of each other distribution made by Newalta Fund which have been determined by the Trustees to have been payable by Newalta Fund out of Net Realized Capital Gains for such year.

The proportionate share of each Trust Unit of the amount of any of the foregoing distributions shall be determined by dividing such amount by the number of issued and outstanding Trust Units on December 31. Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on December 31 in the year of such distribution. Except in the circumstances described below, amounts which have been declared to be payable to Unitholders shall be paid in cash on the Distribution Payment Date which immediately follows December 31 in the applicable year.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by Newalta Fund in the year on shares of taxable Canadian corporations, net capital gains realized by Newalta Fund in the year and foreign source Income of Newalta Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to Newalta Fund, rather than to the Unitholders. Distributions payable to Unitholders shall be deemed to be distributions of Income of Newalta Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine.

The Deed of Trust provides that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder by the Trustees.

Where the Trustees determine that Newalta Fund does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable on the due date for such payment, or if any cash distribution should be contrary to any subordination agreement, the payment may, at the option of the Trustees, include the pro rata issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Trust Unit issued shall be the "market price" (as defined under "Information Respecting Newalta Income Fund – Redemption of Trust Units") of the Trust Units on the applicable Distribution Record Date or December 31 in any year, as the case may be, provided that if the particular date is not a business day then the market price shall be determined on the last business day which precedes such particular date.

The Deed of Trust permits Trustees to deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

Any payments of cash by Newalta Fund to a Unitholder pursuant to the Deed of Trust is conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the register of Unitholders unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the Unitholder in respect of such payment except to replace any cheque which is lost or destroyed.

Redemption of Trust Units

Each Unitholder shall be entitled to require Newalta Fund to redeem, at any time or from time to time at the demand of the Unitholder, all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided. To exercise a Unitholder's right to require redemption, a duly completed and properly executed notice requiring Newalta Fund to redeem Trust Units, in a form approved by the Trustees, shall be sent to Newalta Fund at the head office of Newalta Fund, together with the certificate or certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by Newalta Fund of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by Newalta Fund of such notice. Trust Units shall be considered to be tendered for redemption on the date that Newalta Fund has, to the satisfaction of the Trustees, received the notice, certificates representing the Trust Units and other required documents or evidence as aforesaid.

Upon receipt by Newalta Fund of the notice to redeem Trust Units given in accordance with the foregoing requirements, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (the "**Cash Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units were tendered to Newalta Fund for redemption; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were tendered to Newalta Fund for redemption. The "**market price**" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "**closing market price**" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Cash Redemption Price payable in respect of the Trust Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by Newalta Fund of the Cash Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Trust Units will not be entitled to the Cash Redemption Price if: (i) the total amount payable by Newalta Fund in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month exceeds $75,000; provided that the Trustees may, in their sole discretion, waive such limitation in respect of any calendar month; (ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of Newalta Fund are not listed for trading on the Toronto Stock Exchange or are not traded or quoted on any other stock exchange or market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of the outstanding Trust Units of Newalta Fund is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to Newalta Fund for redemption or for more than five trading days during the 10 trading day period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to Newalta Fund for redemption.

In the event a holder of Trust Units is not entitled to payment of a Cash Redemption Price in respect of Trust Units tendered for redemption, such Unitholder shall instead be entitled to receive a price per Trust Unit (the "**In Specie Redemption Price**") equal to the fair market value thereof as determined by the Trustees and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by Newalta Fund, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by Newalta Fund on the date such Trust Units were tendered for redemption, each such class of securities divided by the number of Trust Units of Newalta Fund outstanding on such date. No fractional securities shall be distributed and where the number of securities to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. Newalta Fund shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date. Payments by Newalta Fund of the In Specie Redemption Price are conclusively deemed to have been made upon the mailing of the certificates representing the securities by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, Newalta Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

Meetings of Unitholders

The Deed of Trust provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustees, the appointment or removal of the auditors of Newalta Fund, the approval of amendments to the Deed of Trust (except as described under "Information Respecting Newalta Income Fund - Amendments to the Deed of Trust"), material amendments to the Note Indenture other than in the contemplation of a future issuance of Notes, material amendments to the articles of Newalta, the amalgamation or merger of Newalta with any other corporation (other than as part of an internal reorganization), the sale, lease or exchange of all or substantially all of the assets of Newalta Fund or Newalta (other than pursuant to any security granted by Newalta or pursuant to any internal reorganization), and the termination of Newalta Fund. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trustees and the appointment of auditors of Newalta Fund. A resolution appointing or removing a Trustee or the auditors of Newalta Fund must be passed by a majority of the votes cast at a meeting of the Unitholders called for such purpose. The balance of the foregoing matters must be passed by at least 66⅔% of the votes cast at a meeting of Unitholders called for such purpose.

A special meeting of Unitholders may be called at any time and for any purpose by the Trustees and must be called if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person and either holding personally or representing as proxies not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

A resolution in writing executed by Unitholders holding more than 66⅔% of the outstanding Trust Units at any time shall be as valid and binding for all purposes as if such resolution had been passed at a meeting of Unitholders.

The Deed of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Information and Reports

Newalta Fund will furnish to Unitholders such financial statements (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation in Canada.

Prior to each meeting of Unitholders, the Trustees will provide the Unitholders (along with notice of such meeting) a proxy form and an information circular containing information similar to that required to be provided to shareholders of a Canadian public corporation.

Newalta will provide Newalta Fund with proper disclosure as to its business and financial operations and sufficient information and materials on a timely basis to allow Newalta Fund to meet its public reporting requirements. With respect to material changes, Newalta will provide timely disclosure to Newalta Fund as if Newalta were a public company.

Takeover Bids

The Deed of Trust contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

The Deed of Trust establishes that the Trustees shall consist of not more than ten nor less than three Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. Trustees shall be appointed at each annual meeting of Unitholders by a resolution approved by a majority of the votes cast at a meeting of Unitholders. A quorum of Trustees, being the greater of two Trustees or a majority of the Trustees then holding office, may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees. No more than one-third of the Trustees at any time may be non-residents of Canada.

A resignation of a Trustee becomes effective at the time a written resignation is sent to the other Trustees, or at the time specified in the resignation, whichever is later, provided that if, upon the resignation becoming effective, the number of remaining Trustees would be less than the number necessary to constitute a quorum for a meeting of Trustees, the resignation is not effective until the resigning Trustee's successor is duly appointed as a Trustee.

In addition to any other power which the Trustees may have by virtue of any statute or rule of law, the Deed of Trust provides that, subject to the terms and conditions thereof, the Trustees may exercise all powers which are necessary or useful to carry on the purpose and activities of Newalta Fund, to promote any of the purposes for which Newalta Fund is formed and to carry out the provisions of the Deed of Trust.

The Deed of Trust requires the Trustees to act honestly and in good faith with a view to the best interests of Newalta Fund and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the ABCA. Each Trustee, in his or her capacity as trustee, is not required to devote his or her entire time to the investments and affairs of Newalta Fund.

The Trustees shall be paid such remuneration for their services as the Trustees may from time to time determine. A Trustee who is a director or an employee of Newalta or any of its subsidiaries shall not receive any remuneration for acting as Trustee or attending meetings of the Trustees. The Trustees shall also be entitled to be reimbursed for reasonable traveling and other expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

The current Trustees are Alan P. Cadotte, Robert M. MacDonald, R. Vance Milligan, Felix Pardo, R.H. (Dick) Pinder, Gordon E. Pridham, Clayton H. Riddell, Ronald L. Sifton and Barry D. Stewart. Each of the current Trustees is currently a member of the Board of Directors of Newalta. See "Information Respecting Newalta Corporation – Directors and Executive Officers".

Liability of the Trustees

The Trustees shall only be liable, answerable and accountable for their own actual fraud, dishonesty or gross negligence. No Trustee shall be liable for any loss or damage which may occur to the assets of Newalta Fund or any part thereof (including any securities whose ownership interests are comprised directly or indirectly in the assets of Newalta Fund) or the income thereof at any time from any cause whatsoever, including:

(a) the exercise or failure to exercise a discretion or power, or the refusal or failure to concur in the exercise of a discretion or power;

(b) the failure to attend to, interfere with, or inquire into the management of any entities, the securities of which form part of the assets of Newalta Fund, including without limitation:

(i) the reliance on information given at meetings or otherwise by the management of such entities;

(ii) the failure to act upon any information received from inquiring into the management of such entities or otherwise;

(iii) the failure to require the management of such entities to consult and inform the Trustees so that the Trustees may intervene if necessary to safeguard the interests of the assets of Newalta Fund; and

(iv) the acquiescence in business arrangements entered into by such entities even if such business arrangements prove detrimental to the interest of Newalta Fund;

(c) the reliance in good faith upon the opinion or advice of counsel as to the interpretation of the Deed of Trust in any respect, or as to any other issue that may arise; or

(d) the reliance upon the opinion or advice of any other professional person in a matter apparently falling within his/her professional expertise.

The Trustees shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Newalta Fund arising out of anything done or permitted or omitted to be done in respect to the affairs of Newalta Fund. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under the Deed of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any incorporator shareholder, director, officer, employee or agent of the Trustees or any successor of the Trustees. Newalta Fund shall be solely liable for any such debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses and resort shall be had solely to the assets of Newalta Fund for the payment or performance thereof. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Deed of Trust, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of Newalta Fund.

Each Trustee, each former Trustee, each officer of Newalta Fund and each former officer of Newalta Fund shall be entitled to be and shall be indemnified and reimbursed out of the assets of Newalta Fund in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of Newalta Fund or, at the request of Newalta Fund, a director or officer of Newalta or any subsidiaries thereof; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the assets of Newalta Fund in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result of the actual fraud, dishonesty or gross negligence of such Trustee, former Trustee, officer or former officer. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted under the Deed of Trust, or otherwise existing under law, except out of the assets of Newalta Fund, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement.

Amendments to the Deed of Trust

The Trustees may, without the approval of the Unitholders, make certain amendments to the Deed of Trust provided that no such amendment shall modify the right to one vote per Trust Unit, reduce the fractional undivided interest in the assets of Newalta Fund represented by any Trust Unit without the consent of the holder of such Trust Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders or alter the takeover bid acquisition provisions of the Deed of Trust without the consent of the holders of all of the Trust Units. See "Information Respecting Newalta Income Fund – Takeover Bids". Subject to the foregoing limitation, the Trustees may make amendments for any of the following purposes: (i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or Newalta Fund; (ii) providing, in the opinion of the Trustees, additional protection for the Unitholders; (iii) removing any conflicts or inconsistencies in the Deed of Trust or making minor corrections which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; (iv) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws; and (v) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required by the terms of the Deed of Trust) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable.

Limitations on the Powers of the Trustees

The Deed of Trust provides that the Trustees may not under any circumstances whatsoever authorize, without the approval of 66⅔% of the votes cast at a meeting of the Unitholders:

(a) any amalgamation or other merger of Newalta with any other corporation, except with one or more direct or indirect wholly-owned subsidiaries of Newalta Fund or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by Newalta Fund or any other sale, lease or exchange of all or substantially all of the assets of Newalta Fund, except pursuant to an in specie redemption, pursuant to any security that may be granted by the Trustees, pursuant to any internal reorganization of the direct or indirect assets of Newalta Fund as a result of which Newalta Fund has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among Newalta Fund and any one or more of:

(i) Newalta;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) and (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of Newalta, except pursuant to any security granted by Newalta, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

(i) Newalta Fund;

(ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by Newalta Fund;

(iii) any trust or trusts, the sole beneficiaries of which are Newalta Fund and/or any of the entities referred to in (i) to (ii) above; and

(iv) any partnership, the only partners of which are entities referred to in (i) to (iii) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of Newalta to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to Newalta Fund.

Limitation on Non-Resident Ownership

The Deed of Trust provides that at no time may non-residents of Canada within the meaning of the Tax Act be the beneficial owners of more than 49% of the Trust Units. Newalta Fund may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident. If Newalta Fund becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding are, or may be, non-residents or that such a situation is imminent, Newalta Fund may make a public announcement thereof and shall not accept a subscription for such Trust Units from or issue or register a transfer of such Trust Units to a person unless the person provides a declaration in form and content satisfactory to the Trustees that the person is not a non-resident. If notwithstanding the foregoing, Newalta Fund determines that more than 49% of the Trust Units are held by non-residents, Newalta Fund may send a notice to non-resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustees may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustees with satisfactory evidence that they are not non-residents within such period, the Trustees may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Management of Newalta Fund

Newalta Fund and Newalta have entered into the Administration Agreement pursuant to which Newalta will be responsible for the management and general administration of the affairs of Newalta Fund, including, without limitation, the following:

(a) undertaking any matters required by the terms of the Deed of Trust to be performed by the Trustees;

(b) keeping and maintaining at its offices in Calgary, Alberta all books, records and amounts outstanding with respect to all receipts, disbursements and investments relating to the assets of Newalta Fund;

(c) preparing all returns, filings and documents and making all determinations necessary for the discharge of the Trustees' obligations under the Deed of Trust;

(d) providing the Unitholders with annual audited and interim unaudited financial statements of Newalta Fund, as well as relevant tax information;

(e) ensuring compliance by Newalta Fund with all applicable securities legislation and stock exchange requirements including without limitation, continuous disclosure obligations;

(f) providing investor relations services to Newalta Fund;

(g) providing office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations under the Administration Agreement;

(h) calling and holding all annual and/or special meetings of Unitholders pursuant to the Deed of Trust and preparing, approving and arranging for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(i) attending to all administrative and other matters arising in connection with any redemptions of Trust Units;

(j) determining the amount of Cash Flow of Newalta Fund, Distributable Cash, Income of Newalta Fund and Net Realized Capital Gains pursuant to the Deed of Trust and arranging for distributions to Unitholders of distributions properly payable by Newalta Fund pursuant to the Deed of Trust;

(k) determining the timing and terms of future offerings of Trust Units;

(l) preparing and approving any prospectus or comparable documents of Newalta Fund to qualify the sale of securities from time to time;

(m) promptly notifying Newalta Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of Newalta Fund; and

(n) generally providing all other services as may be necessary or as requested by the Trustees of Newalta Fund, for the administration of Newalta Fund.

The Administration Agreement requires Newalta to perform all services at all times in compliance with applicable laws, to comply with all instructions of the Trustees and to observe and perform or cause to be observed and performed on behalf of Newalta Fund in every material respect the provisions of the agreements from time to time entered into in connection with the activities of Newalta Fund and all applicable laws.

ADDITIONAL INFORMATION

Legal Proceedings

Newalta is not aware of any material legal proceedings involving Newalta, Newalta Industrial or Newalta Fund or their respective property, nor are any such proceedings known by Newalta to be contemplated.

Interest of Management and Others in Material Transactions

Other than as discussed herein, there are no material interests, direct or indirect, of any trustee of Newalta Fund, or director or executive officer of Newalta, or any person or company that beneficially owns, or exercises control or direction over, more than 10% of the outstanding Trust Units, or any known associate or affiliate of any such person, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect either Newalta Fund or Newalta.

Transfer Agents and Registrars

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and its sub-agency office in Toronto, Ontario.

Material Contracts

Other than as discussed herein, there are no material contracts, other than contracts entered into in the ordinary course of business, that are material to Newalta Fund, Newalta or Newalta Industrial that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect.

Interests of Experts

Deloitte & Touche LLP, Chartered Accountants, have audited the financial statements of Newalta Fund for the year ended December 31, 2005, as set forth in the Annual Report of Newalta Fund.

External Auditor Service Fees

During the financial years ended December 31, 2005 and 2004, Newalta was billed the following fees by Deloitte & Touche LLP:

Item	2005	2004
Audit fees	$126,400	$118,700
Audit-related fees	72,279	43,800
Tax fees	26,423	5,300
All Other Fees	20,060	380,000

Audit Fees

Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the annual financial statements of Newalta Fund and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading Audit Fees above. These services consisted of accounting consultations, assistance with reviews of quarterly financial information and the translation into the French language of various public disclosures by Newalta Fund of financial information.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services consisted of tax compliance including the preparation of tax returns.

All Other Fees

There were fees for products and services other than those described under the headings Audit Fees, Audit-Related Fees and Tax Fees above. In 2004, the fees related primarily to a review of the information technology process at Newalta and in 2005 consisted of advice regarding structuring acquisitions and property tax matters.

Audit Committee Matters

Information Relating to the Mandate of the Audit Committee

The external auditor is ultimately accountable to the Board of Trustees and the Audit Committee, as representatives of the Unitholders and the Board of Trustees has the ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for Unitholder approval at a meeting of Unitholders). The external auditor reports directly to the Audit Committee.

The Audit Committee has responsibility for overseeing:

(a) the accounting and financial reporting processes of Newalta Fund and Newalta; and

(b) audits of the financial statements of Newalta Fund and/or Newalta.

In addition to any other duties assigned to the Audit Committee by the Trustees, from time to time, the role of the Audit Committee shall include meeting with the external auditor and the senior financial management of the Fund and/or Corporation to review all financial statements of the Fund that require approval by the Trustees. The Audit Committee shall have authority and responsibility for:

(a) reviewing and recommending for approval to the Board of Trustees, Newalta Fund's and/or Newalta's year-end audited financial statements, MD&A and earnings press releases before the information is reviewed by the Board of Trustees;

(b) reviewing and approving Newalta Fund's and/or Newalta's interim financial statements, interim MD&A and interim earnings and press releases before the information is publicly disclosed;

(c) reviewing with the external auditor and Newalta Fund's and/or Newalta's senior financial management the results of the audit relating to:

(i) the year-end financial statements;

(ii) the MD&A to which the financial statements relate and related financial disclosure contained in continuous disclosure documents for the year-end;

(iii) significant changes, if any, to the initial audit plan;

(iv) accounting and reporting decisions relating to significant current year events and transactions;

(v) the management letter, if any, outlining the auditor's findings and recommendations, together with management's response, with respect to internal control and accounting procedures; and

(vi) such other matters as may be communicated to the Audit Committee under generally accepted auditing standards;

(d) reviewing and discussing with Newalta Fund's and/or Newalta's senior financial management and, if requested by the Audit Committee, the external auditor:

(i) the interim financial statements;

(ii) the interim MD&A to which the interim financial statements relate and related financial disclosure contained in continuous disclosure documents for the interim period; and

(iii) any other material matters relating to the interim financial statements and MD&A, including, inter alia, any significant adjustments, management judgments or estimates, new or amended accounting policies;

(e) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(f) reviewing annually and recommending to the Board of Trustees:

(i) the external auditors to be nominated for purposes of preparing or issuing an audit report or performing other audit, review or attest services for Newalta Fund and/or Newalta; and

(ii) the remuneration of the external auditors;

(g) discussing with the external auditor:

(i) the scope of the audit, in particular their view of the quality of Newalta Fund's and/or Newalta's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Newalta Fund's and/or Newalta's financial disclosure and reporting, degree of conservatism or aggressiveness of Newalta Fund's and/or Newalta's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the auditors;

(ii) significant changes in Newalta Fund's and/or Newalta's accounting principles, practices or policies; and

(iii) new developments in accounting principles, reporting matters or industry practices which may materially affect Newalta Fund and/or Newalta;

(h) receiving from the external auditor a formal written statement delineating all relationships between the auditor and Newalta Fund and/or Newalta and considering whether the advisory services performed by the external auditor during the course of the year have impacted their independence, considering whether any relationship or services between the external auditor and Newalta Fund and/or Newalta is in existence which may affect the objectivity and independence of the auditor and recommending appropriate action to ensure the independence of the external auditor;

(i) pre-approving all non-audit services to be provided to Newalta Fund and/or Newalta or its subsidiary entities by the external auditors, unless such pre-approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non-audit services have been adopted by the Audit Committee;

(j) reviewing and discussing with the external auditors and senior financial management: the adequacy of procedures for review of disclosure of financial information extracted or derived from financial statements, other than the disclosure referred to in subparagraph (a) above;

(k) establishing procedures for:

(i) the receipt, retention and treatment of complaints received by Newalta Fund and/or Newalta and its subsidiary entities regarding accounting, internal accounting controls, or auditing matters; and

(ii) the anonymous submission by employees of Newalta Fund and/or Newalta and its subsidiary entities of concerns regarding questionable accounting or auditing matters;

(l) reviewing and approving the hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Newalta Fund and/or Newalta and its subsidiary entities; and

(m) reviewing with the external auditor, having regard to the scope of their audit, the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquiring of management and the external auditor about significant risks and exposures to Newalta Fund and/or Newalta that may have a material adverse impact on Newalta Fund and/or Newalta's financial statements, and inquiring of the external auditor as to the efforts of management to mitigate such risks and exposures.

The Audit Committee has approved certain non-audit services, subject to a maximum annual expenditure level. The Audit Committee has delegated responsibility to the Chair of the committee for the pre-approval of non-audit services to be provided to Newalta Fund and Newalta by the external auditors outside of the foregoing policy.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent and financially literate within the meaning of applicable securities legislation and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
R. H. (Dick) Pinder (Chairman)	Yes	Yes	Mr. Pinder holds a Bachelor of Commerce degree and is a Chartered Accountant. As President of Kingsmere Corporate Finance Ltd. (a private investment and advisory company), Mr. Pinder has been providing corporate financial advisory services for the past nine years. Mr. Pinder was the Chief Executive Officer of a retail and distribution company with over 500 employees and 22 profit centres for a ten year period. Mr. Pinder has also served as the Chair of the Audit Committee of Newalta since 1994.
Robert M. MacDonald	Yes	Yes	Mr. MacDonald graduated with a Bachelor of Business Administration (major in Economics and Finance and minor in Accounting) and is a Fellow of the Institute of Canadian Bankers. During his 27 years in energy and commercial banking, Mr. MacDonald was involved in strategic alternatives and advisory for senior, bridge and mezzanine debt structuring, loan restructuring and credit risk management including financial analysis, audit management as well as loan workouts. From 2003 to 2005, Mr. MacDonald was a member of the audit committee of another public issuer prior to its takeover and is currently chair of the audit committee of another public issuer.
Felix Pardo	Yes	Yes	Mr. Pardo holds a Masters of Business Administration in Finance. Mr. Pardo has served as Chairman and Chief Executive Officer of Dyckerhoff Inc. (a United States cement producer) from July 1998 to December 2002. Mr. Pardo served as President and Chief Executive Officer of Philip Services Corp. (an integrated service provider of industrial services) from April to October 1998 and President and Chief Executive Officer of Ruhr American Coal Corporation (a United States coal production, sales and trading company) from 1992 to March 1998. Through these various roles, Mr. Pardo has supervised the individuals engaged in preparing, analyzing and evaluating financial statements.

Where You Can Find Additional Information

Additional information relating to Newalta Fund is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of the securities of Newalta Fund and securities authorized for issuance under equity compensation plans of Newalta Fund is contained in the Management Information Circular and Proxy Statement of Newalta Fund for the most recent annual meeting of Unitholders that involved the election of trustees.

Additional financial information is contained in the financial statements and related management's discussion and analysis of Newalta Fund for the year ended December 31, 2005.

GLOSSARY OF TERMS

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

"**Administration Agreement**" means the Administration Agreement dated January 16, 2003 pursuant to which Newalta will provide certain administrative services and facilities to Newalta Fund;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving, among other things, the exchange of Common Shares for Trust Units, the exchange of options to acquire Common Shares for exchange rights or cash, as the case may be, and the exchange of the Notes for Common Shares as set forth in the Plan of Arrangement;

"**Board of Directors**" means the board of directors of Newalta;

"**Cash Flow of Newalta Fund**" means, for any Distribution Period, all cash amounts which are received by Newalta Fund in the Distribution Period, including, without limitation, interest, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, but excluding the proceeds of any issuance of Trust Units, less: (a) all costs, expenses and liabilities of Newalta Fund which, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period; (b) all amounts which relate to the redemption of Trust Units and which have become payable in cash by Newalta Fund in such Distribution Period; and (c) any other interest expenses incurred by Newalta Fund between distributions;

"**Cash Redemption Price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**closing market price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Common Shares**" means common shares in the capital of Newalta;

"**Deed of Trust**" means the deed of trust dated as of January 16, 2003 between the initial trustees and J. Craig Wilkie, as amended from time to time;

"**Distributable Cash**" means for, or in respect of, a Distribution Period, the Cash Flow of Newalta Fund for such Distribution Period less any amount which the Trustees may reasonably consider to be necessary to: (a) provide for the payment of any costs, expenses or liabilities which have been or will be incurred in the activities and operations of Newalta Fund; (b) be retained by Newalta Fund to comply with such limits or restrictions as may be agreed to between the Trustees and any lender(s) of Newalta Fund or contained in any loan agreement(s) entered into by Newalta or any subsidiary or affiliate of Newalta; (c) make allowances for contingencies or for working capital, investments or acquisitions; and (d) provide for the payment of any income tax liability of Newalta Fund;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders. If a Distribution Payment Date is not a business day, the amount payable on that date shall be paid on the next following business day or such other date determined from time to time by the Trustees and such day shall be the Distribution Payment Date for the purpose of such amount;

"**Distribution Period**" means each calendar month in each calendar year from and including the first day thereof and to and including the last day thereof;

"**Distribution Record Date**" means, until otherwise determined by the Trustees, the last business day of each calendar month, except in the case of the month of December where December 31 of each year shall be a Distribution Record Date;

"**Exempt Holders**" means a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan and deferred profit savings plan, in each case as defined in the Tax Act;

"**Income of Newalta Fund**" means, for any taxation year of Newalta Fund, the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by Newalta Fund to Unitholders and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

"**In Specie Redemption Price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**market price**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Net Realized Capital Gains**" means, for any taxation year of Newalta Fund, the amount, if any, by which the aggregate of the capital gains of Newalta Fund in the year exceeds: (a) the aggregate of the capital losses of Newalta Fund in the year; (b) any capital gains which are realized by Newalta Fund as a result of a redemption of Units pursuant to the Deed of Trust; and (c) the amount determined by the Trustees in respect of any net capital losses for prior taxation years which Newalta Fund is permitted by the Tax Act to deduct in computing the taxable income of Newalta Fund for the year;

"**Newalta**" means Newalta Corporation, a corporation amalgamated under the ABCA;

"**Newalta Fund**" means Newalta Income Fund, a trust settled under the laws of Alberta pursuant to the Deed of Trust;

"**Note Indenture**" means the note indenture between Newalta and Valiant Trust Company to govern the issuance of the Notes;

"**Notes**" means the unsecured, subordinated notes issued by Newalta to Newalta Fund pursuant to the Note Indenture;

"**Plan of Arrangement**" means the plan of arrangement to give effect to the Arrangement;

"**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c.1, as amended;

"**Transfer Date**" has the meaning ascribed thereto under the heading "Information Respecting Newalta Income Fund – Redemption of Trust Units";

"**Trust Unit**" means a unit of Newalta Fund;

"**Trustees**" means the duly appointed trustees of Newalta Fund; and

"**Unitholders**" means holders from time to time of the Trust Units.

File No. 82-34834

NEWALTA INCOME FUND

CODE OF BUSINESS CONDUCT AND ETHICS

March 2006

TABLE OF CONTENTS

Application

This Code of Business Conduct and Ethics (the "**Code**") applies to all trustees, officers and employees of Newalta Income Fund and all directors, officers and employees of its subsidiaries (collectively, referred to herein as "**Newalta**").

Purpose

Newalta's reputation for honesty and integrity has been earned by maintaining the highest standards of business ethics in all our interactions with our co-workers, governments, local communities, shareholders, customers, suppliers, competitors and the public. The commitment of every trustee, director, officer and employee to preserve and perpetuate the letter and spirit of this Code is essential to our continued success.

This Code affirms the policy of Newalta and is a guideline to:

- assure compliance with laws and regulations that govern the business activities of Newalta;
- maintain a corporate climate in which the integrity and dignity of each individual is valued;
- foster a standard of conduct that reflects positively on Newalta; and
- protect Newalta from unnecessary exposure to financial loss.

This Code does not specifically address every potential form of unacceptable conduct, and it is expected that trustees, directors, officers and employees will exercise good judgment in compliance with the principles set out in this Code. Each trustee, director, officer and employee has a duty to avoid any circumstance that would violate the letter or spirit of this Code. Unscrupulous dealings, non-compliance with this Code or the law or other dishonest or unethical business practices are forbidden and may result in disciplinary action, including termination from employment.

Policy

Newalta and all of its trustees, directors, officers and employees will adhere to the highest ethical standards in all our business activities. Any situation, decision or response should first consider what is right and how it reflects on Newalta. Although the various matters described in this Code do not cover the full spectrum of employee activities, they are indicative of the type of behaviour expected from employees in all circumstances.

If a trustee, director or officer has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this Code, the matter should be discussed with the Chair of the Board of Newalta Income Fund.

If an employee has any question of appropriateness in a particular situation, areas of conflict or disagreement with any aspect of this Code, the matter should be discussed with the employee's manager. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her manager. In these instances, employees should seek the advice of the Director, Human Resources (or designate).

Compliance with the Law

A concern for what is right underlies all business decisions. A company may be held liable for the wrongful actions of its trustees, directors, officers or employees. Accordingly, each trustee, director, officer and employee must ensure that their dealings and actions on behalf of Newalta comply with the spirit and intent of all relevant legislation and regulations including those set by a self regulatory body or professional organization. Particular attention is directed to the laws and regulations relating to discrimination, privacy, securities, labour, safety and the environment.

In addition to the laws imposed by statute, the law also imposes a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others. Trustees, directors, officers and employees must diligently ensure that their conduct is not and cannot be interpreted as being a contravention of laws governing the affairs of Newalta in any jurisdiction where it carries on business.

Ignorance of the law will not usually excuse a party who contravenes a law. Trustees, directors, officers and employees are responsible to keep informed of laws which may affect those affairs of Newalta which are under his or her control.

Whenever a trustee, director, officer or employee is in doubt about the application or interpretation of any legal requirement, the individual should immediately seek the advice of his or her manager.

Health, Safety and the Environment

Newalta is committed to safe and healthful working conditions for all employees and third parties, and to conducting its activities, whether on its own property or that of a customer, in an environmentally responsible manner consistent with the principles of sustainable development.

Trustees, directors, officers and employees are expected to read and to understand Newalta's Environmental and Safety Policies and Procedures and participate fully in this effort by improving operations to avoid injury or sickness to persons, and damage to property and the environment and by giving due regard to all applicable safety standards, regulatory requirements, technical and conventional standards and restraints.

All conditions, situations or accidents which give rise to health, safety or environmental concerns must be immediately reported to the appropriate Director, Environment Health and Safety.

Newalta authorizes each of its officers and employees to take any emergency actions that are necessary or desirable to minimize any critical health, safety or environmental problems provided those actions are consistent with Newalta's philosophy and practices regarding health, safety and environmental protection.

Conflict of Interest

Trustees, directors, officers and employees must avoid interests or relationships where their personal interests may affect their judgement in acting in the best interests of Newalta. This requires that each trustee, director, officer and employee act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined.

Where a conflict of interest situation may exist or be perceived to exist, the trustee, director, officer or employee may be put in a compromising position or his or her judgement may be questioned. Newalta wants to ensure that all trustees, directors, officers and employees are, and are perceived to be, free to act in the best interests of Newalta. Disclosure of areas of potential conflict of interest will allow appropriate steps to be taken to protect the individual from these situations.

Each trustee, director and officer who is a party to a material contract or proposed material contract with Newalta or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or proposed material contract with Newalta is required to disclose in writing to the Chair of Newalta Corporation the nature and extent of the trustee's, director's or officer's interest.

Officers and employees are required to disclose to the appropriate Vice President in writing all business, commercial or financial interests and activities which might reasonably be regarded as creating an actual or potential conflict with their duties of employment. Senior management will determine whether a conflict of interest does or could exist and, if necessary, advise the officer or employee of what steps should be taken.

There are many situations which can be classified as conflicts of interest, but the following examples illustrate those that are most common.

Private Business

Unless otherwise consented to by Newalta, a trustee, director, officer or employee, either directly or indirectly through his or her immediate family or by any other means, must not have a personal financial interest in, or place themselves in a position where they could derive a benefit or interest from, a business transaction with Newalta.

This, however, does not prevent a trustee, director, officer or employee and their families from having ownership in publicly traded shares or equity in companies which may do business with Newalta.

Outside Employment

Outside or self employment can negatively affect an employee's job performance. Employees employed or contracted by Newalta in either a part-time, temporary or full time capacity must have written approval from their manager to engage in outside or self employment.

Payments

It is Newalta's policy to deal fairly and lawfully with all customers, suppliers and independent contractors purchasing or furnishing goods or services. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.

Trustees, directors, officers and employees shall not accept gratuities or favours of any sort having more than a nominal value from any person, organization or group that does, or is seeking to do, business with Newalta or any of its affiliates or from a competitor of Newalta or any of its affiliates. Trustees, directors, officers and employees should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value or loans from any person, organization or group that does, or is seeking to do, business with Newalta or any of its affiliates (unless they are in the business of lending, and then only on conventional terms) or from a competitor of Newalta or any of its affiliates. Gifts of nominal value (advertising mementos, desk calendars or pens) or acceptance of hospitality or entertainment (lunch, dinner or tickets to a local sporting event) are acceptable. Trustees and directors should report gifts of a questionable nature to the Chair of the Board of Newalta Corporation and officers and employees should report gifts of a questionable nature to their superior.

No officer or employee shall offer or provide, either personally or on behalf of Newalta, any expensive gifts, excessive entertainment or payments of any amount of money to any supplier, customer, sub-contractor, or competitor of Newalta's, or to any public official or their representatives, nor pay to them, either directly or indirectly, any commissions or fees which are excessive in relation to the services rendered. Modest gifts, favours and entertainment may be furnished by officers and employees whose duties permit them to do so, provided all of the following tests are met:

- they are not in cash or securities and are of nominal value;
- they do not contravene any law and are made as a matter of general and accepted practice or in accordance with corporate policy; and
- if subsequently disclosed to the public, they would not in any way embarrass Newalta or their recipients.

Contributions

As a responsible community citizen, Newalta encourages and supports employee participation in charitable, educational, cultural, political and non-profit organizations. Contributions to charities made on behalf of Newalta should be within approved budgets.

Newalta's financial support to political parties, campaigns or candidates for election to any level of government requires approval of the Chief Executive Officer. Trustees, directors, officers and employees engaging in personal political activities must do so in their own right and not on behalf of Newalta.

Contributions are deemed to include money, anything having value (e.g. loans, services, excessive entertainment, tips or the use of Newalta facilities or assets), and time spent away from work responsibilities. Outside interests should not adversely affect an employee's job performance by absorbing time and concentration while at work. Furthermore, no trustee, director, officer or employee is to be reimbursed for any contributions which he or she might make in a personal capacity.

Directorships

Directorships of any officer or employee in commercial companies or in any charitable, educational, cultural, political or non-profit organizations require prior approval by the Chief Executive Officer.

Government Relations

Newalta, as a company offering services to a regulated industry and providing services which relate directly to regulations, must be especially sensitive to the interaction with public officials. All interaction and communications between trustees, directors, officers or employees and public officials are to be conducted in the highest ethical manner and must not compromise the integrity or reputation of any public official, Newalta, its affiliates or its employees.

Confidential Information

In the course of employment, trustees, directors, officers or employees may have access to information that is confidential, privileged, of value to competitors of Newalta or might be damaging to Newalta if improperly disclosed. Newalta respects privileged customer and employee related information, and therefore all employees must protect the confidentiality of such information.

The use or disclosure of confidential information must be for company purposes only and not for personal benefit or the benefit of others. This applies to disclosure of confidential information concerning Newalta or its business activities as well as information with respect to companies having business dealings with Newalta. To preserve confidentiality, disclosure and discussion of confidential information should be limited to those individuals who need to know the information.

Company Information

Trustees, directors, officers and employees must guard against improper disclosure of information that may be of competitive value to Newalta.

Newalta is in a competitive environment with other companies offering similar services. Certain records, reports, papers, devices, processes, plans, methods and apparatus of Newalta, including methods of doing business, strategies and information on costs, prices, sales, profits, markets and customers are the property of Newalta and are considered to be confidential and proprietary. Trustees, directors, officers and employees must not reveal such confidential information without consent from their superiors.

Confidential information does not include information which is already in the public domain. Certain information may be released by Newalta (to comply with securities regulations, for example), however the release of such information is a decision of the Board of Trustees of Newalta Income Fund and senior management. If there is any doubt as to what can or cannot be discussed outside of Newalta, trustees, directors, officers and employees and past trustees, directors, officers and employees should err on the side of discretion and not communicate any information. For more specific advice, your immediate manager or the Chief Financial Officer should be consulted.

Inside Information

Certain information, which Newalta treats as confidential, may influence the price or trading of Newalta's trust units or other securities if it is disclosed to members of the public. Inside information would include information concerning major contracts, proposed acquisitions or mergers, and sales or earnings figures. Trustees, directors, officers and employees shall not use such inside information for their own financial gain or for that of their associates.

Inside information is information which (1) has not been publicly released, (2) is intended for use solely by Newalta and not for personal use, or (3) is the type usually not disclosed by Newalta. All individuals who come into possession of material inside information, before it is publicly disclosed, are considered to be in a special relationship with Newalta for the purposes of securities laws. The husbands, wives, immediate families and those under control of insiders may also be regarded as being in a special relationship with Newalta. Included in the concept of insider trading is "tipping" or revealing inside information to individuals to enable such individuals to trade in a company's securities on the basis of undisclosed information.

Trustees, directors, officers and employees are responsible for being familiar with and abiding by all laws, regulations and rules respecting "insiders" and "insider trading". The various provincial securities legislation and business corporations act imposes certain liabilities upon every person, employee or retainee of Newalta, and any associate of such person, from using for their own benefit in connection with a trade in securities of Newalta any inside information, including that which, if generally known, might reasonably be expected to affect materially the market price of shares or other securities.

Newalta's policy parallels the law in that all trustees, directors, officers and employees who receive inside information about Newalta, its associates, affiliated companies and other companies in which it has an interest are in a position of trust and they must not trade in trust units or other securities on the basis of the information they possess, or otherwise make use of the information for their own benefit or advantage until such time as the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated.

Newalta has adopted the following rule in respect of trading in securities of Newalta by trustees, directors, officers and employees:

> *If you have knowledge of a material fact, pending change of material fact, or material change related to the affairs of Newalta or any public issuer involved in a transaction with Newalta which has not been generally disclosed, no purchase or sale may be made until the knowledge has been generally disclosed. In addition, this knowledge must not be conveyed to any other person.*

For purposes of this rule, public issuer includes any issuer, whether a corporation or otherwise, whose securities are traded in a public market, whether on a stock exchange or "over the counter". Material change or fact is one which would be expected to have a significant effect on the market price or value of any securities of a public issuer.

Newalta encourages trustees, directors, officers and employees to be securityholders in Newalta as one way to more tangibly link shareholder interests with those of the trustees, directors, officers and employees. However, trustees, directors, officers and employees possessing inside information are expected to show integrity and use proper judgement in timing their investments. If in doubt as to the propriety of actions, the officer or employee should seek the advice of the Chief Financial Officer. Reference should be made to the *Public Disclosure Policy, Policy on Confidential Information and Trading, Electronic Communications and Related Procedures* of Newalta Income Fund.

Books of Account

Accurate, timely and reliable books of account and records are essential for effective management to ensure Newalta meets its business, legal and financial obligations. As a result, officers and employees should ensure all transactions with which they are involved are authorized and executed in accordance with Newalta's procedures and that all transactions are completely and accurately accounted for and recorded.

Patents and Inventions

All inventions, discoveries and copyrights made by officers or employees during, or as a result of, their employment with Newalta (where company time, equipment, resources or pertinent information has been used for personal gain) are the property of Newalta unless a written release is obtained from the Chief Executive Officer.

Newalta and its officers and employees honour the proprietary rights of others as expressed in patents, copyrights, trademarks and industrial design.

Community Relations

In its business, Newalta and its trustees, directors, officers and employees come in contact with many members of the business and investment community, including individuals, community groups, public officials and members of the media. Newalta strives to maintain its good reputation in the community and therefore needs to ensure that individuals speaking on behalf of Newalta recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the General Manager or a member of senior management. The General Manager is then required to refer the matter to either the Chief Executive Officer or Chief Financial Officer whereby such senior officers will respond on behalf of Newalta. Reference should also be made to the *Public Disclosure Policy, Policy on Confidential Information and Trading, Electronic Communications and Related Procedures* of Newalta Income Fund.

Company Property and Opportunities

All trustees, directors, officers and employees are responsible for protecting Newalta's assets. Personal use of Newalta's property, including investment and other business opportunities, is not permitted without specific authorization.

Accounting and Financial Reporting

Newalta is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. Every trustee, director, officer and employee is required to follow prescribed accounting and financial reporting procedures. All accounting records should accurately reflect and describe corporate transactions. The recording of such data must not be falsified or altered in any way to conceal or distort assets, liabilities, revenues, expenses or the nature of the activity.

Any suspected violation relating to accounting or financial reporting matters should be reported directly to either the Chair of the Audit Committee of Newalta Income Fund or the Director, Internal Audit of Newalta Corporation pursuant to Appendix "A" to this document.

Employee Relations and Reporting

Newalta believes that its people are valuable assets. The continued success of Newalta is dependent on our employees, the work they perform, the ideas they contribute, and the ability, creativity and initiative they bring to the company.

In working together, Newalta trustees, directors, officers and employees must ensure they treat each other with respect, dignity, honesty and fairness. Newalta is committed to providing opportunity for employees to be fully challenged, to develop their skills and abilities, and to reach their career goals.

In all matters related to the supervision and development of officers and employees, including hiring, supervision, compensation, promotion and termination, no officer or employee will be discriminated against because of race, religious beliefs, color, gender (including sexual harassment and pregnancy), sexual orientation, physical or mental disability, ancestry or place of origin, marital status, source of income, family status, pardoned conviction, citizenship, language, age, or political beliefs.

All trustees, directors, officers and employees are encouraged to report any behaviour of trustees, directors, officers or employees which they reasonably believe is illegal or unethical to the Director, Human Resources (or designate). Reporting can be done on an anonymous basis if the employee wishes to do so. No adverse action will be taken against any individual for making a complaint or disclosing information in good faith, and any trustee, director, officer or employee who retaliates in any way against an individual who in good faith reports any violation or suspected violation of this Code will be subject to disciplinary action.

Acknowledgement

It is essential that trustees, directors, officers and employees of Newalta understand and adhere to this Code.

All trustees, directors, officers and employees of Newalta will be asked to acknowledge, in writing, their review of and agreement to be bound by this Code. This acknowledgment is undertaken:

- for new officers and employees: at the beginning of their employment.

- for employees classified in grade levels 1 to 5: upon initial promotion to this level and every three years thereafter.
- for officers and other employees classified in grade level 6 or above: upon initial promotion to this level and annually thereafter.
- for new trustees and directors: upon election to the board and annually thereafter.

The form of certification attached as Appendix "B" is to be used by trustees, directors, officers and employees to disclose any ***personal*** facts or dealings that are non-compliant with this Code.

Exceptions and Changes

Any exception or change to this Code must be in writing and signed by the Vice President, Human Resources and EH&S.

Appendix "A"
Employee Complaint Procedures
For Accounting, Financial Reporting and Auditing Matters

Any trustee, officer or employee of Newalta Income Fund and any director, officer or employee of its subsidiaries (collectively, referred to herein as "Newalta") may submit a complaint regarding accounting or auditing matters to the management of Newalta without fear of dismissal or retaliation of any kind. Newalta is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit Committee of Newalta Income Fund (the "Committee") will oversee treatment of employee concerns in this area.

In order to facilitate the reporting of complaints, the Committee has established the following procedures for (i) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, financial reporting or auditing matters ("Accounting Matters") and (ii) the confidential, anonymous submission by trustees, directors, officers and employees of concerns regarding questionable Accounting Matters.

Receipt of Complaints

- Officers and employees with concerns regarding Accounting Matters may report their concerns to the Chair of the Committee.
- Officers and employees may forward complaints on a confidential or anonymous basis to either (i) the Chair of the Committee, Richard (Dick) H. Pinder, by telephone at (403) 366-6860, email at dpinder@kingsmere.ca or by regular mail at Kingsmere Corporate Finance Ltd., 1016 Sifton Blvd. S.W., Calgary, Alberta T2T 2L1, or (ii) the Director, Internal Audit, Peter McConnell, by telephone at (403) 232-0882, email at pmcconnell@newalta.com or by regular mail at Suite 1200, 333-11th Ave SW, Calgary, Alberta T2R 1L9.

Scope of Matters Covered by These Procedures

These procedures relate to officer or employee complaints relating to any questionable accounting or auditing matters, including, without limitation, the following:

- fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of Newalta;
- fraud or deliberate error in the recording and maintaining of financial records of Newalta;
- deficiencies in or non-compliance with Newalta's internal accounting controls;
- misrepresentation or false statement to or by a trustee, director, officer, employee or external accountant regarding a matter contained in the financial records, financial reports or audit reports of Newalta; or
- deviation from full and fair reporting of Newalta's financial condition.

Treatment of Complaints

- Upon receipt of a complaint, the recipient of the complaint will (i) determine whether or not the complaint actually pertains to Accounting Matters and (ii) when possible, acknowledge receipt of the complaint to the sender.

- Complaints relating to Accounting Matters will be reviewed by the Committee, outside legal counsel or such other persons as the Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

- Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Committee.

- Newalta will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any individual in the terms and conditions of employment based upon any lawful actions of such individual with respect to reporting of complaints in good faith regarding Accounting Matters.

Reporting and Retention of Complaints and Investigations

- The Chair of the Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Committee.

Appendix "B"
Awareness Statement on Code of Business Conduct and Ethics

To be completed by trustees, directors, officers and employees of Newalta Income Fund and its subsidiaries ("Newalta")

I have recently read the Code of Business Conduct and Ethics of Newalta (the "Code"), and I can certify that, except as specifically noted below:

1. I understand the content and consequences of contravening the Code and agree to abide by the Code.
2. I am in compliance with the Code.
3. All facts and dealings which I believe to be non-compliant with the Code have been communicated to the appropriate representative of Newalta and are detailed below.
4. (If applicable) After due inquiry and to my best knowledge and belief, no employee under my direct supervision is in violation of the Code.
5. I have and will continue to exercise my best efforts to assure full compliance with the Code by myself and (if applicable) all employees under my direct supervision.

Print or type name: ______________________________

Signature: ______________________________

Title and location: ______________________________

Date: ______________________________

Facts and dealings that I believe to be non-compliant with the Code

(Including potential conflict of interest situations)

1.

2.

(If required, provide additional details on separate sheet).

File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Income Fund Releases 2005 US Tax Information

CALGARY, Alberta, Canada, March 31, 2006 – The following information is being provided to assist individual U.S. holders of trust units of Newalta Income Fund (the "Fund") who hold their units through a broker or other intermediary in reporting dividends received from the Fund on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2005. **The information is intended as a general guideline and should not be considered legal advice to any particular existing or potential holder of trust units. The information is not intended to cover all possible U.S. income tax considerations. Holders or potential holders of trust units of the Fund should consult their own legal and tax advisors as to the specific U.S. tax consequences of holding trust units of the Fund.**

We believe the Fund should be treated as a qualified corporation for U.S. tax purposes. As such, dividend distributions from the Fund should generally be considered "Qualifying Dividends" subject to tax at a reduced rate in the U.S. The taxable portion of the monthly distribution is determined annually by the Fund based upon current and accumulated earnings and profits in accordance with U.S. tax law. The taxable portion of the monthly distribution is considered a dividend for U.S. tax purposes. For 2005, the Fund has calculated that 100 percent of the distributions made in 2005 are dividends that should be "Qualifying Dividends".

If you are a registered holder of trust units, you will receive a 1099-DIV slip (or equivalent) from our transfer agent (Valiant Trust Company). If you hold trust units through a broker or other intermediary, you may receive a 1099-DIV slip (or equivalent) directly from your broker or intermediary, not from our transfer agent (Valiant Trust Company) or us. Information on the 1099-DIV slip issued by your broker or intermediary may not accurately reflect the information in this release for a variety of reasons. Investors should consult their broker and tax advisor to ensure that the information presented here is accurately reflected in their tax returns.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com